As filed with the Securities and Exchange Commission on November 18, 2004
Registration No. 333-120184

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Ninetowns Digital World Trade Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District
Beijing 100020, People’s Republic of China
(86 10) 6588-7788
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue
13th Floor, New York, NY 10011
(212) 894-8940
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Neil A. Torpey, Esq. Paul, Hastings, Janofsky & Walker LLP 22nd Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong (852) 2867-9988	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP 7th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong (852) 2514-7600

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Securities to be	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Registered	Registered(1)(2)	Offering Price Per Share(1)	Aggregate Offering Price(1)	Registration Fee

Ordinary shares, par value HK$0.025 per share(3)	11,040,000	US$12.00	US$132,480,000	US$16,785.22(4)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes an aggregate of 1,440,000 American Depositary Shares which represent ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any. Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the ordinary shares are first bona fide offered to the public.

(3)	American Depositary Shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-120567). Each American Depositary Share represents one ordinary share.

(4)	A registration fee of US$21,364.96 was previously paid on November 3, 2004.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling shareholders are soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 18, 2004

Prospectus

9,600,000 American Depositary Shares

representing 9,600,000 Ordinary Shares

This is an initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of Ninetowns Digital World Trade Holdings Limited. We are offering 6,400,000 ADSs and the selling shareholders identified in this prospectus are offering 3,200,000 ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholders. Each ADS will represent the right to receive one of our ordinary shares, par value HK$0.025 per share, or ordinary shares. The estimated initial public offering price is between US$10.00 and US$12.00 per ADS.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We have applied for the quotation of our ADSs on the Nasdaq National Market under the symbol NINE.

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds to Ninetowns, before expenses	US$	US$
Proceeds to selling shareholders, before expenses	US$	US$

The selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 1,440,000 ADSs, solely to cover over-allotments.

Investing in our ADSs involves a high degree of risk. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

Citigroup

Jefferies Broadview

Lehman Brothers

                    , 2004

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i

Certain terms and conventions

Unless the context otherwise requires, references in this prospectus to:

•	“Ninetowns,” “we,” “us,” “our,” or “our company” are to Ninetowns Digital World Trade Holdings Limited and our consolidated subsidiaries and, where applicable, to our predecessors Ixworth Enterprises Limited, or Ixworth, and Beijing Ninetowns Technology Group Limited, or Ninetowns Technology;

•	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“PRC Inspections Administration” are to the State Administration for Quality Supervision and Inspection and Quarantine of the PRC;

•	“PRC Customs” are to the Customs General Administration of the PRC;

•	“U.S.” or the “United States” are to the United States of America;

•	“U.S. dollars” or “US$” are to the currency of the United States;

•	“Renminbi” or “RMB” are to the currency of China;

•	“Hong Kong dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region;

•	“Canadian dollars” or “CAN$” are to the currency of Canada;

•	“iTowNet” are to “Beijing iTowNet Cyber Technology Ltd.,” a limited liability company organized under the laws of the PRC that is 51.0% owned by the PRC Inspections Administration and 49.0% owned by Ninetowns Import & Export e-Commerce Co., Ltd., or Import & Export, a company wholly-owned by our Chief Executive Officer Shuang Wang and his spouse Min Dong, who is also a member of our senior management; and

•	“International trade enterprises” are to foreign-invested or wholly PRC-owned companies with import/export businesses.

For your convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Renminbi in effect on September 30, 2004, which was RMB8.2766 to US$1.00. On November 16, 2004, the noon buying rate was RMB8.2765 to US$1.00. See “Exchange rate information.”

References to “1999,” “2000,” “2001,” “2002,” “2003” and “2004” are, where appropriate, references to the years ended December 31, 1999, 2000, 2001, 2002, 2003 and 2004, respectively. References to “the first nine months of 2003” and “the first nine months of 2004” are, where appropriate, references to the nine months ended September 30, 2003 and 2004, respectively.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

Facts and statistics in this prospectus relating to the enterprise software and related services market, the PRC import/ export industry and economic data are derived from various government and research publications.

Unless specifically indicated otherwise or unless the context otherwise requires, the information in this prospectus gives effect to a 4-for-1 split of our ordinary shares effected on November 9, 2004.

The number of ordinary shares outstanding as of the date of this prospectus assumes the exercise by Mr. Wang and Ms. Dong of an aggregate of 245,506 share options after September 30, 2004, the date of our last balance sheet.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk factors,” beginning on page 11, and our consolidated financial statements and notes thereto, beginning on page F-1, before making an investment decision.

Our business

We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/ export process in China; we believe we are a leader in our market based on revenues and market share. To date, we have focused on providing enterprise software for the completion over the Internet of the processing of import/ export declarations, or the declaration process. We assisted in designing and building, and continue to help maintain and upgrade, the electronic systems of the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, that enable our enterprise software to complete the declaration process over the Internet.

Our enterprise software consists of standardized, easy-to-install applications that enable our users to reduce the time required to complete the declaration process from approximately two or more days to as quick as one hour. This is achieved by eliminating manual preparation and submission of paperwork to the PRC Inspections Administration in favor of electronic processing over the Internet. According to the internal records of Beijing iTowNet Cyber Technology Ltd., or iTowNet, approximately 83,000 companies, or approximately 87.4% of all companies in China that make electronic import/ export declarations, had registered to use our enterprise software as of September 30, 2004. We sell our enterprise software both directly to end-users and through two distributors and one franchisee. We, or our distributors or franchisee, also provide after-sales and technical support services and updates, which we refer to as customer maintenance services, to our end-users.

In 2003 and for the first nine months of 2004, we derived 85.6% and 96.6%, respectively, of our total net revenues from sales of enterprise software and customer maintenance services and 14.3% and 3.4%, respectively, from software development services. Specifically, our enterprise software and related customer maintenance services generated net revenues of RMB39.1 million, RMB93.4 million, RMB113.8 million (US$13.7 million) and RMB134.5 million (US$16.2 million) in 2001, 2002, 2003 and for the first nine months of 2004, respectively. We also had at December 31, 2003 and September 30, 2004, short-term unearned revenue of RMB70.6 million (US$8.5 million) and RMB88.7 million (US$10.7 million), respectively, which represented proceeds from sales of our enterprise software received and receivable but not yet recognized as revenue. According to iTowNet’s registration records, there were approximately 11,860, 24,560, 51,860 and 83,000 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2001, 2002 and 2003, and September 30, 2004, respectively.

Our enterprise software

As China’s import/export market expands, we expect there will be increasing demand from PRC trade-related government agencies to improve data management and a parallel demand from international trade enterprises for more cost-efficient and time-saving processing methods. In particular, inefficiencies in traditional paper-based filing methods have historically hindered effective data management and are often slow, inconvenient and costly to international trade enterprises and the PRC government. To address such inefficiencies, our enterprise software:

•	offers a cost-efficient and time-saving alternative to traditional paper-based filing methods of processing import/ export declarations;

•	is easy to install and can be “up and running” on most computers in less than 30 minutes; and

•	allows for fast, efficient and accurate declaration processing with the PRC Inspections Administration and offers users cost-savings as well as the ability to make filings anytime and from anywhere over the Internet to PRC Inspections Administration offices across China.

Our competitive advantages

We believe we have achieved the leading position in our industry by establishing the following competitive strengths:

•	First to market, setting the industry standard. We believe we were the first company in China to facilitate electronic PRC Inspections Administration filings and offered the first enterprise software to be officially endorsed by the PRC Inspections Administration for use in the declaration process.

•	Proven ability to establish and maintain collaborative relationships with the PRC Inspections Administration. We helped build the electronic systems used by the PRC Inspections Administration to accept and process electronic filings and continue to work closely with the PRC Inspections Administration and its service providers to ensure that our enterprise software reflects changes in the PRC Inspections Administration’s information systems, procedures, rules and regulations.

•	Scalable, modular and secure software. The data exchange platform that we helped build for iTowNet is designed to effectively and efficiently handle a large number of concurrent transactions for a large number of users. Our enterprise software allows our users to easily add functions by installing additional software over the Internet with minimal cost to us. Each user of our enterprise software must be registered and authenticated as having a licensed copy before access to the PRC Inspections Administration data exchange platforms is permitted.

•	Strong market reputation. We believe we are commonly associated in the PRC international trade industry with fast, cost-effective and convenient declaration processing over the Internet.

•	Extensive distribution and support network. We believe our existing 19 technical support centers and our two distributors and one franchisee provide coverage of most of the major import/export cities in China.

•	Experienced management team with strong product development capabilities. Our management team is highly knowledgeable about and experienced in providing software that addresses international trade-related inefficiencies in China.

Our business strategy

Our goal is to become the leading software company that enables enterprises and government agencies to streamline their import/export processes in China. To achieve this goal, we intend to:

•	Leverage and strengthen our market reputation by creating new products. We seek to leverage and strengthen our market reputation by providing new enterprise software for use with the PRC Inspections Administration and other PRC trade-related government agencies, such as PRC Customs.

•	Enhance value for existing clients through broader product offerings and improved customer maintenance services. We intend to develop new functions for our existing enterprise software to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and third parties such as banks, insurers and logistics providers.

•	Expand our client base through increased marketing and broader product offerings. We plan to expand our use of franchisees to reach and attract new clients throughout China.

•	Maintain leadership in technical and industry knowledge. We intend to continue to invest in our research and development efforts, and to continue to accumulate related industry knowledge and expertise, in order to further improve our enterprise software and customer maintenance services to our users.

•	Pursue selective strategic acquisitions, investments, joint venture or collaborative arrangements. Although we currently do not have any definitive plans, we intend to review selective investment opportunities to acquire, or begin businesses to develop products or technologies to complement our existing enterprise software and customer maintenance services.

Challenges and risks

Notwithstanding our competitive strengths, we expect to face significant challenges and risks in our business, including:

•	Our dependence on maintaining our relationship with trade-related PRC government agencies such as the PRC Inspections Administration and PRC Customs.

•	Our current reliance on one main series of enterprise software products.

•	Our need to be selected by trade-related PRC government agencies as a provider of software development services.

•	Our dependence on our distributors and franchisee to expand our enterprise software user base.

•	Conflicts of interest that may arise between the related parties we rely on to operate our business, such as iTowNet and our franchisee Shenzhen Ninetowns Enke Software Technology Co., Ltd., or Ninetowns Enke, and our company.

•	Our ability to market our customer maintenance services, since our users and potential customers are not accustomed to being charged for this type of service and it is unclear to us how many of our users will pay for such maintenance services in the future.

•	Our ability to adequately manage our expansion.

Our operating history and corporate structure

Our predecessor, Beijing Ninetowns Technology Group Limited, or Ninetowns Technology, a “share cooperative enterprise” formed under PRC law on March 22, 1995, focused on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. Through a series of restructuring transactions in 2000, Ixworth Enterprises Limited, or Ixworth, a company incorporated in the British Virgin Islands, acquired 90.0% of the equity interest of Ninetowns Technology. Such 90.0% equity interest acquired by Ixworth was held by New Take Limited and Shielder Limited, both Hong Kong companies, through their respective subsidiaries, Beijing New Take Electronic Commerce Limited, or Beijing New Take, and Beijing Ninetowns Times Electronic Commerce Limited, or Ninetowns Times. In September 2003, we issued 21,999,996 ordinary shares to Jitter Bug Holdings Limited, or Jitter Bug, the parent company of Ixworth. Jitter Bug simultaneously transferred 100.0% of the equity interest in Ixworth to us. We were incorporated in the Cayman Islands on February 8, 2002 as Ninetowns Digital World Trade Technology Holdings Limited. We changed our name to “Ninetowns Digital World Trade One Technology Holdings Limited” on June 11, 2002 and then to “Ninetowns Digital World Trade Holdings Limited” on April 7, 2003.

We conduct our business in China through six PRC subsidiaries, namely (i) Beijing New Take, (ii) Beijing Ninetowns Digital Technology Limited, or Beijing Digital, (iii) Ninetowns Times, (iv) Beijing Ninetowns Ports Software and Technology Co., Ltd., or Ninetowns Ports, (v) Shanghai New Take Digital Technology Co., Ltd., or Shanghai New Take, and (vi) Tsingdao Fujian Commerce and Finance Software Limited, or Tsingdao Fujian. On June 30, 2004, we signed definitive agreements to acquire the remaining 10.0% equity interest in Shanghai New Take for a consideration of RMB50,000 from Import & Export. From August to October 2004, we completed a series of reorganization transactions to acquire from our shareholder Value Chain International Limited, or Value Chain, the remaining 10.0% equity interest in Beijing New Take, Beijing Digital, Ninetowns Times, Ninetowns Ports and Shanghai New Take, as well as a 7.0% equity interest in Tsingdao Fujian, in exchange for 2,002,312 ordinary shares and US$5,876,540 in cash. See “Related party transactions — Reorganization transactions.”

The following diagram illustrates our organizational structure, both before and after giving effect to this offering. Percentages shown in parentheses in the diagram below represent ownership after giving effect to this offering.

This diagram does not include the outstanding share options granted to our employees in November 2003 to purchase 2,328,894 of our ordinary shares. The remaining 30.0% equity interest of Tsingdao Fujian is owned by third parties unrelated to us.

(1)	Please see “Principal and selling shareholders” for additional information relating to the owners of this shareholder.

(2)	Ever Praise Holdings Limited, or Ever Praise, is 100.0% owned by our Chairman, Tat Man Lee.

(3)	Jitter Bug is ultimately owned, through holding companies, by the following persons: Kenneth Sze Ho Siu, who is one of our directors and executive officers (31.06%), Kin Fai Ng, who is one of our directors and executive officers (29.62%), Gerry Ka Cheung Wai, who is one of our directors and executive officers (11.04%), Tat Man Lee, who is our Chairman (5.86%), Chang Shyhlin (7.30%), Lam Kin Chung (5.86%), Woon Hing Wong (2.34%), Paul Ngai Po Lun (1.95%), Or Yuen Hung (1.95%), Woon Tak Wong (0.23%) and Loretta Ho Lai Wah (2.78%). See footnote 5 of “Principal and selling shareholders” for additional information on the shareholders of Jitter Bug.

(4)	Consists of the following private equity investors: AIG Asian Opportunity Fund, L.P.; American International Assurance Company (Bermuda) Limited; UOB Venture (Shenzhen) Limited; Titan I Venture Capital Co., Ltd.; Titan II Venture Capital Co., Ltd.; CFM Investments Limited; China Equity Associates, L.P.; MMFI CAPI Venture Investments

Limited; Huitung Investments (BVI) Limited; and Ferndale Associates Limited. Please see “Principal and selling shareholders” for additional information related to the owners of these shareholders.

(5)	Value Chain International Limited, or Value Chain, is 50.0% owned by Shuang Wang, who is our chief executive officer and one of our directors, and 50.0% owned by Min Dong, who is one of our executive officers and the spouse of Mr. Wang.

(6)	Consists of Shuang Wang, Min Dong, Xiaoguang Ren, Tommy Siu Lun Fork, Bolin Wu and Ping Sun Lee, who is a former member of our senior management. Excludes ordinary shares beneficially owned by Mr. Wang and Ms. Dong through Value Chain and by members of senior management through Jitter Bug. Please see “Principal and selling shareholders” for the ownership interests of the members of our senior management.

Contact information

Our principal executive offices are located at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020, People’s Republic of China. Our telephone number in China is (86 10) 6588-7788. We maintain a website at http://www.ninetowns.com. Information contained in our website does not constitute a part of this prospectus.

The offering

The offering	By us	6,400,000 ADSs
	By the selling shareholders	3,200,000 ADSs
	Total	9,600,000 ADSs

ADSs to be outstanding after this offering	9,600,000 ADSs. Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding share options.

Ordinary shares to be outstanding after this offering	34,391,834 ordinary shares.

Offering price	US$ per ADS.

Use of proceeds	We expect to use the net proceeds we receive from this offering, approximately US$63.3 million, assuming an initial public offering price of US$11.00, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, for (i) research and development efforts, (ii) expansion of our distribution and technical support network, (iii) capital expenditures and (iv) working capital, general corporate purposes and acquisitions of or investments in complementary businesses, products and technologies. See “Use of proceeds” for more information regarding our expected use of the net proceeds from this offering and the estimated amounts of the expected uses of these proceeds. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Listing	We have applied for the quotation of our ADSs on the Nasdaq National Market under the symbol NINE.

Over-allotment option	The selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 1,440,000 ADSs, solely to cover over-allotments.

The ADSs	Each ADS represents one ordinary share, par value HK$0.025 per share. Our ADSs will be evidenced by American Depositary Receipts, or ADRs.

• The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

• Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may turn in your ADSs to the depositary in exchange for the ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

• We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Receipts” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.

Voting rights	Subject to the provisions of the deposit agreement, you will be entitled to instruct the depositary on how to vote the ordinary shares underlying your ADSs.

Dividends	We have not paid a dividend on our share capital since inception and any decision to pay dividends in the future will be subject to a number of commercial factors, such as the interests of our shareholders, our cash requirements for future capital expenditures and investments, as well as relevant industry and market practice.

Lock-up	We and our directors, officers and our shareholders have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities Inc. and subject to certain exceptions, neither we nor any of our directors or officers nor any of such shareholders will, for a period of 180 days following the date of this prospectus, offer, sell, or contract to sell, directly or indirectly, or otherwise dispose of, any of our ADSs, our ordinary shares or any economic interests therein. See “Underwriting.”

Payment and settlement	Our ADSs are expected to be delivered against payment on or about , 2004. Our ADSs will be delivered in book entry form through the facilities of The Depository Trust Company.

Risk factors	For a discussion of certain factors that should be considered in evaluating an investment in our ADSs, see “Risk factors” beginning on page 11 of this prospectus.

Summary financial information and other data

The following table shows summary consolidated financial information and other data for our business. You should read the following information in conjunction with:

•	the section of this prospectus entitled “Management’s discussion and analysis of financial condition and results of operations,” and

•	our consolidated financial statements and related notes beginning on page F-1 of this prospectus.

The statement of operations data and cash flow data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003, are derived from our audited consolidated financial statements and related notes thereto which have been included elsewhere in this prospectus. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

The statement of operations data and cash flow data for the nine months ended September 30, 2003 and 2004, and the balance sheet data as of September 30, 2004, are derived from our unaudited consolidated financial statements and related notes thereto which have been included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

	For the year ended December 31,

(in thousands, except per share, per ADS and operating data and percentages):		2001		2002		2003		2003(1)

Statement of operations data:
Total net revenues:
Enterprise software	RMB	39,120	RMB	93,375	RMB	113,791	US$	13,748
Software development services		—		14,400		19,045		2,301
Computer hardware sales		19,894		258		72		9

		59,014		108,033		132,908		16,058

Cost of revenues:
Enterprise software		(443)		(1,115)		(1,532)		(185)
Software development services		—		(3,534)		(4,939)		(597)
Computer hardware sales		(19,142)		(216)		(48)		(6)

		(19,585)		(4,865)		(6,519)		(788)

Gross profit		39,429		103,168		126,389		15,270
Operating expenses:
Selling expenses		(14,385)		(13,604)		(13,674)		(1,653)
General and administrative expenses		(7,458)		(10,671)		(20,395)		(2,464)
Research and development expenses		(6,285)		(4,108)		(2,691)		(325)
Employee stock-based compensation related to general and administrative expenses		—		—		(35,000)		(4,229)
Allowance for doubtful debts		(800)		(1,524)		(1,516)		(183)

Income from operations		10,501		73,261		53,113		6,416
Interest expenses		(571)		—		—		—
Interest income		991		619		1,220		147
Other income		5		458		211		26

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the nine months ended September 30,

(in thousands, except per share, per ADS and operating data and percentages):		2003		2004		2004(1)

	(unaudited)
Statement of operations data:
Total net revenues:
Enterprise software	RMB	82,318	RMB	134,491	US$	16,249
Software development services		15,030		4,698		568
Computer hardware sales		40		20		2

		97,388		139,209		16,819

Cost of revenues:
Enterprise software		(1,057)		(1,252)		(151)
Software development services		(2,921)		(884)		(107)
Computer hardware sales		(48)		(4)		—

		(4,026)		(2,140)		(258)

Gross profit		93,362		137,069		16,561
Operating expenses:
Selling expenses		(10,961)		(11,686)		(1,412)
General and administrative expenses		(9,291)		(23,233)		(2,807)
Research and development expenses		(1,420)		(3,225)		(390)
Employee stock-based compensation related to general and administrative expenses		(35,000)		—		—
Allowance for doubtful debts		—		(700)		(85)

Income from operations		36,690		98,225		11,867
Interest expenses		—		—		—
Interest income		887		1,692		205
Other income		170		1,340		162

	For the year ended December 31,

(in thousands, except per share, per ADS and operating data and percentages):	2001	2002	2003	2003(1)

Income before income taxes	RMB10,926	RMB74,338	RMB54,544	US$6,589
Income taxes	(386)	(2,061)	(4,116)	(497)

Income before minority interests	10,540	72,277	50,428	6,092
Minority interests	(1,047)	(7,299)	(9,239)	(1,116)
Equity in earnings of an affiliated company	24	79	—	—

Net income	9,517	65,057	41,189	4,976

Net income per share and ADS(3):
Basic	0.43	2.96	1.82	0.22
Diluted	0.43	2.96	1.82	0.22
Cash flow data:
Net cash provided by operating activities	28,678	58,568	46,412	5,608
Depreciation and amortization	1,053	1,126	874	106
Net cash provided by (used in) investing activities	(21,157)	16,029	1,203	146
Net cash provided by (used in) financing activities	(5,575)	(30,531)	70,250	8,487

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the nine months ended September 30,

(in thousands, except per share, per ADS and operating data and percentages):	2003	2004	2004(1)

	(unaudited)
Income before income taxes	RMB37,747	RMB101,257	US$12,234
Income taxes	(3,167)	(1,068)	(129)

Income before minority interests	34,580	100,189	12,105
Minority interests	(5,468)	(9,006)	(1,088)
Equity in earnings of an affiliated company	—	—	—

Net income	29,112	91,183	11,017

Net income per share and ADS(3):
Basic	1.32	3.50	0.42
Diluted	1.32	3.30	0.40
Cash flow data:
Net cash provided by operating activities	4,724	41,370	4,999
Depreciation and amortization	654	1,192	144
Net cash provided by (used in) investing activities	2,787	(93,988)	(11,356)
Net cash provided by (used in) financing activities	(442)	22,319	2,696

	As of December 31,				As of September 30, 2004(1)

	2002	2003	2003(1)		Actual			As Adjusted(2)

					(unaudited)
Balance sheet data:
Cash and cash equivalents	RMB49,666	RMB167,531	US$	20,241	RMB	137,232	US$16,580	US$	79,852
Trade receivables, net of allowance for doubtful debts, from:
external customers	28,179	31,096		3,757		44,826	5,416		5,416
related parties	9,000	31,885		3,852		34,580	4,178		4,178
Term deposits	24,832	65,664		7,934		110,666	13,371		13,371
Total assets	133,287	323,975		39,143		612,665	74,023		137,295
Short-term unearned revenue	44,420	70,608		8,531		88,663	10,713		10,713
Total current liabilities	56,581	94,234		11,386		102,364	12,368		12,368
Mezzanine equity	—	46,937		5,671		71,676	8,660		—
Total shareholders’ equity	68,671	165,530		19,999		438,025	52,922		124,854

	As of December 31,			As of September 30,

	2001	2002	2003	2003	2004

Operating data:
Number of registered licensees of iDeclare.CIQ	11,860	24,560	51,860	41,890	83,000

(1)	For the convenience of the reader, the RMB amounts are expressed in U.S. dollars at the rate of RMB8.2766 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

(2)	As adjusted to reflect the issuance and sale of 6,400,000 ADSs offered by us assuming an initial public offering price of US$11.00 per ADS, the mid-point of the estimated offering price range set forth on the front page of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the over-allotment option.

(3)	On November 9, 2004, our shareholders approved a 4-for-1 share split. All share and per share data have been restated to give retroactive effect to this stock split.

Risk factors

This offering involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. You should pay particular attention to the fact that our operating subsidiaries in China are governed by a legal and regulatory environment that in some respects differs from that which prevails in other countries, including the United States. If any of the following risks actually occurs, the value of our ordinary shares and the trading price of our ADSs could decline, and you may lose all or part of your investment.

Risks related to our business

We currently generate substantially all of our total net revenues from either PRC government agencies or in connection with PRC government agency filings, and our failure to maintain a continued working relationship with certain PRC government agencies and, in particular, the PRC Inspections Administration, would result in the reduction or loss of substantially all of our total net revenues.

Sales of our enterprise software and software development services that are either used by the PRC Inspections Administration or by iTowNet, the operator of the PRC Inspections Administration’s data exchange platforms and electronic processing systems, have accounted for substantially all of our total net revenues. We expect that, in the future, we will continue to generate substantially all of our total net revenues through sales of enterprise software and software development services that will be used in connection with PRC Inspections Administration filings. Net revenues from sales of enterprise software for PRC Inspections Administration filings accounted for 66.3%, 86.4%, 85.2% and 90.0% of our total net revenues in 2001, 2002, 2003 and for the first nine months of 2004, respectively. Net revenues from software development services provided to the PRC Inspections Administration and iTowNet accounted for nil, 12.6%, 13.9% and 3.1% of our total net revenues in 2001, 2002, 2003 and for the first nine months of 2004, respectively.

We cannot assure you that we will be able to maintain our working relationship with the PRC Inspections Administration or other PRC government agencies in connection with new enterprise software or in relation to the continued use of our existing enterprise software. If the PRC Inspections Administration ceases to cooperate with us in researching and developing new enterprise software; ceases to use the electronic infrastructure that we helped develop and build; reduces its spending on, or commitment to, or ceases or slows down the implementation of, the digitization of its processes for data collection and administration; encourages our competitors or alternate means of data collection; or requires us to lower the prices of our products and services; then our market position, revenues and profitability would be materially and adversely affected. Furthermore, such a change in our relationship with the PRC Inspections Administration could result in the loss of what we perceive to be our first mover advantage in developing software products compatible with the systems implemented by the PRC Inspections Administration. The loss of such an advantage would result in slower growth and/or reduced sales, which would require us to increase our research and development and sales and marketing expenditures.

Our revenues would be adversely affected if the PRC Inspections Administration, or any other government agency to which our products relate, develops, endorses or adopts an alternative to our enterprise software.

Our business would be adversely affected if the PRC Inspections Administration, its affiliated company iTowNet or any other government agency or affiliate to which our products relate decides to develop its software and platform internally, endorses software provided by others or permits filings to be made online without independently produced software. In such case, we would not only face enhanced competition, but our software products and services relating to the PRC Inspections Administration, iTowNet or any such government agency or affiliate could become obsolete, which would result in the reduction or loss of substantially all of our revenues.

Our significant shareholders, their related parties and our management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of our company.

Shuang Wang, our Chief Executive Officer and a director of our company, or Mr. Wang, and Min Dong, our Senior Vice President of Legal Affairs, Administration and Human Resources and the spouse of Mr. Wang, or Ms. Dong, will beneficially own 50.4% of our ordinary shares immediately following the completion of this offering. In addition, the directors of Jitter Bug, which is our principal shareholder and will beneficially own 43.8% of our ordinary shares upon completion of this offering, and the directors of our company are similar. Specifically, Mr. Wang, Mr. Gerry Ka Cheung Wai, who is our Chief Legal Advisor, Company Secretary and one of our directors, or Mr. Wai, and Mr. Kin Fai Ng, who is our Senior Vice President and one of our directors, or Mr. Ng, who comprise three of our ten directors and have significant influence over the management and policies of our company, are also directors of Jitter Bug. Furthermore, Mr. Wai and Mr. Ng are beneficial owners of equity interests in Jitter Bug. Mr. Ren Xiaoguang, our President, or Mr. Ren, and Ms. Dong are also directors of Jitter Bug. Together, Ms. Dong and Messrs. Wang, Wai, Ng and Ren comprise five of the six directors of, and effectively control, Jitter Bug, and these five persons are all executive officers of our company.

Accordingly, Jitter Bug and our management personnel named above will have substantial influence over the management and policies of our company and the outcome of most corporate actions. As a result, Jitter Bug and our management personnel have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of our company. There can be no assurance that Jitter Bug and our management personnel will not cause our company to take such corporate actions. There can also be no assurance that our management personnel will not be influenced in their day-to-day management of our company by their interests in Jitter Bug.

Mr. Wang and Ms. Dong beneficially own 100.0% of Import & Export, which in turn owns a 49.0% equity interest in iTowNet. iTowNet is the ultimate user of substantially all the software development services we provide and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing systems. iTowNet receives a fee of RMB5 for each submission made over its data exchange platforms. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Mr. Ren is also a non-executive director of iTowNet. Mr. Bolin Wu, who is our General Manager, Research and Development and Chief Technology Officer, or Mr. Wu, is the sole supervisor of iTowNet. As the supervisor of

iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.

In addition, Ms. Dong’s sister Li Dong was a 3.75% shareholder and director of Beijing Regard, a company which we assisted in forming and which competes with us to provide software development services to iTowNet. On July 8, 2004, Li Dong disposed of her 3.75% interest in and resigned as a director of Beijing Regard. Due to their ownership interest in iTowNet and Mr. Wang’s position as a director of iTowNet, the interests of Mr. Wang and Ms. Dong may also differ from those of our other shareholders.

We derived nil, RMB13.6 million, RMB515,000 (US$62,000) and RMB13.4 million (US$1.6 million), or nil, 12.6%, 0.4% and 9.6% of our total net revenues in 2001, 2002 and 2003, and in the first nine months of 2004, respectively, from iTowNet, which is our related party and a major customer for our software development services. We derived RMB18.5 million (US$2.2 million) or 13.9% of our total net revenues in 2003 from Beijing Regard, which is also our related party and another major customer for our software development services. We derived RMB1.4 million (US$168,000) and RMB17.8 million (US$2.2 million), or 1.0% and 12.8% of our total net revenues in 2003 and in the first nine months of 2004, respectively, from Ninetowns Enke, which is our sole franchisee.

We cannot assure you that our transactions with iTowNet and Beijing Regard would have occurred on their current terms, or at all, had these relationships not existed; nor can there be any assurance as to the effect these relationships will have on our future business dealings with iTowNet and Beijing Regard. See “Related party transactions.”

Since a significant part of the growth of our total net revenues in 2002 and 2003 was generated from software development services, a decline in demand for those services or a change in our relationship with the primary purchasers of those services may result in a significant reduction in our total net revenues and our net revenues from the provision of software development services.

We have provided software development services to iTowNet since April 2002. Mr. Wang and Ms. Dong beneficially own 49.0% and the PRC Inspections Administration owns 51.0% of iTowNet. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Mr. Ren is also a non-executive director and Mr. Wu is the sole supervisor of iTowNet. In addition, we provide software development services either directly, or indirectly as a sub-contractor for Beijing Regard, to iTowNet. See “Related party transactions — Beijing Regard Technology Co., Ltd.” Net revenues from the provision of software development services, either directly to iTowNet or indirectly to iTowNet through Beijing Regard, accounted for approximately 12.6%, 13.9% and 3.1% of our total net revenues, and 94.5%, 97.1% and 90.5% of our net revenues from the provision of software development services, in 2002, 2003 and for the first nine months of 2004, respectively. We did not provide software development services to iTowNet or Beijing Regard in 2001. We intend to continue to offer these services to iTowNet and Beijing Regard, but if we are unable to obtain additional software development contracts from iTowNet or from Beijing Regard, we may cease to provide software development services or experience a significant reduction in our total net revenues and our net revenues from the provision of software development services.

A significant portion of our total net revenues are generated by our four largest customers, and the loss of all or part of our net revenues from any of these customers would result in a decline in our total net revenues and a significant increase in our sales and marketing expenditures.

We have distribution agreements with our two authorized distributors and one franchisee who, as a result of their purchases of enterprise software for distribution to end-users, are also three of our largest customers. Our net revenues from sales of our enterprise software from our distributor Guangzhou Panyu Chengchang Trade Development Co., Ltd., a PRC company, or Panyu, were RMB2.0 million, RMB17.3 million, RMB27.6 million (US$3.3 million) and RMB31.7 million (US$3.8 million), which represented 3.4%, 16.0%, 20.7% and 22.8% of our total net revenues for 2001, 2002, 2003 and for the first nine months of 2004, respectively. Our net revenues from sales of our enterprise software from our distributor Shanghai Xianghua Shipping Consulting Company, a PRC company, or Xianghua, were RMB2.0 million, RMB19.0 million, RMB18.2 million (US$2.2 million) and RMB2.0 million (US$245,000), which represented 3.3%, 17.6%, 13.7% and 1.5% of our total net revenues for 2001, 2002, 2003 and for the first nine months of 2004, respectively. In August 2003, we did not renew our distribution agreement with Xianghua and instead engaged Shanghai Tomorrow Technology Development Co., Ltd., a PRC company, or Tomorrow Technology, as our distributor. Our net revenues from sales of our enterprise software from Tomorrow Technology were RMB3.0 million (US$364,000) and RMB22.5 million (US$2.7 million), which represented 2.3% and 16.2% of our total net revenues for 2003 and for the first nine months of 2004, respectively. Our net revenues from sales of our enterprise software from our franchisee, Ninetowns Enke, were RMB1.6 million (US$192,000) and RMB17.8 million (US$2.2 million) or 1.2% and 12.8% of our total net revenues in 2003 and for the first nine months of 2004, respectively. To our knowledge, Panyu, Xianghua, Tomorrow Technology and Ninetowns Enke are not PRC government agencies.

Beijing Regard and iTowNet, which are parties related to our company, have been our two largest customers for software development services. Our net revenues from the provision of software development services to Beijing Regard were RMB18.5 million (US$2.2 million) and nil, or 13.9% and nil of our total net revenues, in 2003 and for the first nine months of 2004, respectively. We did not provide software development services to Beijing Regard in 2001 and 2002. Our net revenues from the provision of software development services to iTowNet were RMB13.6 million, nil and RMB4.3 million (US$514,000), or 12.6%, 0.4% and 3.1% of our total net revenues, in 2002 and 2003 and for the first nine months of 2004, respectively. We did not provide software development services to iTowNet in 2001. To our knowledge, iTowNet and Beijing Regard are not PRC government agencies, but iTowNet is 51.0% owned by the PRC Inspections Administration.

In the event one or more of our customers discussed above discontinues their businesses or their dealings with us, and we are unable to find an adequate replacement for such customer in a timely manner, we would suffer a decline in total net revenues and in turn would need to significantly increase our sales and marketing expenditures.

Our trade receivables, which include trade receivables from related parties, are significant and if customers fail to pay amounts owed, our profitability and financial position could decline.

As of December 31, 2003 and September 30, 2004, our trade receivables amounted to approximately RMB63.0 million (US$7.6 million) and RMB79.4 million (US$9.6 million), respectively, of which our trade receivables from related parties amounted to RMB31.9 million

(US$3.9 million) and RMB34.6 million (US$4.2 million), respectively. Our trade receivables as of December 31, 2003 represented approximately 19.8% of our total current assets and our trade receivables from related parties represented approximately 10.0% of our total current assets. Our trade receivables as of September 30, 2004 represented approximately 22.5% of our total current assets and our trade receivables from related parties represented approximately 9.8% of our total current assets. As of December 31, 2003 and September 30, 2004, we had an allowance for doubtful debts of approximately RMB3.8 million (US$464,000) and RMB4.5 million (US$549,000), respectively. If any of our distributors, our franchisee or any of our other customers fails to pay, or delays payment on, all or part of these trade receivables, we would be required to make additional allowances for doubtful debts and our profitability and financial position could decline.

Our existing major shareholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control, which could in turn reduce the market price of your ADSs.

Upon completion of this offering, our executive officers, directors and shareholders with 5.0% or more shareholding of our company and their affiliates will beneficially own approximately 61.2% of our outstanding ordinary shares. Such concentration of ownership might have the effect of delaying or preventing a change in control of our company which could in turn reduce the market price of our ADSs and the voting and other rights of our other shareholders. See “Principal and selling shareholders.”

Our failure to market our customer maintenance services to our existing users could impair our planned revenue growth.

We offer one year of customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 per licensee for customer maintenance services each year thereafter. However, until September 2003, we did not emphasize the marketing of customer maintenance services because we were focused on building our relationships with our users and we believed that not all of our users and potential users were accustomed to being charged for this type of service. In 2003, we generated approximately RMB11.3 million (US$1.4 million) in customer maintenance service fees from approximately 7,500 users, so that approximately 30.5% of the total number of users due for a maintenance contract renewal in 2003 paid for the renewal.

Our success in marketing customer maintenance services to our users depends in part on whether users require software updates. Software updates can implement modifications to forms, programs and information systems necessary to address changes imposed by the PRC Inspections Administration. Therefore, the desirability and usefulness of our customer maintenance services is dependent in part on changes occurring in government policies. To date, we have not terminated, but rather continue to routinely provide, customer maintenance services to users who have not paid the customer maintenance service fees. If we fail to market our customer maintenance services to, or to collect customer maintenance service fees from, our users in the future, our planned revenue growth could be impaired.

We currently depend on our iDeclare.CIQ product for a substantial majority of our total net revenues and our failure to develop or license additional enterprise software or a decline in demand or our marketing efforts for iDeclare.CIQ could materially reduce our total net revenues.

Sales of iDeclare.CIQ accounted for approximately 66.3%, 86.4%, 85.2% and 90.0% of our total net revenues in 2001, 2002, 2003 and for the first nine months of 2004, respectively. Any decrease in the demand for or price of iDeclare.CIQ, any increase in competition to iDeclare.CIQ, including but not limited to as a result of the PRC Inspections Administration’s and iTowNet’s endorsement of a comparable product, any failure by our company to develop additional enterprise software, any significant shift in our marketing efforts, any lasting or prolonged interruption that prevents our enterprise software from delivering data to government entities due to system failures or other factors, or any other adverse development specific to iDeclare.CIQ, could materially reduce our total net revenues. Specifically, we intend to focus a substantial amount of our marketing and research and development efforts on our new enterprise software product iProcess.CIQ in the near term. As a result of our marketing focus on iProcess.CIQ, our sales of iDeclare.CIQ could fail to meet our expectations or could decline. In such event, if we fail to successfully launch iProcess.CIQ, we will experience a decline in our total net revenues.

Competition could reduce our profit margins and revenues.

Companies that have expertise in marketing and providing government-related software products and services may begin to compete with us. There are companies that provide software products and services similar to ours in many other countries. In addition, there are companies in China that provide such products and services to PRC government agencies other than the PRC Inspections Administration. In particular, there are regional software providers in China implementing systems for provincial branches of government agencies such as PRC Customs. Furthermore, we are aware of one other software provider in China, Fujian Ronji Software Development co., Ltd., or Ronji, that provides enterprise software for PRC Inspections Administration-related filings. We are also aware of several software developers that provide software development services to our customers, in particular to iTowNet. See “Business — Competition.” There can be no assurance that other companies will not allocate resources to pursue opportunities relating to the needs of international trade enterprises making government filings in China.

Our potential competitors may have greater marketing, programming, research and development, capital and other resources than we do. These resources could enable our potential competitors to take aggressive action to gain market share. Additionally, we may face competition from companies with established reputations and political relationships with PRC government agencies. If we do not compete effectively or if we experience any pricing pressure from our potential competitors, we may experience loss of market share and reduced profit margins and revenues.

Future acquisitions and investments could divert our management’s attention, which may have an adverse effect on our ability to manage our business and expose us to potential risks.

Selective acquisitions and investments in new businesses form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies, or invest in new businesses. Future acquisitions and investments and the subsequent integration of new companies, assets or business ventures would require significant time and attention from our management. The diversion of our management’s attention to integrate such acquisitions or investments and any difficulties encountered in any integration process could have a material adverse effect on our ability to manage our business and expose us to potential risks, including risks associated with the integration of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and investments, and potential loss of, or harm to, our relationships with employees, customers and suppliers.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our success depends substantially on the expertise and experience of our executive officers, who have extensive skills in and knowledge about the international trade industry and the software industry in China. They also have established relationships with our major customers, our suppliers, government regulators and our shareholders. We do not maintain key-man life insurance for any of our executive officers. The loss of services of any or all of our executive officers in the absence of suitable replacements could have a material adverse effect on our operations and future profitability.

In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, research and development expertise and employees and our relationship with the PRC Inspections Administration could be materially and adversely affected. Although all of our executive officers have entered into service agreements with us which contain confidentiality and non-competition provisions, it may be difficult to enforce such provisions in China in light of uncertainties relating to China’s legal system. See “— Risks related to doing business in China — The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.”

Our inability to attract and retain experienced personnel may adversely affect our ability to create enterprise software for international trade enterprises or provide software development services to PRC government agencies.

Our success depends on our ability to attract, retain, train and motivate highly skilled employees, including experienced software engineers, technical personnel and sales and marketing personnel, all of whom are in great demand in China. In particular, we depend on software engineers who have expertise and experience in creating enterprise software for international trade enterprises as well as providing software development services to PRC government agencies. We may not be able to attract or retain the key personnel that we will need to achieve our business objectives. In addition, as we are still a relatively young company and our business has grown rapidly since our establishment, at times our ability to train and integrate new employees into our operations may not meet the growing demands of our business. As the PRC economy continues to develop, demand for personnel with the skills we require to create and distribute our enterprise software will increase, which could raise our costs or make it impracticable for us to hire skilled or experienced personnel. Certain of our senior software engineers, technical officers or staff members are not bound by non-competition agreements and those who are not bound could decide to resign or work for our competitors at any time without any contractual restriction. The departure of any of these personnel could have a material adverse effect on our ability to create enterprise software for international trade enterprises or provide software development services to PRC government agencies.

Without PRC government action, we may not be able to introduce or enhance our enterprise software products, which may restrict our ability to expand our business and revenues.

Our ability to offer enterprise software to international trade enterprises depends on the ability of various PRC government agencies to accept electronic filings from users of our enterprise software. This includes some PRC government agencies permitting electronic filings for the first time and other PRC government agencies which already permit some electronic filings allowing additional types of filings to be made. Factors such as a government agency’s budget, timing, decision-making process, ability to implement our enterprise software, willingness of local offices to implement our enterprise software and other factors beyond our control could constrain our ability to expand our business or increase our revenues.

Our failure to adequately manage our growth and expansion could result in a deterioration in our results of operations and financial condition.

Our historical growth has placed, and such growth and any further growth is likely to continue to place, a significant strain on our managerial, operational, financial and other resources. Our future success will depend, in part, upon the ability of our senior management to manage our growth effectively. Such effective management will require us to implement additional management information systems, to develop further our operating, administrative, financial and accounting systems and controls and to maintain close coordination among our software design, software coding, accounting, finance, marketing, sales and operations organizations. Any failure to implement or improve systems or controls to manage our growth and expansion effectively could result in a deterioration in our results of operations and financial condition.

We often commence work on software development projects based on verbal agreements and if our customers do not pay us for these services our working capital requirements and expenses may increase without a corresponding increase in net revenues, which would adversely affect our profitability.

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence software development projects based on oral commitments from our customers. We may accrue substantial trade receivables in connection with such projects, because we seldom receive pre-payment or progress payments during the project. As a result, we may need to substantially increase our expenses without assurance that we will be paid for our software development services. Furthermore, we may not recognize any revenue from software development services in any given period because we recognize revenue from such services only when a contract has been signed. For example, we did not recognize any revenue from software development services during the first and second quarters of 2003. If our customers do not pay us, or delay paying us, for our software development services, our working capital requirements and expenses may increase without a corresponding increase in net revenues, which would adversely affect our profitability.

It may be difficult for us to maintain our market position and brand recognition in a rapidly developing market or in the face of competition, which could severely hamper our ability to operate profitably.

We believe that market position and brand recognition are critical to attracting potential customers in the PRC market. In particular, we believe that our sales through indirect channels such as our two distributors and one franchisee rely significantly on our reputation and brand recognition. However, there is no assurance that we can retain our reputation or capitalize on our current leading market share, reputation or brand recognition as our market develops and attracts new competitors. Our failure to promote and enhance our brand name could result in reduced sales or slower growth, each of which may require us to increase spending on marketing or to increase fees to our distributors or our franchisee, which could reduce our profitability.

Programming errors or flaws in our enterprise software or other product defects could decrease market acceptance of our software, which would reduce our revenues and profitability.

Software as complex as our enterprise software frequently contains undetected defects that may be identified at any point in the software’s life. There can be no assurance that, despite repeated testing, defects will not occur in existing or new software. Such defects could result in loss of or delay in receiving revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation or increased service and warranty costs. Any of the above consequences could adversely impact our business, results of operations and financial condition. Furthermore, our software development services typically involve working with sophisticated software, computing and networking systems. Our failure or inability to meet customer expectations or project milestones in a timely manner could also result in loss of revenues or delay in revenue recognition, loss of market share, failure to achieve market acceptance, injury to reputation and increased costs. Because our customers rely on our products and services for critical trade transactions, any significant defects or errors in our products or services might discourage our customers or potential customers from utilizing our products and services or result in tort or warranty claims. We do not maintain any insurance against product liability or legal claims. Any imposition of liability on us may adversely affect our business and increase our costs, resulting in reduced revenues and profitability.

We may not be able to adequately protect our intellectual property rights and others may claim that we have infringed on their intellectual property rights, which could cause us to be less competitive, may expose us to litigation and may negatively impact our business, results of operations and financial condition.

We rely on a combination of copyrights, trademarks and other methods to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. We cannot be certain that the steps we have taken will prevent misappropriations of our technology. From time to time, we may have to resort to litigation or other measures to try to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. We may be unable to enforce our intellectual property rights even through litigation or other measures, particularly in China. See “— Risks related to doing business in China — The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.” In particular, we are aware of an online gaming company in China whose name is substantially similar to our name in Chinese. Although we have registered our trademarks in China, we cannot assure you that such company will not take actions against us for trademark infringement. We have not registered any service marks, trademarks or patents outside of China.

There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future or that any past or future assertions or prosecutions will not materially and adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the event of a successful claim of infringement against us, our revenues may decrease and our expenses to obtain or develop non-infringing technology or to license the infringed or similar technology may increase. In addition, our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis may cause our business, results of operations and financial condition to be negatively affected. See “Business — Intellectual property rights.”

We sold some of our enterprise software before they were registered for sale with the Ministry of Information Industry of the PRC, which could expose us to penalties.

We sold our iDeclare.CIQ basic package before it was registered for sale with the Ministry of Information Industry of the PRC, a registration which is required of all PRC software products. We obtained the registration certificate for iDeclare.CIQ in September 2001, 14 months after sales commenced in July 2000 and recorded net revenues from sales of enterprise software of approximately RMB12.6 million in the period prior to issuance of the registration certificate. Our PRC counsel has advised us that the PRC regulations requiring the registration of software prior to its public sale do not set out any specific penalties for the sales of unregistered software products, except that PRC regulators may issue warnings and public censures. Although we were not aware of any warning or public censure related to our pre-registration sales issued by any government entity as of the date of this prospectus, our business may be adversely affected if penalties are subsequently imposed by the Ministry of Information Industry of the PRC.

Any reduction of our preferential tax treatment as a PRC high technology enterprise could materially reduce our net income.

All of our principal PRC operating subsidiaries enjoy preferential tax treatment in the form of reduced tax rates or tax holidays provided by the PRC government or its local agencies or bureaus. Beijing New Take and Ninetowns Times currently benefit from a 7.5% preferential enterprise income tax, or EIT, rate and are currently exempt from local income tax. Beijing Digital is currently subject to a 15.0% preferential EIT rate and Shanghai New Take and Ninetowns Ports are currently exempt from EIT. As a result of these preferential tax treatments, our effective income tax rate for 2003 was 7.5%. In addition, we also receive from the PRC government a 14.0% value added tax, or VAT, refund on sales of certain registered software. We cannot assure you that we will continue to enjoy this preferential tax treatment in the future, either due to a change in the PRC government’s tax policies or because a subsidiary fails to satisfy the financial and operational criteria necessary to maintain its eligibility for such preferential tax treatment. Any reduction in our preferential tax treatment could materially reduce our net income.

Our cash and cash equivalents may decrease significantly if certain of our existing shareholders exercise the put option.

In connection with our private equity sales in 2003, certain purchasers of our ordinary shares received a put option in return for nominal consideration, which allows them to sell 2,964,016 of our ordinary shares to us at the original purchase price, as adjusted based on our financial performance for 2003, plus an internal rate of return of 10.0% per year, if we do not successfully complete a “qualified initial public offering” by December 31, 2004. A qualified initial public offering is defined as (i) an underwritten initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited, or a similar initial public offering on a recognized stock exchange not within Hong Kong in which the public offering price of our ordinary shares will generate an absolute internal rate of return of at least 35.0% if the initial public offering occurs within one year of the completion date of such equity offerings, or at least 35.0% per year from the completion date of such equity offerings, or (ii) an initial public offering on the Main Board of The Stock Exchange of Hong Kong Limited in which the public offering price of our ordinary shares will generate an internal rate of return of at least 35.0% per year from the date of the issuance of such shares. The put option is exercisable from January 1, 2005 to June 30, 2005. If the initial public offering price of our ADSs is lower than the price required by the put option, certain of our existing shareholders may require us to buy our ordinary shares from them at the original purchase price. Our cash and cash equivalents available for working capital purposes would significantly decrease if the put option is exercised.

Investor confidence and the market price of our ADSs may be adversely impacted if we or our independent registered public accounting firm are unable to attest to the adequacy of our internal controls over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2005.

We have not previously been required to comply with their standards or prepared assessments of our internal controls over financial reporting. We are in the process, however, of designing and preparing an internal plan of action for compliance. Our management may not conclude that our new internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accounting firm is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then they may issue an adverse opinion if there is deemed to be a material weakness or, in the event of a limitation of the scope of the audit, our independent registered public accounting firm may issue an adverse or qualified opinion or a disclaimer of opinion depending on the significance of the limitation in scope. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.

We may be considered a passive foreign investment company, which could lead to additional taxes for U.S. holders of ADSs.

Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology-related enterprise. We have limited control over these variables. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC during any year of a U.S. holder’s holding period with respect to our ADSs or ordinary shares, the U.S. holder will generally be required to treat certain excess distributions and any gain on the sale or other disposition of our ADSs as ordinary income and in some cases an interest charge will also apply, unless the U.S. holder makes a mark-to-market election. For a more detailed description of the tax consequences of the ownership of our ADSs, please see “Taxation.”

Risks related to our industry

Our industry is subject to rapid changes in technology and our failure to develop and introduce new enterprise software could reduce our market competitiveness and ability to generate revenues.

Our industry is characterized by rapid technological changes and evolving customer, industry and government standards. Our future success will depend, to a large extent, on our ability to keep pace with technological advances in a timely and cost-effective manner by improving our existing enterprise software or developing new enterprise software that addresses changing customer requirements. Our development of new enterprise software or the enhancement of our existing enterprise software will entail substantial investments in research and development, which we expect to fund with our cash flow from operations and our net proceeds from this offering. Nevertheless, there can be no assurance that our research and development efforts will result in the successful introduction of new enterprise software or the enhancement of our existing enterprise software, nor that any of such new or enhanced enterprise software will be accepted by the market. The emerging nature of our market and its rapid evolution will require us to continually improve the performance, features and reliability of our enterprise software particularly in response to changing market standards, and require us to introduce enterprise software or make enhancements to existing enterprise software as quickly as possible and prior to our competitors. The success of our new enterprise software is dependent on several factors, including differentiation of our enterprise software from products of our competitors and market acceptance. There can be no assurance that we will be successful in developing and marketing new enterprise software that responds to competitive and technological developments and changing customer needs.

Our failure to develop and introduce new enterprise software successfully on a timely basis or to achieve market acceptance could reduce our market competitiveness and ability to generate net revenues. In addition, the widespread adoption of new Internet, networking or telecommunication technologies or standards or other technological changes could require substantial expenditures by us to modify or adapt our products and services. To the extent that a method other than submission by Internet is adopted to enable trusted and secure communications with the PRC Inspections Administration and other trade-related PRC government agencies, sales of our existing and planned enterprise software products will be adversely affected and our enterprise software could be rendered unmarketable or obsolete. Such consequences would have a negative impact on our business, results of operations and financial condition.

Government policies, standards, rules and regulations may force us to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability.

The software industry is a new and rapidly evolving industry in China and the regulatory environment has been and continues to be subject to uncertainty. Although the PRC government adopted policies to encourage the development of the PRC electronic government, or e-government, industry through the “Three Digitizations Project,” there can be no assurance that policies and the government’s standards, rules and regulations relating to the e-government software industry, such as the Regulations for the Protection of Computer Software, will not be implemented, interpreted or revised in a manner that may force us to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability. See “Regulation” for a discussion of the laws and regulations that apply to our company. We cannot accurately predict the circumstances that would cause the PRC government to implement, interpret or revise its policies in such a manner. Nevertheless, the PRC government could adopt measures to more closely regulate the use of the Internet or the software industry in China in order to enhance the government’s control over the Internet or over the content of software being distributed in China.

For example, we may be subject to potential liability for selling software that is subsequently deemed to be illegal by the relevant PRC regulatory authorities for having non-approved technology. These potential liabilities may include fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be negatively affected by the application of these regulations.

Furthermore, China and the United States may afford different patent protection to software programs. For example, there are jurisdictional variations in the enforcement of patent rights in China because most patent infringement disputes are resolved by courts at the municipal or provincial level or by local administrative authorities for patent affairs, which may be subject to varying local economic and political influences in rendering their decisions. By contrast, all patent disputes in the United States are reviewable by a single federal circuit court, which generally provides greater uniformity to the adjudication of patent disputes. We cannot predict whether the PRC authorities would centralize the enforcement or adjudication of patent rights in the future or how such centralized enforcement or adjudication would affect our rights. If the PRC authorities further de-centralize the regulation of the software industry, or centralize its enforcement or adjudication policy in a way that is detrimental to our company, we may be forced to implement changes to our existing enterprise software or change how we provide products and services to our customers, which could increase our expenses and decrease our profitability.

Risks related to doing business in China

Adverse economic, political, social or legal developments or a decrease in domestic demand in China could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and services.

All of our total net revenues have been, and are for the foreseeable future expected to be, derived from the PRC market and substantially all of our operating assets are located in China. Accordingly, our operating results and financial condition are largely subject to economic, political, social and legal developments in China as well as changes in the demand for our enterprise software and software development services by international trade enterprises and PRC government agencies in China. There can be no assurance that such developments will not adversely affect our performance and profitability.

We cannot predict the future direction of the economic reform measures that have been adopted by the PRC government or the effects these measures may have on our business, results of operations or financial position. Many laws and regulations governing economic matters implemented by the PRC government are at an early stage of development and their interpretation and enforcement involve more uncertainties than in most countries belonging to the Organization for Economic Cooperation and Development, or OECD. In addition, the PRC economy differs from the economies of most countries belonging to the OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of other OECD member countries.

In addition, there can be no assurance that any growth in the PRC economy will be steady or that any slowdown will not have a negative effect on our business; that deflation will not reoccur in the PRC economy in the foreseeable future; or that the level of international trade to and from China will not cease to grow at historical rates or even decrease, which could negatively impact demand for our enterprise software. Finally, our results of operations and financial condition could be negatively affected by adverse changes in government monetary policies, import/ export polices and regulations, tax regulations or policies and regulations affecting the software industry. Most recently, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates, to place additional limitations on the ability of commercial banks to make loans, in order to slow growth in certain segments of the PRC economy it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and services.

The uncertain legal environment in China could limit the legal protections available to you and could adversely affect our ability to provide our products and services in China.

We conduct our business entirely through our operating subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits such as customs-related business licenses and permits, software licenses and licenses and approvals necessary to provide services to government enterprises. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and services in China.

Landlords for some of our leased office space may not possess valid title to their property and we could be forced to vacate such properties should their title be challenged.

PRC law requires that lessors of properties possess title certificates to the leased properties. We believe we may currently have 22 leases for our offices and service centers for which the lessors cannot provide copies of the required title certificates. If there are disputes over the ownership any of these leased properties, our leases may be deemed invalid by the PRC courts and we may be forced to vacate these properties.

The recurrence of SARS may result in a reduction in business activity in and related to Asia, which could have an adverse effect on our total net revenues, growth and profits.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. Several confirmed or suspected SARS cases were reported in early 2004 in Beijing and Anhui Province in China. If there is a recurrence of an outbreak of SARS, it may adversely affect our total net revenues, growth and profits. For instance, a recurrence of SARS or any other epidemic may reduce the level of economic activity in affected areas and negatively impact international trade activities involving China, which could have a negative impact on our business. In addition, health or other government regulations may require temporary closure of our offices, government offices or the offices of our customers, which will severely disrupt our business operations and have a material adverse effect on our total net revenues, growth and profits.

Restrictions on currency exchange may limit our ability to receive and use our revenues to, among other things, pay dividends and make distributions.

Because almost all of our future revenues will be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund future business activities outside China or to make dividend or other payments in U.S. dollars. There are significant restrictions on the convertibility of the Renminbi, including the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies after providing valid commercial documents at banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The value of our ordinary shares and our ADSs, and the value of your investment in our company, may decrease due to changes in the foreign exchange rate between U.S. dollars and Renminbi.

The value of our ordinary shares and our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and if the Renminbi appreciates against the U.S. dollar at that time, our financial condition and the price of our ordinary shares and our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. The value of your investment in our ADSs may fluctuate with the foreign exchange rate between the U.S. dollar and the Renminbi, because the value of our business is largely denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

Risks related to this offering

There has been no public market for our ordinary shares or our ADSs prior to this offering and this offering may not result in an active or liquid market for our ADSs. Therefore, the price of our ADSs may fall below the public offering price.

Prior to this offering, there has not been a public market for our ordinary shares or our ADSs. There can be no assurance that this offering will be completed or that an active public market in our ADSs will develop or be sustained after this offering. In addition, if a significant number of our ADS holders withdraw the underlying ordinary shares from our ADR facility and no additional ADSs are issued, the liquidity of our ADSs would be adversely affected. The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that the market price of our ADSs will not decline below the initial public offering price.

Your ability to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You will experience immediate and substantial dilution in the book value of ADSs purchased.

The public offering price per ADS will be substantially higher than the net tangible book value of RMB10.98 per ordinary share, or US$1.33 per ADS, prior to this offering. Purchasers of our ADSs offered in this offering will therefore incur an immediate and substantial dilution in net tangible book value of RMB66.78 per ordinary share, or US$8.07 per ADS, from the initial public offering price. See “Dilution.”

The future sales by our directors, officers and our current shareholders of a substantial number of our ordinary shares could result in the supply of our ADSs in the public market exceeding demand, which in turn could lower the price of our ADSs.

If our shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market following this offering, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The 9,600,000 ordinary shares underlying the ADSs sold in this offering, or 11,040,000 ordinary shares if the over-allotment option is exercised in full, will be freely tradable without restriction, 24,791,832 ordinary shares held by our directors, officers and our current shareholders may also be sold in the public market pursuant to an exemption from registration. We and our directors, officers and our current shareholders have agreed, subject to certain exceptions, not to offer, sell or contract to sell, directly or indirectly, or otherwise dispose, of any of our ADSs, our ordinary shares or any economic interest therein, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days following the date of this prospectus. If J.P. Morgan Securities Inc. consents, in its sole discretion, to an earlier sale, or when the lock-up period expires, we and our directors, officers and our current shareholders will be able to sell ADSs in the public market, subject to legal restrictions. Mr. Wang, Ms. Dong and Jitter Bug have separately agreed with certain of our other shareholders to a further restriction on transfer over their ordinary shares. The restrictions of these lock-up agreements will not apply to any offering or sale of ADSs or other securities by any party who is not subject to a lock-up agreement. If any existing shareholder or shareholders sell a substantial amount of ordinary shares before or after the expiration of the lock-up period, the supply of our ADSs in the public market may exceed demand, which in turn could lower the market price for our ADSs and thus the value of your investment could be adversely affected. See “Underwriting” and “Shares eligible for future sale” for additional information regarding resale restrictions.

The market price for our ADSs may be volatile, and the value of your investment in our ADSs may decrease.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to the factors set forth elsewhere in this section, as well as:

•	actual or anticipated fluctuations in our quarterly operating results;

•	actual or anticipated fluctuations in the market price of Internet and PRC-related companies;

•	announcements of new products or services by us or our competitors;

•	conditions in the international trade industry; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

In particular, the performance and fluctuation of the market prices of other PRC technology companies that have listed their securities in the United States may affect the trading and price volatility of our ADSs. Recently, a number of PRC companies have listed their securities, or are preparing to list their securities, in the United States. Some of these securities have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these companies’ securities may affect the investor sentiment towards PRC companies listed in the United States in general, which may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs.

You may not be able to exercise your right to vote.

The SEC generally exempts foreign private issuers such as our company from its proxy solicitation requirements. As a holder of ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you request.

We and the depositary may amend the deposit agreement at any time without your consent, and by doing so may change your rights thereunder in a manner with which you disagree.

We may agree with the depositary to amend the deposit agreement without your consent for any reason. If you continue to hold your ADRs after being notified of such amendment, you will be deemed to have agreed to such amendment. In the event you disagree with any such amendment, your only recourse may be to sell your ADSs or to attempt to reverse the amendment through a shareholder vote.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you and these restrictions may reduce the value of your ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. However, the depositary is not required to do so if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may reduce the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We have not adopted any policy regarding the closing of our books relating to our ADSs, nor is there any provision under Cayman Islands or New York law, or the deposit agreement, that would prevent the transferability of ADSs. Under the deposit agreement, however, the depository may close its books for our ADR facility from time to time at its discretion, which may prevent you from transferring your ADSs when you wish to do so.

If our subsidiaries are restricted from paying dividends and other distributions to us, our primary source of funds would decrease.

We are a holding company with no significant assets other than our equity interests in our subsidiaries in China. As a result, we rely on dividends and other distributions paid to us by our subsidiaries in China, including the funds necessary to service any debt we may incur. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. PRC regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our subsidiaries in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends.

Other than restrictions imposed by PRC law as set forth under “Dividend policy,” our subsidiaries in China are not currently subject to any restriction that would prevent them from paying any dividend or any other form of distribution to us, but there can be no assurance that PRC legal restrictions will not prevent the payment of dividends or distributions in the future and deprive us of our primary source of funds.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our management, directors or our controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction of the United States.

The rights of shareholders and the responsibilities of management, members of the board of directors and controlling shareholders under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain civil liability provisions of U.S. securities laws that are penal in nature.

As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholder than they would as public shareholders of a U.S. company.

Our ability to protect our rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, a substantial portion of our operations are in China and the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations through our operating subsidiaries in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of civil liabilities.”

We have not determined any specific use for a significant portion of the proceeds from this offering to us and we may use such proceeds in ways with which you may not agree.

We have not allocated a significant portion of the net proceeds of this offering to us to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering to us. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase the price of our ADSs.

Exchange rate information

Our business is primarily conducted in China and denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB8.2766 to US$1.00, the noon buying rate in effect as of September 30, 2004. The prevailing rate as of November 16, 2004 was RMB8.2765 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate

Period	Period End	Average(1)	Low	High

	(RMB per US$1.00)
1998	RMB8.2789	RMB8.3006	RMB8.3180	RMB8.2774
1999	8.2795	8.2783	8.2800	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2771	8.2765	8.2880
2004
January	8.2768	8.2769	8.2767	8.2772
February	8.2769	8.2771	8.2768	8.2773
March	8.2770	8.2771	8.2767	8.2774
April	8.2771	8.2769	8.2768	8.2772
May	8.2769	8.2771	8.2768	8.2773
June	8.2766	8.2767	8.2766	8.2768
July	8.2769	8.2767	8.2766	8.2769
August	8.2766	8.2768	8.2766	8.2770
September	8.2766	8.2767	8.2766	8.2768
October	8.2766	8.2765	8.2765	8.2768
November(2)	8.2765	8.2765	8.2764	8.2765

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

(2)	For the period to and including November 16, 2004.

Use of proceeds

We estimate that we will receive approximately US$63.3 million of net proceeds from the sale of ADSs in this offering. Net proceeds are what we will receive after payment of our share of all underwriting discounts, commissions and expenses of this offering, based upon an assumed initial public offering price of US$11.00 per ADS, the mid-point of estimated public offering price range shown on the front cover of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We expect to use our net proceeds from this offering as follows:

•	approximately US$6.0 million for research and development of new software products and services;

•	approximately US$6.0 million for expansion of our distribution and technical support network;

•	approximately US$6.0 million for capital expenditures, such as the upgrade of and additions to our technologies and the expansion of our existing facilities, as well as the purchase of new facilities and real estate to be used primarily for two new research and development centers; and

we intend to use our remaining proceeds for (i) working capital, (ii) other general corporate purposes, and (iii) acquisitions of, or investments in, complementary businesses, products or technologies in China and elsewhere. Although we periodically engage in preliminary discussions with respect to potential acquisitions, we are not currently a party to any binding agreement or commitment with respect to any acquisition.

The amounts and timing of our actual expenditures will depend on several factors, including (i) the progress of our research and development efforts, (ii) the amount of cash generated or used by our ongoing operations, and (iii) the availability and cost of acquisitions of or investments in complementary businesses, products and technologies.

We have not made any other specific expenditure plans with respect to the net proceeds we will receive from this offering. Accordingly, our management will have significant flexibility in applying our net proceeds. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing debt instruments. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources;” and see “Business — Business strategy” for a description of the business strategy we intend to pursue using our net proceeds from this offering.

Dividend policy

Since our inception, we have not declared or paid a dividend on our ordinary shares. We do not anticipate paying any cash dividend in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the expansion of our business. Payments of dividends by our subsidiaries in China to us are subject to restrictions including the restriction that foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents. We do not expect any of these restrictions to have a material and adverse effect on our ability to receive payments of dividends from our subsidiaries in China. There are no such similar foreign exchange restrictions in the Hong Kong S.A.R., the Cayman Islands or the British Virgin Islands.

We rely on dividends and fees paid to us by our subsidiaries in China to fund our operations. In accordance with current PRC laws and regulations, our PRC subsidiaries that were formed as domestic limited liability companies are required to set aside 10.0% of their after-tax profits for a PRC law-mandated reserve fund and 5-10% of their after-tax profits for a PRC law-mandated welfare fund each year. The actual amount set aside for the welfare fund is determined in accordance with PRC accounting standards and regulations. Each of these subsidiaries can stop contributing to its statutory reserve fund when the aggregate reserved amount in the fund is equal to 50.0% or more of the respective subsidiary’s registered capital, which is the amount of capital set forth in its organizational documents. In contrast, our PRC subsidiaries that were formed as foreign-invested enterprises are required to set aside a portion of their after-tax profits each year, as determined in accordance with PRC accounting standards and regulations, to their reserve funds, bonus and welfare funds for workers and staff members. Under PRC law, we are also required to set aside at least 10.0% of our after-tax net income each year into our reserve fund until the accumulated legal reserve amounts to 50.0% of registered capital. Each of our subsidiaries are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve funds and the bonus and welfare funds described above are not distributable as dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars. See “Description of American Depositary Receipts.”

Capitalization

The following table sets forth, as of September 30, 2004:

•	our actual capitalization,

•	our capitalization on a pro forma basis to reflect the reclassification of mezzanine equity to shareholders’ equity that will occur upon the consummation of the offering, and

•	our capitalization as adjusted to give effect to the issuance and sale of the ADSs (assuming no exercise of the over-allotment option) in this offering at an assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated offering price range set forth on the front page of this prospectus, after deduction of underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. We had no short-term or long-term debt as of September 30, 2004.

As of September 30, 2004									Pro-forma
(in thousands)(1)(2)(3)	Actual				Pro forma				As Adjusted(4)

Mezzanine equity: redeemable ordinary shares, HK$0.025 par value, 2,964,000 shares issued and outstanding	RMB	71,676	US$	8,660	RMB	—	US$	—	RMB	—	US$	—

Shareholders’ equity:
Ordinary shares, par value HK$0.025 per share; 8,000,000,000 shares authorized; 24,782,312 shares issued and outstanding (34,146,312 shares issued and outstanding as adjusted upon completion of this offering)(4)	RMB	657	US$	79	RMB	736	US$	89	RMB	906	US$	110
Additional paid-in-capital		236,325		28,553		307,922		37,203		831,429		100,454
Retained earnings		201,043		24,290		201,043		24,290		201,043		24,290

Total shareholders’ equity	RMB	438,025	US$	52,922	RMB	509,701	US$	61,582	RMB	1,033,378	US$	124,854

Total capitalization	RMB	509,701	US$	61,582	RMB	509,701	US$	61,582	RMB	1,033,378	US$	124,854

(1)	For convenience of the reader, the RMB amounts are expressed in U.S. dollars at the rate of RMB8.2766 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

(2)	On November 9, 2004, our shareholders approved a 4-for-1 share split. All shares and per share data have been restated to give retroactive effect to this stock split.

(3)	Since September 30, 2004, there have not been any changes to the amounts of mezzanine equity, shareholders’ equity, ordinary shares or additional paid-in-capital, except the exercise of options for 245,506 ordinary shares by Mr. Wang and Ms. Dong and the issuance of 16 ordinary shares to AOF and AIA.

(4)	The number of ordinary shares outstanding after this offering has been adjusted based on the number of ordinary shares outstanding as of September 30, 2004 but excludes (a) 2,574,400 ordinary shares underlying options granted under our Employee Share Option Scheme, or the 2003 Plan, and outstanding as of September 30, 2004 at a weighted average exercise price per ordinary share of HK$25, and (b) 1,800,000 ordinary shares available for issuance upon the exercise of future grants under our 2004 Share Option Plan, or the 2004 Plan.

Dilution

As of September 30, 2004, our net tangible book value was RMB304,675,000 (US$36,810,000), or RMB10.98 per ordinary share (or US$1.33 per ADS) under U.S. GAAP. Net tangible book value per ADS represents the amount of our total tangible assets minus total liabilities, divided by the number of ADS equivalents outstanding. Dilution in the net tangible book value per ADS represents the difference between the amount per ADS paid by purchasers of ADSs in this offering and the net tangible book value per ADS immediately after the completion of this offering. After giving effect to the sale of 6,400,000 ADSs in this offering at an assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated offering price range set forth on the front page of this prospectus, and after deducting the underwriting discounts and expenses payable by us, our net tangible book value at September 30, 2004 is estimated to be RMB828,352,000 (US$100,082,000), or approximately RMB24.26 per ordinary share (or US$2.93 per ADS). This represents an immediate increase in net tangible book value of RMB13.28 per ordinary share, or US$1.60 per ADS to our existing shareholders and an immediate dilution in net tangible book value of RMB66.78 per ordinary share, or US$8.07 per ADS, to our new public investors purchasing ADSs at the initial public offering price.

The following table illustrates this dilution on a per ADS basis:

Assumed Initial public offering price per ADS	US$	11.00
Net tangible book value per ADS as of September 30, 2004		1.33
Increase in net tangible book value per ADS attributable to the sale of ADSs in this offering		1.60
Net tangible book value per ADS after giving effect to this offering		2.93
Dilution per ADS to new investors	US$	8.07

The following table sets forth, as of September 30, 2004, the differences between the existing shareholders and the new investors in respect of the number of ADSs purchased from us, the total consideration paid and the average price per ADS or ADS equivalent paid by existing shareholders and by new investors, before deducting the underwriting discounts and offering expenses payable by us, at an assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated offering price range set forth on the front page of this prospectus, excluding any ADSs issued in connection with the underwriters’ over-allotment option.

	ADSs or ADS
	equivalents
	purchased		Total consideration
						Average price
	Number		Amount			per ADS or ADS
	(in thousands)	Percent	(in thousands)		Percent	equivalent

Existing shareholders	27,746	81.3%	US$	37,292	34.6%	US$	1.34
New investors	6,400	18.7		70,400	65.4		11.00

Total	34,146	100.0%	US$	107,692	100.0%

Selected financial information and other data

The following table shows selected consolidated financial information and other data for our business. You should read the following information in conjunction with:

•	the section of this prospectus entitled “Management’s discussion and analysis of financial condition and results of operations,” and

•	our consolidated financial statements and related notes beginning on page F-1 of this prospectus.

The statement of operations data and cash flow data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003, are derived from our audited consolidated financial statements and related notes thereto which have been included elsewhere in this prospectus. These audited consolidated financial statements and the related notes thereto have been prepared in accordance with U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

The statement of operations data and cash flow data for the nine months ended September 30, 2003 and 2004, and the balance sheet data as of September 30, 2004, are derived from our unaudited consolidated financial statements and related notes thereto which have been included elsewhere in this prospectus. The statement of operations data for the six-month period from the date we assumed the business of our predecessor, Ninetowns Technology, to December 31, 2000 and the balance sheet data as of December 31, 2000 and 2001 and September 30, 2003 are derived from our unaudited consolidated financial statements which have not been included in this prospectus. The statement of operations data for the year ended December 31, 1999 and the six-month period ended June 30, 2000 and the balance sheet data as of December 31, 1999 and June 30, 2000 of our predecessor, are derived from the unaudited consolidated financial statements of our predecessor prior to our restructuring which have not been included in this prospectus. See “Prospectus summary — Our operating history and corporate structure” for a description of our restructuring. These unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP. We have prepared the unaudited information on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

				For the		For the
		For the		six months		six months
		year ended		ended		ended	For the year ended December 31,
(in thousands, except per share, per ADS		December 31,		June 30,		December 31,
and operating data and percentages):		1999		2000		2000	2001		2002		2003		2003(1)

		(predecessor)		(predecessor)		(successor)
		(unaudited)		(unaudited)		(unaudited)
Statement of operations data:
Total net revenues:
Enterprise software	RMB	—	RMB	—	RMB	141	RMB	39,120	RMB	93,375	RMB	113,791	US$	13,748
Software development services		—		—		—		—		14,400		19,045		2,301
Computer hardware sales		5,956		7,729		18,984		19,894		258		72		9

		5,956		7,729		19,125		59,014		108,033		132,908		16,058

Cost of revenues:
Enterprise software		—		—		(322)		(443)		(1,115)		(1,532)		(185)
Software development services		—		—		—		—		(3,534)		(4,939)		(597)
Computer hardware sales		(5,617)		(7,384)		(17,962)		(19,142)		(216)		(48)		(6)

		(5,617)		(7,384)		(18,284)		(19,585)		(4,865)		(6,519)		(788)

Gross profit		339		345		841		39,429		103,168		126,389		15,270
Operating expenses:
Selling expenses		(32)		(8)		(1,813)		(14,385)		(13,604)		(13,674)		(1,653)
General and administrative expenses		(358)		(6,041)		(3,257)		(7,458)		(10,671)		(20,395)		(2,464)
Research and development expenses		—		—		(1,750)		(6,285)		(4,108)		(2,691)		(325)
Employee stock-based compensation related to general and administrative expenses		—		—		—		—		—		(35,000)		(4,229)
Allowance for doubtful debts		—		—		(400)		(800)		(1,524)		(1,516)		(183)

Income (loss) from operations		(51)		(5,704)		(6,379)		10,501		73,261		53,113		6,416
Interest expenses		—		—		(197)		(571)		—		—		—
Interest income		11		8		75		991		619		1,220		147
Other income		—		—		32		5		458		211		26

Income (loss) before income taxes		(40)		(5,696)		(6,469)		10,926		74,338		54,544		6,589
Income taxes		—		—		—		(386)		(2,061)		(4,116)		(497)

Income (loss) before minority interests		(40)		(5,696)		(6,469)		10,540		72,277		50,428		6,092
Minority interests		—		—		(565)		(1,047)		(7,299)		(9,239)		(1,116)
Equity in earnings of an affiliated company		—		—		—		24		79		—		—

Net income (loss)		(40)		(5,696)		(5,904)		9,517		65,057		41,189		4,976

Net income per share and ADS:
Basic								0.43		2.96		1.82		0.22
Diluted								0.43		2.96		1.82		0.22
Cash flow data:
Net cash provided by (used in) operating activities		(5,701)		(147)		(2,956)		28,678		58,568		46,412		5,608
Depreciation and amortization		281		117		99		1,053		1,126		874		106
Net cash provided by (used in) investing activities		—		—		(13,013)		(21,157)		16,029		1,203		146
Net cash provided by (used in) financing activities		—		—		35,981		(5,575)		(30,531)		70,250		8,487

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the nine months ended September 30,
(in thousands, except per share, per ADS
and operating data and percentages):	2003		2004		2004(1)

	(unaudited)
Statement of operations data:
Total net revenues:
Enterprise software	RMB	82,318	RMB	134,491	US$	16,249
Software development services		15,030		4,698		568
Computer hardware sales		40		20		2

		97,388		139,209		16,819

Cost of revenues:
Enterprise software		(1,057)		(1,252)		(151)
Software development services		(2,921)		(884)		(107)
Computer hardware sales		(48)		(4)		—

		(4,026)		(2,140)		(258)

Gross profit		93,362		137,069		16,561
Operating expenses:
Selling expenses		(10,961)		(11,686)		(1,412)
General and administrative expenses		(9,291)		(23,233)		(2,807)
Research and development expenses		(1,420)		(3,225)		(390)
Employee stock-based compensation related to general and administrative expenses		(35,000)		—		—
Allowance for doubtful debts		—		(700)		(85)

Income (loss) from operations		36,690		98,225		11,867
Interest expenses		—		—		—
Interest income		887		1,692		205
Other income		170		1,340		162

Income (loss) before income taxes		37,747		101,257		12,234
Income taxes		(3,167)		(1,068)		(129)

Income (loss) before minority interests		34,580		100,189		12,105
Minority interests		(5,468)		(9,006)		(1,088)
Equity in earnings of an affiliated company		—		—		—

Net income (loss)		29,112		91,183		11,017

Net income per share and ADS:
Basic		1.32		3.50		0.42
Diluted		1.32		3.30		0.40
Cash flow data:
Net cash provided by (used in) operating activities		4,724		41,370		4,999
Depreciation and amortization		654		1,192		144
Net cash provided by (used in) investing activities		2,787		(93,988)		(11,356)
Net cash provided by (used in) financing activities		(442)		22,319		2,696

																	As of September 30, 2004(1)

	As of		As of		As of December 31,										As of
	December 31,		June 30,												September 30,
	1999		2000		2000		2001		2002		2003		2003(1)		2003		Actual			As Adjusted(2)

	(predecessor)				(predecessor)

	(unaudited)				(unaudited)										(unaudited)		(unaudited)
Balance sheet data:
Cash and cash equivalents	RMB	342	RMB	195	RMB	20,207	RMB	5,600	RMB	49,666	RMB	167,531	US$	20,241	RMB	36,734	RMB	137,232	US$16,580	US$	79,852
Trade receivables, net of allowance for doubtful debts, from:
external customers		1,632		1,444		1,674		18,598		28,179		31,096		3,757		28,989		44,826	5,416		5,416
related parties		—		—		—		—		9,000		31,885		3,852		5,350		34,580	4,178		4,178
Term deposits		—		—		—		24,416		24,832		65,664		7,934		65,471		110,666	13,371		13,371
Total assets		20,421		3,135		37,536		86,373		133,287		323,975		39,143		203,753		612,665	74,023		137,295
Short-term unearned revenue		—		—		1,823		41,371		44,420		70,608		8,531		42,293		88,663	10,713		10,713
Total current liabilities		675		803		43,590		79,636		56,581		94,234		11,386		57,466		102,364	12,368		12,368
Mezzanine equity		—		—		—		—		—		46,937		5,671		—		71,676	8,660		—
Total shareholders’ equity		19,746		2,331		(5,903)		3,613		68,671		165,530		19,999		132,783		438,025	52,922		124,854

				As of
	As of December 31,			September 30,

	2001	2002	2003	2003	2004

Operating data:
Number of registered licensees of iDeclare.CIQ	11,860	24,560	51,860	41,890	83,000

(1)	For the convenience of the reader, the RMB amounts are expressed in U.S. dollars at the rate of RMB8.2766 to US$1.00, the noon buying rate in effect on September 30, 2004 as quoted by the Federal Reserve Bank of New York.

(2)	As adjusted to reflect the issuance and sale of 6,400,000 ADSs offered by us assuming an initial public offering price of US$11.00 per ADS, the mid-point of the estimated offering price range set forth on the front page of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the over-allotment option.

(3)	On November 9, 2004, our shareholders approved a 4-for-1 share split. All shares and per share data have been restated to give retroactive effect to this stock split.

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk factors” beginning on page 11 in this prospectus.

Overview

We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/ export process in China; we believe we are a leader in our market based on revenues and market share. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of certain trade-related PRC government agencies. To date, we have focused on providing enterprise software for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to maintain and upgrade, the electronic systems of the State Administration for Quality Supervision and Inspection and Quarantine of the PRC, or the PRC Inspections Administration, that enable our enterprise software to process electronic declarations over the Internet.

We generated total net revenues of RMB59.0 million, RMB108.0 million, RMB132.9 million (US$16.1 million) and RMB139.2 million (US$16.8 million) in 2001, 2002, 2003 and for the first nine months of 2004, respectively. The increase in our total net revenues was due to increased sales of our enterprise software, increased demand for our software development services and the overall growth of the import/ export market in China. Our net income in 2001 was RMB9.5 million. Our net income in 2002 was RMB65.1 million, decreasing to RMB41.2 million (US$5.0 million) in 2003 due to a stock-based compensation expense of RMB35.0 million (US$4.2 million) in 2003. Our net income for the first nine months of 2004 was RMB91.2 million (US$11.0 million), compared to RMB29.1 million for the first nine months of 2003. According to iTowNet’s registration records, there were approximately 11,860, 24,560, 51,860 and 83,000 licensees of our enterprise software registered to effect electronic import/export processing with the PRC Inspections Administration as of December 31, 2001, 2002, 2003 and September 30, 2004, respectively.

The major factors affecting our results of operations and financial condition include:

Focus on sales of enterprise software and software development services

Our predecessor, Ninetowns Technology, was formed in 1995 to focus on the research and development of software related to the declaration process, in addition to selling computer hardware and accessories. During the first several years of our operations, our net revenues from computer hardware sales constituted almost all of our total net revenues and provided the necessary funding for our development of software related to the declaration process. As we developed, we engaged in three main lines of business: (i) sales of enterprise software, (ii) provision of software development services, and (iii) sales of computer hardware and accessories. Since 2001, we have shifted our business focus from sales of computer hardware and accessories to sales of enterprise software and provision of software development services. Sales of computer hardware and accessories accounted for an insignificant percentage of our total net revenues in 2003 and are expected to be a negligible part of our business in the future. We intend to focus our resources on sales of enterprise software and provision of software development services in the future.

Growth of the import/export industry in China

Our financial results have been, and we expect them to continue to be, affected by the growth of the import/export industry in China. According to Global Insight, the total value of import/export transactions in China reached approximately US$851.6 billion in 2003, up from approximately US$510.2 billion in 2001 and approximately US$620.9 billion in 2002. As a result of China’s accession into the World Trade Organization, or WTO, in 2001, tariffs imposed by China on all imported goods are expected to be reduced and PRC-imposed import quotas and permit requirements are expected to be gradually eliminated. We believe the combination of a rapidly growing PRC economy and China’s accession to the WTO will accelerate the growth of the import/export industry in China, and as a result create additional demand for our products and services.

Increase in number of potential users

The number of users of our enterprise software has increased significantly since we first launched our iDeclare.CIQ software products in August 2000. This increase is partially attributable to the increasing number of PRC international trade enterprises and partially attributable to the increasing demand from such enterprises for more efficient import/export processing methods. We expect an increase in the number of PRC international trade enterprises as the PRC economy continues to expand. We believe this in turn will increase demand for our enterprise software and software development services, as international trade enterprises seek an efficient means of completing the declaration process.

Expanding our user base through franchisees

We believe our user base has substantial growth potential due to the high number of international trade enterprises that possess import/export rights in China. According to the PRC Ministry of Commerce, there were approximately 470,000 foreign-invested companies registered to do business in China as of February 29, 2004. In addition, there are numerous PRC-based companies that possess import/export rights. A key component of our growth strategy is to secure new customers through the efforts of our distributors and franchisee. Currently, we have engaged two distributors and one franchisee to undertake marketing, distribution and service activities in provinces in China where we do not have any offices or where our sales network is insufficient to serve and support our existing users. We intend to engage additional franchisees to expand our marketing and distribution network in the near future.

Seasonality

There is no particular seasonal fluctuation in our sales except that net revenues from sales of our enterprise software in the first quarter are typically lower than in other quarters. This is primarily due to decreased business activities throughout China before, during and after the week-long Chinese New Year holidays, which occur in January or February each year. In addition, net revenues from software development services are typically higher in the third and fourth quarters of each year because our software development contracts are usually signed during that time. However, we cannot predict when our software development contracts will be signed in the future, or if they will be signed at all.

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

•	acceptance of our products and services in China;

•	the strength of our relationships with the PRC Inspections Administration, PRC Customs and other PRC government agencies;

•	our ability to attract and retain users;

•	our ability to develop new software products and services;

•	PRC government regulation of software sales and development; and

•	general economic conditions in China.

Description of revenues, cost items and trade receivables

We operate in three lines of business: (i) sales of enterprise software, (ii) software development services, and (iii) sales of computer hardware and accessories. Currently, our total net revenues are primarily derived from our sales of enterprise software. We expect that our net revenues from sales of computer hardware and accessories will constitute less than 1.0% of our total net revenues for 2004.

Total net revenues

We generate total net revenues primarily from (i) sales of enterprise software products and fees from customer maintenance services, (ii) fees from software development services, and (iii) sales of computer hardware and accessories.

We derived nil, RMB13.6 million, RMB20.4 million (US$2.5 million) and RMB31.2 million (US$3.8 million), or nil, 12.6%, 15.4% and 22.4% of our total net revenues in 2001, 2002, 2003 and in the first nine months of 2004, respectively, from our related parties iTowNet and Beijing Regard, which are two of our major customers for software development services, and Ninetowns Enke, which is our sole franchisee.

Our total net revenues are net of business tax and VAT, but include VAT refunds as discussed below. Our sales of enterprise software products and computer hardware and accessories are generally subject to a VAT of 17.0%. Our fees charged for software development services and customer maintenance service for enterprise software products are generally subject to a 5.0% business tax. Pursuant to the laws and regulations of the PRC, three of our subsidiaries in China are entitled to a refund of the 14.0% VAT for certain self-developed software products. We recognize the VAT refunds at the same time we recognize net revenues from sales of enterprise software. VAT refunds are included in our net revenues from sales of enterprise software. In 2003, we recognized RMB10.9 million (US$1.3 million) in VAT refunds. We cannot predict how much our net revenues from sales of our enterprise software or software development services will increase in the future, or if they will increase at all.

Enterprise software. Our net revenues from enterprise software are derived solely from sales of our iDeclare.CIQ basic package and related customer maintenance service fees. We charge users of iDeclare.CIQ a license fee of RMB4,500 per software package, which includes a one-year customer maintenance service period. We also charge RMB1,500 for each additional year of customer maintenance services. Enterprise software revenues and fees from customer maintenance services are recognized ratably over a 12-month period. Enterprise software revenues received or receivable but not yet recognized are accounted for as short-term unearned revenue on our balance sheets. Short-term unearned revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

In addition to direct sales, we also sell our enterprise software to our two distributors and one franchisee for further sale to users. Our per-unit license fee for iDeclare.CIQ charged to our distributors and franchisee is based on our negotiated sales arrangement with the distributor or franchisee, and is less than the RMB4,500 per-unit license fee we receive from direct sales. We also sell iDeclare.CIQ on a fee-per-declaration filing basis to a limited number of users, substantially all of whom are located in Dongguan, China. Our ability to grow our net revenues from sales of enterprise software will depend on (i) the rate of increase in the number of new users of such product, (ii) the market’s acceptance of our planned new software products, (iii) the success of our plans to engage additional franchisees, and (iv) our increased efforts in marketing our customer maintenance services to our users.

Notwithstanding that we intend to charge for such maintenance services, we believe our users and potential customers are not accustomed to being charged for this type of service and it is unclear to us how many of our users will pay for such maintenance services. In 2003, we collected customer maintenance service fees from approximately 7,500 users, representing approximately 30.5% of our users due to renew their maintenance fees. We intend to continue to increase our marketing and collection efforts with respect to these customer maintenance service fees. We expect our profit margin from sales of enterprise software to decrease if the VAT refund is eliminated or reduced by the PRC tax authorities. We expect net revenues from per declaration filing fees to increase with our increased sales of enterprise software, but to remain stable as a percentage of our total net revenues.

Software development services. Our net revenues from software development services are derived primarily from contracts related to PRC government agency software development projects, such as our services for the PRC Inspections Administration and the data exchange platforms operated by iTowNet, which is our related party, and our services for Beijing Regard, which is also our related party. As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing net revenues from these projects based on the percentage-of-completion method, in which revenue recognition is based on the man-hours spent and the costs invested in the project. Billing is generally done periodically in accordance with predetermined milestones as established by the contract. We expect net revenues from software development services to increase as we are engaged by additional PRC government agencies, such as PRC Customs, to perform such services, but we cannot predict how much such revenues will grow in the future, or if they will grow at all. As of December 31, 2003, we had incurred no personnel costs and no other expenses in connection with software development services for which a contract had not been executed.

Computer hardware sales. Until 2002, we derived significant net revenues from sales of personal computers and computer accessories. We recognize net revenues from computer hardware sales when the equipment or accessories are delivered, title has passed to the customer and we have no further obligation to provide services related to the operation of such equipment or accessories. We have shifted our business focus to the sale of enterprise software and the provision of software development services. Although we derived significant net revenues from computer hardware sales in the past, we expect net revenues from this business to represent an insignificant portion of our total net revenues in the future.

Cost of revenues

Our cost of revenues consists principally of costs related to sales of our enterprise software and our provision of software development services.

Enterprise software. Our enterprise software consists of standardized software, the production of which involves minimal cost. We have a production arrangement with Beijing Zhongxinlian CD Co. Ltd., or Zhongxinlian, under which Zhongxinlian produces the compact discs that contain our software and charges us a fee for such services. We package such compact discs with compact disc holders and ship the packages from our Beijing headquarters to our branch offices, distributors and franchisee. As a result, the cost of revenues for sales of enterprise software consists mainly of outsourcing costs to Zhongxinlian and costs associated with packaging and shipping of software. We expect our cost of revenues from sales of enterprise software to increase as a percentage of our total net revenues because we will be required to recognize additional cost of revenues after we commercially introduce iMonitor.CGA, since the costs associated with iMonitor.CGA as a percentage of net revenues from sales of enterprise software are higher than the costs associated with iDeclare.CIQ.

Software development services. Our cost of software development services is comprised mainly of personnel expenses, office rental expenses and other expenses directly related to our provision of software development services. We record cost of revenues for software development services on a percentage-of-completion method by reference to the man-hours incurred and estimated total project hours. We expect our cost of revenues related to software development services to increase as a percentage of our net revenues from software development services as a result of the requirement for more advanced technologies in new projects. As such, we expect our overall cost of revenues from software development services to increase as we perform more software development services.

Computer hardware sales. Our cost of revenues from computer hardware sales is minimal because (i) we do not manufacture these products, but source them from third party manufacturers, (ii) we maintain minimal inventories of computer hardware and accessories, and (iii) we have a very low volume of sales in this line of business.

Gross profit margin

Our gross profit margin is primarily affected by our net revenues from sales of enterprise software and the cost of revenues for our software development services. For the purpose of calculating our gross profits, costs that are not otherwise specifically allocated are allocated to our costs associated with (i) sales of enterprise software, (ii) software development services, and (iii) sales of computer hardware and accessories, in proportion to the gross profits from these lines of business prior to the allocation of such common costs. We expect our enterprise software gross profit margin to decrease with our expected increase in iMonitor.CGA sales because the costs associated with iMonitor.CGA, as a percentage of net revenues from sales of enterprise software, are higher than the costs associated with iDeclare.CIQ. We expect our software development services gross profit margin to decrease as we invest in more advanced technologies in new software development projects. We do not expect our computer hardware line of business to impact our gross profit as we continue to shift our business focus to our other lines of business.

Operating expenses

Our operating expenses consist of (i) selling expenses, (ii) general and administrative expenses, (iii) research and development expenses, (iv) employee stock-based compensation expenses, and (v) allowance for doubtful debts. We do not allocate operating expenses to individual lines of business when making decisions about allocation of resources or assessing the performance of our lines of business.

Selling expenses. Selling expenses consist primarily of sales, marketing and personnel expenses, customer service expenses, associated rental expenses, marketing and advertising expenses and travel and entertainment expenses for our sales and marketing staff. We expense all selling expenses as they are incurred. We expect our selling expenses to increase as we (i) expand our marketing and advertising campaigns to strengthen brand recognition, (ii) establish ten additional sales, marketing and technical support offices across China by the end of 2005, (iii) increase the salaries of our sales and marketing staff by up to 15-20% in 2004, and (iv) gradually increase the number of our sales and marketing staff by up to 15-20% in 2004. However, we expect our selling expenses as a percentage of our total net revenues to decrease as we increase efficiency, achieve economies of scale in our sales efforts and engage additional franchisees in the future.

General and administrative expenses. General and administrative expenses consist primarily of personnel expenses, office rental expenses, general office expenses, travel and entertainment expenses and professional fees. We expense all general and administrative expenses as they are incurred. In 2003, we incurred substantially higher general and administrative expenses than in earlier years as a result of professional fees related to our capital-raising activities. We expect our general and administrative expenses to increase after the closing of this offering as a result of the additional legal, accounting and other requirements applicable to us as a public company in the United States and the increase in senior management compensation implemented in October 2003. We instituted this compensation increase to bring our senior management’s compensation in line with the compensation of similarly situated senior executive officers of other PRC technology companies that are publicly-listed in the United States. However, given our high general and administrative expenses in 2003, we expect our general and administrative expenses to decrease as a percentage of our total net revenues in 2004.

Research and development expenses. Research and development expenses consist primarily of research and development personnel expenses and associated rental expenses. We expense research and development expenses as they are incurred. In addition, because technological feasibility for our software products ordinarily occurs right before such products are commercially launched and because costs incurred between technological feasibility and commercial launch are immaterial, such costs are expensed as incurred. We expect our research and development expenses to increase as a result of (i) our investment in the research and development of new enterprise software products, (ii) an increase in the number of research and development personnel, (iii) an expected increase in the salaries of our research and development personnel by a total of approximately 50.0%, and (iv) our investment in software licenses for development tools to increase the productivity of our research and development efforts.

Employee stock-based compensation expenses. On February 22, 2002, our principal shareholder, Jitter Bug, transferred a 6.0% ownership interest in our company, which is currently equal to 1,320,000 ordinary shares, to one former and three current members of our senior management for an aggregate consideration of HK$40. In accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, we have accounted for this transaction as a contribution to capital by Jitter Bug with an offsetting charge to stock compensation expenses in an amount determined by the difference between the amount paid for, and the fair value of, the shares transferred. We were a shell company on the date of transfer and accordingly there was little or no value attributable to the interest transferred. On September 27, 2003, Jitter Bug transferred all of its interests in our current PRC operating subsidiaries, which were held by Ixworth, to us. Such transfers resulted in a new measurement date for the interests transferred and accordingly, we recorded a compensation charge of RMB35.0 million (US$4.2 million) in 2003. Such compensation charge has been presented as a separate line-item in our consolidated statements of operations. We do not expect any significant stock-based compensation expenses under APB No. 25 in the foreseeable future.

Allowance for doubtful debts. Allowance for doubtful debts represents the expense we recognize on the estimated credit losses from our regular assessments of the collections and current credit information of our outstanding trade receivables. We expect our allowance for doubtful debts to increase in the future as a result of the increase in our trade receivables from the expected increase in sales of enterprise software and software development services.

As a result of the cumulative effect of the factors described above, we expect in the future our total operating expenses will increase, while our total operating expenses as a percentage of our total net revenues will decrease.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, neither our company nor Ixworth is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

PRC enterprise income tax. Our PRC operating subsidiaries are subject to PRC enterprise income tax, or EIT, on their taxable income. Pursuant to PRC tax laws, EIT is generally assessed at the rate of 33.0% of taxable income.

Beijing New Take and Ninetowns Times are afforded favorable tax treatment and were exempt from EIT for the two years ended December 31, 2002, are only subject to a 7.5% EIT for the period from January 1, 2003 to December 31, 2005 and will be subject to a 15.0% EIT beginning January 1, 2006. Beijing Digital, Shanghai New Take and Ninetowns Ports are also afforded favorable tax treatment. Beijing Digital was exempt from EIT for the three years ended July 31, 1998, subject to a 7.5% EIT from August 1, 1998 to July 31, 2001 and has been subject to a 15.0% EIT since August 1, 2001. Shanghai New Take is exempt from EIT from January 1, 2003 to December 31, 2004 and will be subject to a 15.0% EIT from January 1, 2005 to December 31, 2007. Ninetowns Ports is exempt from EIT from August 1, 2003 to December 31, 2005. Tsingdao Fujian has not commenced operations and has not applied for tax exemptions or reductions.

Beijing Digital, Ninetowns Times and Ninetowns Ports have qualified as “new and high technology enterprises” and have been granted preferential EIT rates based on such status. Shanghai New Take has also been granted preferential EIT rates based on its status as a software company. Relevant PRC government authorities specify certain financial and operational criteria for a company to comply with in order to maintain its status as a new and high technology enterprise.

PRC business tax. Our PRC operating subsidiaries are also subject to PRC business tax. We primarily pay business tax on our net revenues generated from software development services and customer maintenance services. Our PRC operating subsidiaries generally pay a 5.0% business tax on our net revenues derived from software development services and customer maintenance services and this business tax is deducted from our total net revenues.

Value-added tax. Our PRC operating subsidiaries are also generally subject to a 17.0% VAT on sales of computer hardware and accessories and our enterprise software products. Pursuant to PRC tax regulations, Ninetowns Times, Beijing Digital and Ninetowns Ports are entitled to a 14.0% VAT refund on sales of certain registered self-developed software products. Our net revenues from sales of such enterprise software include VAT refunds in the amount of RMB3.1 million, RMB9.0 million and RMB10.9 million (US$1.3 million) in 2001, 2002 and 2003, respectively.

Upon expiration of these preferential EIT rates and VAT refunds, we will consider available options, if any, in accordance with applicable law, that would enable us to qualify for further tax incentives.

Trade receivables

Our trade receivables from external customers and trade receivables from related parties consist primarily of amounts due from our distributors and franchisee for enterprise software delivered to them and amounts billed but not paid for our software development services. Our trade receivables from related parties increased from RMB9.0 million in 2002 to RMB31.9 million (US$3.9 million) in 2003 due to our reliance on our related party franchisee for enterprise software sales and increased receivables for related party software development services. We expect our trade receivables from external customers and our trade receivables from related parties to continue to increase as we increase our sales of enterprise software through our distributors and franchisee.

Our corporate structure

Substantially all of our business is conducted in China through five wholly-owned and one majority-owned indirect subsidiaries organized in China. We hold interests in our PRC operating subsidiaries through Ixworth. Together with its two wholly-owned Hong Kong holding companies and two wholly-owned British Virgin Islands companies, Ixworth wholly-owns Beijing New Take and Ninetowns Times. In turn, Beijing New Take and Ninetowns Times together wholly-own Beijing Digital and Ninetowns Ports. Beijing New Take and Beijing Digital together own Shanghai New Take. Ninetowns Ports owns a 70.0% equity interest in Tsingdao Fujian. For more details on our corporate structure, see our diagram on page 5 and “Related party transactions — Reorganization transactions.”

Critical accounting policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our consolidated financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized below our accounting policies that we believe are both important to the portrayal of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition

We account for the sales of our enterprise software in accordance with American Institute of Certified Public Accountants, or AICPA, Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence, or VSOE, of fair value exists for those elements. Our customers receive certain elements of our enterprise software over a period of time, including post-delivery repair and enterprise software maintenance, training, telephone support and nonspecific enhancements of the software on a when-and-if-available basis. As no fair value of these elements can be assessed reliably, we recognize such revenues ratably over the contract period of the software arrangement, which is usually 12 months. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, and the fair value of the respective elements could all materially impact the amount of earned and unearned revenue. Enterprise software revenues received or receivable but not yet recognized are accounted for as short-term unearned revenue on our balance sheet. Short-term unearned revenue is reduced proportionately as enterprise software revenues are recognized ratably over the 12-month period.

As we believe is consistent with the practice of other software development companies in China engaged in government-related work, we often commence work on software development projects based on oral commitments from our customer and sign the contract after the commencement of work. Once a contract has been signed, we begin recognizing revenues from these projects based on the percentage-of-completion of the contracts, in which revenue recognition is based on the man-hours spent and the costs invested in the projects. Billing is generally done periodically in accordance with predetermined milestones as established by the contract. The determination of percentage-of-completion with reference to man-hours spent and the costs invested in the projects requires our judgment regarding such matters.

Research and development costs

We account for research and development costs in accordance with several accounting pronouncements, including SFAS 2, “Accounting for Research and Development Costs,” and SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” SFAS 86 specifies that costs incurred internally in creating a computer software product should be charged to expense when incurred as research and development until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our products is reached shortly before the products are commercially launched. Costs incurred after technological feasibility is established are not material, and accordingly, we expense all research and development costs when incurred.

Stock-based compensation

Our 2003 Plan and our 2004 Plan allow the grant of share options to our employees and directors. We account for all employee stock-based compensation in accordance with APB No. 25, which requires us to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must pay to acquire the stock. We determine the fair value of our ordinary shares based on several factors, including the price of our then-most-recent ordinary share placement.

In addition, our principal shareholder, Jitter Bug, transferred a 6.0% ownership interest in our company to one former and three current members of our senior management for an aggregate consideration of HK$40 in 2002. In accordance with APB No. 25, we have accounted for this transaction as a contribution to capital by Jitter Bug with an offsetting charge to stock compensation expenses in an amount equal to the difference between the amount paid for, and the fair value of, the shares transferred. In September 2003, Jitter Bug transferred all of the interests in our current operating subsidiaries in China, which it held through Ixworth, to us. This corporate restructuring resulted in a new measurement date for the 6.0% interest transferred by Jitter Bug in 2002. We therefore recorded a compensation charge of RMB35.0 million (US$4.2 million) in 2003 for the difference between the amount paid by those executive officers for such 6.0% ownership interest and the fair value of the shares transferred.

We did not record a compensation charge for the options granted to our employees in 2003 because we determined that the exercise price of the options was not less than the fair value of our ordinary shares as of the grant date. Had different assumptions or criteria been used to determine the fair value of our ordinary shares, materially different amounts of stock-based compensation could have been reported. We have not granted any share options under our 2004 Plan.

Trade receivables

We perform ongoing credit evaluations of our customers and adjust credit limits based on payment history and the customer’s current credit-worthiness, as determined by our review of their current credit information. We extend three months of credit to our distributors and franchisee pursuant to our distribution and franchise agreements. However, it takes on average five to six months for our distributors and franchisee, who are also our major customers, to settle their debts to us. Therefore, in some fiscal periods, our trade receivables will increase to an amount which is approximately equal to our total net revenues for such period. We continuously monitor collections and payments from our customers and maintain a 5.0% provision on the period-end balance of the trade receivables for estimated credit losses from our non-government related customers, distributors and franchisee based upon our historical experience. We typically write-off trade receivables that are over 360 days outstanding. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have had in the past. Since we have not experienced any significant payment problems from our government-related customers in the past, we do not maintain any provision for such customers. The trade receivables from iTowNet, which is owned 51.0% by the PRC Inspections Administration and 49.0% indirectly by Mr. Wang and Ms. Dong and which we believe is our only customer that is a PRC government entity or is controlled by a government entity, were approximately 11.0% and 14.5% of our total trade receivables as of December 31, 2003 and September 30, 2004, respectively. The trade receivables from our non-government customers were approximately 89.0% and 85.5% of our total trade receivables as of December 31, 2003 and September 30, 2004, respectively. Since our trade receivables are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our trade receivables and our future operating results.

Results of operations

The following table sets forth the results of our operations expressed as a percentage of our total net revenues for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended			Nine months ended
	December 31,			September 30,

	2001	2002	2003	2003	2004

				(unaudited)
Total net revenues:
Enterprise software	66.3%	86.4%	85.6%	84.5%	96.5%
Software development services	—	13.4	14.3	15.4	3.4
Computer hardware sales	33.7	0.2	0.1	0.1	0.1
Cost of revenues:
Enterprise software	0.8	1.0	1.2	1.0	0.8
Software development services	—	3.3	3.7	3.0	0.6
Computer hardware sales	32.4	0.2	—	0.1	0.1
Gross profit	66.8	95.5	95.1	95.9	98.5
Operating expenses:
Selling expenses	24.4	12.6	10.3	11.2	8.4
General and administrative expenses	12.6	9.9	15.3	9.5	16.7
Research and development expenses	10.6	3.8	2.0	1.5	2.3
Employee stock-based compensation related to general and administrative expenses	—	—	26.3	35.9	—
Allowance for doubtful debts	1.4	1.4	1.1	—	0.5

Income from operations	17.8	67.8	40.1	37.8	70.6
Interest expenses	1.0	—	—	—	—
Interest income	1.7	0.6	0.9	0.9	1.2
Other income	—	0.4	0.1	0.2	1.0

Income before income taxes	18.5	68.8	41.1	38.9	72.8
Income taxes	0.6	1.9	3.1	3.3	0.8

Income before minority interests	17.9	66.9	38.0	35.6	72.0
Minority interests	1.8	6.7	7.0	5.6	6.5
Equity in earnings of an affiliated company	0.1	0.1	—	—	—

Net income	16.2%	60.3%	31.0%	30.0%	65.5%

Quarterly Results

The following table presents unaudited consolidated financial information for the seven fiscal quarters ended September 30, 2004. We believe that all the necessary adjustments, consisting mainly of normal recurring adjustments, have been included in the amounts stated below to fairly present the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in the prospectus. Our results of operations have varied and may continue to vary significantly from quarter-to-quarter and are not necessarily indicative of the results of any future period. In addition, in light of our recent growth, we believe that period-to-period comparisons should not be relied upon as an indication of future performance.

	Three months ended

	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
(in RMB thousands)	2003	2003	2003	2003	2004	2004	2004

Total net revenues:
Enterprise software
external customers	25,797	28,312	28,038	29,735	33,542	36,220	37,795
related parties	—	—	171	1,738	5,294	8,830	12,810
Software development services
external customers	—	—	95	450	—	—	446
related parties	—	—	14,935	3,565	1,417	1,418	1,417
Computer hardware sales	38	2	—	32	20	—	—

Total net revenues	25,835	28,314	43,239	35,520	40,273	46,468	52,468

Cost of revenues:
Enterprise software	(154)	(475)	(428)	(475)	(278)	(469)	(505)
Software development services	—	—	(2,921)	(2,018)	(215)	(154)	(515)
Computer hardware sales	(48)	—	—	—	(4)	—	—

Total cost of revenues	(202)	(475)	(3,349)	(2,493)	(497)	(623)	(1,020)

Gross profit	25,633	27,839	39,890	33,027	39,776	45,845	51,448

Selling expenses	(3,889)	(3,214)	(3,858)	(2,713)	(3,139)	(4,540)	(4,007)
General and administrative expenses	(1,916)	(3,886)	(3,489)	(11,104)	(5,896)	(8,176)	(9,161)
Research and development expenses	(717)	(140)	(563)	(1,271)	(553)	(715)	(1,957)
Employee stock-based compensation related to general and administrative expenses	—	—	(35,000)	—	—	—	—
Allowance for doubtful debts	—	—	—	(1,516)	(200)	(500)	—

Income from operations	19,111	20,599	(3,020)	16,423	29,988	31,914	36,323
Interest expenses	—	—	—	—	—	—	—
Interest income	84	316	487	333	468	298	926
Other income	97	73	—	41	7	57	1,276

Income before income taxes	19,292	20,988	(2,533)	16,797	30,463	32,269	38,525
Income taxes	(848)	(1,469)	(850)	(949)	(153)	(314)	(601)

Income before minority interests	18,444	19,519	(3,383)	15,848	30,310	31,955	37,924
Minority interests	(1,799)	(1,800)	(1,869)	(3,771)	(3,103)	(3,263)	(2,640)
Equity in earnings of an affiliated company	—	—	—	—	—	—	—

Net income	16,645	17,719	(5,252)	12,077	27,207	28,692	35,284

First nine months of 2004 compared to first nine months of 2003

Total net revenues

We generated total net revenues of RMB139.2 million (US$16.8 million) in the first nine months of 2004, an increase of 42.9% over our total net revenues of RMB97.4 million in the first nine months of 2003. This revenue growth was principally the result of the expansion of our enterprise software business.

Enterprise software. Net revenues from sales of our enterprise software increased 63.4% to RMB134.5 million (US$16.2 million) in the first nine months of 2004 from RMB82.3 million in the first nine months of 2003, primarily as a result of an increase in the number of users of our enterprise software, which is partially attributable to the increasing number of international trade enterprises operating in China and also attributable to the increasing demand for more efficient import/export processing methods. Our net revenues from enterprise software also increased as a result of our commencing sales of customer maintenance service contracts to our existing users. In the first nine months of 2004, we generated customer maintenance service fees of RMB16.1 million (US$1.9 million) from approximately 11,000 users whose customer maintenance service contracts were due for renewal, as compared to RMB3.1 million in the first nine months of 2003. Of our net revenues from sales of enterprise software, RMB18.1 million (US$2.2 million) and RMB17.1 million were from per declaration filing fees in the first nine months of 2004 and the first nine months of 2003, respectively, representing a period-on-period increase of 5.8% due to the increased number of declaration filings made in the first nine months of 2004. As of September 30, 2004, there were approximately 83,000 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 98.1% from approximately 41,890 such licensees as of September 30, 2003.

Software development services. Net revenues from software development services amounted to RMB4.7 million (US$568,000) in the first nine months of 2004, primarily as a result of executing a software maintenance contract during such period. We did not provide such software maintenance services in the first nine months of 2003. We did not recognize any other revenue from software development services in the first nine months of 2004. In the first nine months of 2003, we recognized net revenues of RMB15.0 million from software development services.

Computer hardware sales. Net revenues from computer hardware sales decreased by 50.0% to RMB20,000 (US$2,000) in the first nine months of 2004 from RMB40,000 in the first nine months of 2003, as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software increased by 18.4% to RMB1.3 million (US$151,000) in the first nine months of 2004 from RMB1.1 million in the first nine months of 2003, due to the increase in the number of enterprise software packages we sold in the first nine months of 2004 as compared to the first nine months of 2003.

Software development services. Cost of revenues from software development services was RMB884,000 (US$107,000) in the first nine months of 2004, which comprised of costs related to the execution of a software maintenance contract and costs related to the provision of sundry software development services. In the first nine months of 2003, we incurred RMB2.9 million in costs related to software development projects.

Computer hardware sales. Cost of revenues from computer hardware sales decreased substantially to RMB4,000 (US$1,000) in the first nine months of 2004 from RMB48,000 in the first nine months of 2003, as a result of the decrease in the number of personal computers and computer accessories we sold.

Gross profit margin

Enterprise software. Gross profit margin for sales of enterprise software in the first nine months of 2004 remained stable at 99.1% compared to 98.7% in the first nine months of 2003, primarily because our costs of producing our enterprise software are relatively low and did not change between these two periods.

Software development services. Gross profit margin for software development services in the first nine months of 2004 remained stable at 81.2% compared to 80.6% in the first nine months of 2003.

Computer hardware sales. Gross profit margin for sales of computer hardware and accessories increased to 80.0% in the first nine months of 2004 from a gross loss margin of 20.0% in the first nine months of 2003, primarily due to increased sales of higher-margin products such as computer accessories.

Operating expenses

Operating expenses decreased by 31.5% to RMB38.8 million (US$4.7 million) in the first nine months of 2004 from RMB56.7 million in the first nine months of 2003, primarily due to our recognition of a RMB35.0 million stock compensation expense in the third quarter of 2003, which did not reoccur in the first nine months of 2004, offset by an increase in general and administrative expenses in the first nine months of 2004, as described below.

Selling expenses

Selling expenses increased by 6.6% to RMB11.7 million (US$1.4 million) in the first nine months of 2004 from RMB11.0 million in the first nine months of 2003, primarily due to an increase in staff, travel and entertainment expenses related to increased sales, offset by a decrease in commissions and sales incentives paid to our sales and marketing employees. This decrease resulted from our decrease in cash payments to our employees due to our change from a cash-based to a share option-based incentive system. Under our share option-based incentive system, our sales and marketing personnel are expected to be awarded employee share options instead of cash commissions and bonuses according to their performance. It is our policy to grant employee share options with exercise prices equal to the fair market value at the date of grant and as a result we do not incur significant stock-based compensation charges under APB No. 25. The decrease in cash payments to our employees and the fact that we do not incur significant stock-based compensation charges related to our share options resulted in a decrease in our selling expenses, which partially offset the increase in staff, travel and entertainment expenses related to increased sales.

General and administrative expenses

General and administrative expenses increased by 150.1% to RMB23.2 million (US$2.8 million) in the first nine months of 2004 from RMB9.3 million in the first nine months of 2003, primarily due to an increase in general personnel expenses, office rental expenses, general office expenses and travel and entertainment expenses, in each case associated with the increase in the scale of our operations. The increase was also partially due to approximately RMB1.5 million (US$179,000) in legal fees related to our capital-raising activities in 2003, which we settled in July and September of 2004.

Research and development expenses

Research and development expenses increased by 127.1% to RMB3.2 million (US$390,000) in the first nine months of 2004 from RMB1.4 million in the first nine months of 2003, primarily due to expenses related to our research and development of new enterprise software products.

Allowance for doubtful debts

Allowance for doubtful debts was RMB700,000 (US$85,000) in the first nine months of 2004, as we provisioned for bad debts in line with an increase in our trade receivables.

Interest income

Interest income increased by 90.8% to RMB1.7 million (US$205,000) in the first nine months of 2004 from RMB887,000 in the first nine months of 2003, primarily due to the increase in our bank balances from our increasing operating income.

Other income

Other income increased to RMB1.3 million (US$162,000) in the first nine months of 2004 from RMB170,000 in the first nine months of 2003 primarily due to our receipt of a RMB1.0 million government subsidy for research and development work from the Electronic Information Industry Fund of the Ministry of Information Industry of the PRC.

Income taxes

Income taxes decreased by 66.3% to RMB1.1 million (US$129,000) in the first nine months of 2004 from RMB3.2 million in the first nine months of 2003, primarily due to the shifting of operations to our PRC subsidiary, which was exempted from the enterprise income tax during the first nine months of 2004.

Net income

Net income increased by 213.2% to RMB91.2 million (US$11.0 million) in the first nine months of 2004 from RMB29.1 million in the first nine months of 2003 as a result of the cumulative effect of the factors described above.

2003 compared to 2002

Total net revenues

We generated total net revenues of RMB132.9 million (US$16.1 million) in 2003, an increase of 23.0% over our total net revenues of RMB108.0 million in 2002. This revenue growth was principally the result of the expansion of our enterprise software business, supplemented by growth in our software development business.

Enterprise software. Net revenues from sales of our enterprise software increased by 21.9% to RMB113.8 million (US$13.7 million) in 2003 from RMB93.4 million in 2002, primarily as a result of an increase in the number of users of our enterprise software, which is partially attributable to the increasing number of international trade enterprises operating in China and also attributable to the increasing demand for more efficient import/export processing methods. Our net revenues from enterprise software also increased in 2003 because we began marketing customer maintenance service contracts to our existing users. As a result, in 2003, we generated customer maintenance service fees of RMB11.3 million (US$1.4 million) from approximately 7,500 users whose customer maintenance service contracts were due for renewal in 2003. Of our net revenues from sales of enterprise software, RMB13.3 million and RMB23.1 million (US$2.8 million) were from per declaration filing fees in 2002 and 2003, respectively, representing a year-on-year increase of 73.7%, due to the increased number of declaration filings made in 2003. As of December 31, 2003, there were approximately 51,860 licensees of our enterprise software registered to effect electronic import/export processing over the data exchange platforms of iTowNet, an increase of 111.0% from approximately 24,560 of such licensees as of December 31, 2002.

Software development services. We began recognizing net revenues from software development services in April 2002. Net revenues from our software development services increased by 32.3% to RMB19.0 million (US$2.3 million) in 2003 from RMB14.4 million in 2002, primarily as a result of an increase in the dollar value of software development contracts we obtained from iTowNet and Beijing Regard, which increase was primarily the result of an increase in the scope of declaration process automation projects by the PRC Inspections Administration and the need to improve their data exchange platforms to handle the increased volume of electronic declaration filings.

Computer hardware sales. Net revenues from computer hardware sales decreased by 72.1% to RMB72,000 (US$9,000) in 2003 from RMB258,000 in 2002, as we gradually exited this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software increased by 37.4% to RMB1.5 million (US$185,000) in 2003 from RMB1.1 million in 2002, due to the increase in the number of enterprise software packages we sold in 2003 as compared to 2002.

Software development services. Cost of revenues from software development services increased by 39.8% to RMB4.9 million (US$597,000) in 2003 from RMB3.5 million in 2002, primarily as a result of the increase in software development personnel expenses associated with our increased activities in this line of business.

Computer hardware sales. Cost of revenues from computer hardware sales decreased substantially to RMB48,000 (US$6,000) in 2003 from RMB216,000 in 2002, as a result of the decrease in the number of personal computers and computer accessories we sold.

Gross profit margin

Enterprise software. Gross profit margin for sales of enterprise software in 2003 remained stable at 98.7% compared to 98.8% in 2002 primarily because our costs of producing our enterprise software are relatively low and did not change between the periods presented.

Software development services. Gross profit margin for software development services in 2003 remained stable at 74.1% compared to 75.5% in 2002, as cost savings realized through use of our existing software technologies offset an increase in software development personnel expenses.

Computer hardware sales. Gross profit margin for computer hardware sales increased to 33.3% in 2003 from 16.3% in 2002, primarily due to increased sales of higher-margin products such as computer accessories.

Operating expenses

Operating expenses increased by 145.0% to RMB73.3 million (US$8.9 million) in 2003 from RMB29.9 million in 2002, primarily due to RMB35.0 million (US$4.2 million) of stock-based compensation expenses in 2003 and an increase in general and administrative expenses.

Selling expenses

Selling expenses increased by 0.5% to RMB13.7 million (US$1.7 million) in 2003 from RMB13.6 million in 2002, primarily due to an increase in travel and entertainment expenses related to increased sales, offset by a decrease in commissions and sales incentives paid to our sales and marketing employees. This decrease resulted from our decrease in cash payments to our employees due to our change from a cash-based incentive system to a share option-based incentive system.

General and administrative expenses

General and administrative expenses increased by 91.1% to RMB20.4 million (US$2.5 million) in 2003 from RMB10.7 million in 2002, primarily due to an increase in general personnel expenses, office rental expenses, general office expenses and travel and entertainment expenses in each case associated with the increase in the scale of our operations. The increase was also partially attributable to the expenses related to our capital-raising activities in 2003, which were approximately RMB5.6 million (US$675,000).

Research and development expenses

Research and development expenses decreased by 34.5% to RMB2.7 million (US$325,000) in 2003 from RMB4.1 million in 2002, primarily due to the reallocation of expenses related to our research and development personnel to cost of revenues for provision of software development services.

Employee stock-based compensation expenses

We incurred RMB35.0 million (US$4.2 million) of stock-based compensation expenses in 2003 due to the transfer of a 6.0% equity interest in our company by Jitter Bug to one former and three current members of our senior management. We do not expect to incur any significant stock-based compensation expense, as measured under APB No. 25, in the foreseeable future.

Allowance for doubtful debts

Allowance for doubtful debts remained stable at RMB1.5 million (US$183,000) for both 2003 and 2002 as an improved outlook for trade receivables repayment offset a significant increase in our trade receivables.

Interest income

Interest income increased by 97.1% to RMB1.2 million (US$147,000) in 2003 from RMB619,000 in 2002, primarily due to the increase in our bank balances from our increasing operating income and the deposit of the net proceeds from our capital-raising activities in 2003.

Other income

Other income decreased by 53.9% to RMB211,000 (US$26,000) in 2003 from RMB458,000 in 2002, as a result of a decrease in the gain from disposal of inventories of obsolete computer accessories, which is classified as other income, in 2003 compared to 2002.

Income taxes

Income taxes increased by 99.7% to RMB4.1 million (US$497,000) in 2003 from RMB2.1 million in 2002, primarily due to the expiration of the EIT exemption periods for Beijing New Take and Ninetowns Times at the end of 2002, and an increase in our total net revenues from 2002 to 2003.

Equity in earnings of an affiliated company

Equity in earnings of an affiliated company decreased to zero in 2003 from RMB79,000 in 2002 due to the disposition of our entire interest in Import & Export in March 2002.

Net income

Net income decreased by 36.7% to RMB41.2 million (US$5.0 million) in 2003 from RMB65.1 million in 2002 as a result of the cumulative effect of the factors described above.

2002 compared to 2001

Total net revenues

We generated total net revenues of RMB108.0 million in 2002, an increase of 83.1% over RMB59.0 million in 2001. This revenue growth was principally due to the expansion of the sales of our enterprise software, augmented by net revenues from the provision of software development services, which we recognized for the first time in 2002.

Enterprise software. Net revenues from sales of enterprise software increased by 138.7% to RMB93.4 million in 2002 from RMB39.1 million in 2001, primarily as a result of an increase in the sales of our iDeclare.CIQ basic package. The increase in the number of units sold was primarily attributable to increased sales by our distributors. Of our net revenues from sales of enterprise software, RMB5.9 million and RMB13.3 million were from per declaration filing fees in 2001 and 2002, respectively, representing a year-on-year increase of 126.7% due to the increased number of declaration filings made in 2002. As of December 31, 2002, there were 24,560 licensees of our enterprise software registered with the data exchange platforms of iTowNet, an increase of 107.1% from approximately 11,860 such licensees as of December 31, 2001.

Software development services. We began to recognize net revenues from software development services for the first time in 2002 in the amount of RMB14.4 million for sales of such services to iTowNet.

Computer hardware sales. Net revenues from computer hardware sales decreased by 98.7% to RMB258,000 in 2002 from RMB19.9 million in 2001 as a result of our gradual exit from this line of business.

Cost of revenues

Enterprise software. Cost of revenues from sales of enterprise software increased 151.7% to RMB1.1 million in 2002 from RMB443,000 in 2001, primarily as a result of the increase in the number of iDeclare.CIQ basic packages we sold in 2002.

Software development services. Cost of revenues from software development services was RMB3.5 million in 2002, the first year in which we recognized revenue from this line of business.

Computer hardware sales. Cost of revenues from computer hardware sales decreased by 98.9% to RMB216,000 in 2002 from RMB19.1 million in 2001, as a result of the decrease in the number of personal computers and computer accessories we sold.

Gross profit margin

Enterprise software. Gross profit margin for sales of enterprise software in 2002 remained stable at 98.8% compared to 98.9% in 2001 primarily as our cost of revenues for enterprise software remained relatively low.

Software development services. Gross profit margin for software development services was 75.5% in 2002. We did not recognize revenues from software development services in 2001.

Computer hardware sales. Gross profit margin for computer hardware sales increased to 16.3% in 2002 from 3.8% in 2001 primarily due to our sales of computer accessories that had higher profit margins than the computer hardware we sold in 2001.

Operating expenses

Operating expenses increased by 3.4% to RMB29.9 million in 2002 from RMB28.9 million in 2001, primarily due to an increase in general and administrative expenses partially offset by decreases in our selling expenses and research and development expenses.

Selling expenses

Selling expenses decreased by 5.4% to RMB13.6 million in 2002 from RMB14.4 million in 2001, primarily due to a decrease in the commissions paid to our local marketing and promotion partners in China.

General and administrative expenses

General and administrative expenses increased by 43.1% to RMB10.7 million in 2002 from RMB7.5 million in 2001, primarily due to increases in general personnel expenses, office rental expenses, general office expenses, and travel and entertainment expenses relating to the increase in the number of our employees and the expansion of our operations.

Research and development expenses

Research and development expenses decreased by 34.6% to RMB4.1 million in 2002 from RMB6.3 million in 2001, primarily due to the reallocation of certain expenses related to our research and development personnel who were reassigned to our software development services line of business.

Allowance for doubtful debts

Allowance for doubtful debts increased by 90.5% to RMB1.5 million in 2002 from RMB800,000 in 2001, primarily due to the increase in trade receivables as a result of the significant increase in our total net revenues in 2002.

Interest expenses

Interest expenses decreased to nil in 2002 from RMB571,000 in 2001, due to our repayment in full of our bank loans during 2001 and the absence of new borrowings in 2002.

Interest income

Interest income decreased by 37.5% to RMB619,000 in 2002 from RMB991,000 in 2001, primarily due to a significant reduction in the interest rates offered on our bank deposits.

Other income

Other income increased substantially to RMB458,000 in 2002 from RMB5,000 in 2001 as a result of our increased sales of inventories of obsolete computer accessories in 2002 as compared to 2001.

Income taxes

Income taxes increased substantially to RMB2.1 million in 2002 from RMB386,000 in 2001, primarily due to an increase in the rate of EIT from 7.5% to 15.0% on August 1, 2001 for Beijing Digital, and an increase in our total net revenues.

Equity in earnings of an affiliated company

Equity in earnings of an affiliated company increased to RMB79,000 in 2002 from RMB24,000 in 2001, which was due to an improvement in the results of operations of our affiliated company, Import & Export.

Net income

Net income increased substantially to RMB65.1 million in 2002 from RMB9.5 million in 2001 as a result of the cumulative effect of the factors described above.

Liquidity and capital resources

Our primary sources of liquidity have been net cash provided by operating activities and the net proceeds from our equity offerings. We had no outstanding debt as of September 30, 2004. The following table sets forth the summary of our cash flows for the periods indicated:

					For the nine months ended
	For the year ended December 31,				September 30,

	2001	2002	2003	2003	2003	2004		2004

	(in millions)
Net cash provided by / (used in) operating activities	RMB28.7	RMB58.6	RMB46.4	US$5.6	RMB4.7	RMB41.4	US$	5.0
Net cash provided by / (used in) investing activities	(21.2)	16.0	1.2	0.1	2.7	(94.0)		(11.3)
Net cash provided by / (used in) financing activities	(5.6)	(30.5)	70.2	8.5	(0.4)	22.3		2.7
Net increase / (decrease) in cash and cash equivalents	1.9	44.1	117.8	14.2	7.0	(30.3)		(3.6)
Cash and cash equivalents, beginning of year/period	3.7	5.6	49.7	6.0	49.7	167.5		20.2

Cash and cash equivalents, end of year/period	RMB5.6	RMB49.7	RMB167.5	US$20.2	RMB56.7	RMB137.2	US$	16.6

Substantially all of our operations are in China. The ability of our PRC operating subsidiaries to convert Renminbi into U.S. dollars and transfer such U.S. dollars to us is subject to PRC foreign exchange regulations, including the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at banks in the PRC authorized to conduct foreign exchange business after providing valid commercial documents.

Cash flow from operating activities

We generated cash from operating activities of RMB41.4 million (US$5.0 million) in the first nine months of 2004. This was primarily attributable to our cash receipts from sales of enterprise software offset by our placement of RMB45.0 million (US$5.4 million) in term deposits. Our cash provided by operating activities was RMB4.7 million in the first nine months of 2003, which consisted primarily of cash receipts from sales of enterprise software offset by our placement of RMB40.6 million in term deposits. We generated cash from operating activities of RMB46.4 million (US$5.6 million) in 2003. This was primarily attributable to our cash receipts from sales of enterprise software offset by our placement of RMB40.8 million in term deposits. Our cash provided by operating activities was RMB58.6 million in 2002 compared to RMB28.7 million in 2001. Cash provided by operating activities consisted primarily of cash receipts from sales of enterprise software in 2002 and 2001.

Cash flow from investing activities

Investing activities used cash of RMB94.0 million (US$11.3 million) in the first nine months of 2004. This was primarily attributable to our purchase of three floors and the naming rights of a building under construction in Beijing, computer equipment, furniture, fixtures and office equipment and the acquisition of minority interests in our subsidiaries, offset by the repayment of loans by Import & Export. Cash provided by investing activities was RMB2.7 million in the first nine months of 2003, which was primarily attributable to repayment of loans by Import & Export and iTowNet, offset by purchases of office equipment and computer equipment. Investing activities provided cash of RMB1.2 million (US$146,000) in 2003. This was primarily attributable to our receipt of loan repayments from iTowNet and Import & Export offset by purchases of property, plant and equipment, which primarily consisted of computer equipment, fixtures and office furniture for our representative office in Hong Kong. Cash provided by investing activities was RMB16.0 million in 2002 compared to cash used in investing activities of RMB21.2 million in 2001. This increase in cash provided by investing activities was primarily due to the repayment of unsecured interest-free loans in the amount of RMB9.0 million from Import & Export in 2002 and also our receipt of RMB7.7 million on the disposal of our interest in Import & Export to Mr. Wang. Net cash used in investing activities for 2001 consisted primarily of a RMB18.1 million loan to Import & Export.

Cash flow from financing activities

Financing activities provided cash of RMB22.3 million (US$2.7 million) in the first nine months of 2004. This was comprised primarily of approximately US$3.0 million of escrowed net proceeds from our capital-raising activities in 2003, which we received from escrow in September 2004, offset by our repayment of loans to Jitter Bug. Our cash used in financing activities was RMB442,000 in the first nine months of 2003, which was primarily comprised of our repayment of loans to Jitter Bug. Financing activities provided cash of RMB70.2 million (US$8.5 million) in 2003. This was comprised primarily of the net proceeds from our equity offerings in 2003. Our cash used in financing activities was RMB30.5 million in 2002 compared to RMB5.6 million in 2001. Cash used in financing activities was primarily comprised of our repayments of loans to Jitter Bug in the amount of RMB28.4 million in 2002, and repayment of bank loans in the amount of RMB14.8 million in 2001.

Capital resources

Our primary source of liquidity is cash flow from operating activities and the net proceeds from our equity offerings. Our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of September 30, 2004, we had RMB137.2 million (US$16.6 million) in cash and cash equivalents. In addition, as of September 30, 2004, we had invested RMB110.7 million (US$13.4 million) in term deposits, which are payable at varying maturities from 3 to 6 months.

In connection with certain of our equity offerings in 2003, purchasers of our ordinary shares (excluding Ever Praise) received a put option, which allows them to sell our ordinary shares to us at the original purchase price, plus an internal rate of return of 10.0% per year, if we do not successfully register our ordinary shares in a qualified initial public offering by December 31, 2004.

We believe that our available cash and cash equivalents and cash provided by operating activities will be sufficient to meet our capital needs for at least the next 12 months. Except for our net cash provided by operating activities and our net proceeds from this offering, we currently have no plans to seek additional sources of liquidity after the completion of this offering. However, we cannot assure you that our business or operations will not change in a manner that would consume our available capital resources more rapidly than anticipated, especially as we continue to evaluate other investment and acquisition opportunities. As of September 30, 2004, we had no lines of credit or other credit facilities.

Capital expenditures

Our capital expenditures for 2001, 2002 and 2003, which totaled approximately RMB945,000, RMB1.3 million and RMB2.2 million (US$266,000), respectively, consisted primarily of purchases of computers and office equipment as well as motor vehicles. We anticipate that we will incur capital expenditures in the next 12 months of approximately RMB10.0 million (US$1.2 million) to purchase computers and software products to support our new software development projects, and approximately RMB20.0 million (US$2.4 million) to acquire office premises and office furniture as part of our effort to reduce office rental expenses in the future. We expect to use our cash flow from operations and our net proceeds from this offering to fund such capital expenditures (including capital expenditures for development of new software products and functions) and to execute our business strategy.

Off-balance sheet arrangements

We have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual obligations

In connection with certain of our equity offerings in 2003, we granted certain investors a put option, pursuant to which we may be required to repurchase our ordinary shares at a price equal to the original purchase price plus a 10.0% annual rate of return. The put option is exercisable in the event we fail to complete a qualified initial public offering of our ordinary shares prior to December 31, 2004. The put option will be terminated upon the closing of this offering. For further discussion of the put option, see “Risk factors — Our cash and cash equivalents may decrease significantly if certain of our existing shareholders exercise the put option,” “— Liquidity and capital resources — capital resources” and “Description of share capital — Extraordinary shareholders’ rights — Sale and Purchase Agreements; Subscription Agreements; Share Subscription Agreement; Share Charges; Tax Indemnity.”

We have entered into leasing arrangements relating to our office premises. Our contractual obligations regarding these lease arrangements generally consist of rental payments and other charges that are due and payable on a monthly basis during the term of the relevant lease. In general, our lessors have the right to terminate the lease agreements and repossess the leased premises if we fail to make the prescribed payments for two consecutive months, or the expiration of a reasonable period after service of notice for non-payment of rent by the lessors. The following sets forth our commitments under these leases as of December 31, 2003:

(in thousands)
Less than one year	RMB1,713
1-3 years	1,188
3-5 years	8
More than 5 years	—

Total	RMB2,909

As of September 30, 2004, we had no purchase obligations or long-term commitments other than the put option and the lease obligations described above.

Principal accountant fees and services

The following table sets forth the aggregate fees in connection with certain professional services rendered by Deloitte Touche Tohmatsu, an independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our principal accountants during the periods indicated.

	For the year ended December 31,

	2001		2002		2003		2003

Audit fees(1)	RMB	648,000	RMB	606,000	RMB	1,255,000	US$	152,000
Audit related fees(2)		—		—		470,000		57,000

Total	RMB	648,000	RMB	606,000	RMB	1,725,000	US$	209,000

(1)	Audit fees are the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountants for their audit of our annual statutory financial statements and interim financial statements in connection with the statutory requirement and our equity offerings to investors in 2003.

(2)	Audit related fees represent the fees billed for the professional services rendered by our principal accountants for their due diligence work in connection with our equity offerings in 2003.

Quantitative and qualitative disclosures about market risks

Interest rate risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash deposited in banks. We have not used any derivative financial instruments to hedge interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits and, therefore, we believe our exposure to interest rate risk is minimal.

Foreign currency risk

Substantially all of our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars and Hong Kong dollars in a reputable financial institution in Hong Kong. Although we believe that in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and if the Renminbi appreciates against the U.S. dollar at that time, our cash flows would be reduced which could materially and adversely affect our business. Conversely, if we decide to convert our Renminbi into

U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced. In addition, our cash flows and revenues may also be affected by the foreign exchange rate between Renminbi and Hong Kong dollars or U.S. dollars and Hong Kong dollars, as we have certain operating expenses related to our representative office in Hong Kong that are denominated in Hong Kong dollars.

We have experienced minimal foreign exchange gains and losses to date. We do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Reorganization transaction

Prior to this offering, we completed a series of reorganization transactions in order to acquire the 10.0% interest in Beijing New Take and Ninetowns Times previously owned by Value Chain. Prior to such reorganization transactions, Value Chain indirectly owned a minority interest in Beijing New Take and Ninetowns Times through its subsidiaries, Better Chance International Ltd., or Better Chance, and Asia Pacific Logistics Ltd., or APL, respectively. Pursuant to a share sale and purchase agreement dated June 30, 2004 entered into among Value Chain, Better Chance, APL and us, we acquired from Value Chain all of its interests in Better Chance and APL for an aggregate purchase price of US$27,805,753, which was comprised of 2,002,312 ordinary shares, or the exchange shares, valued at US$10.95 (approximately HK$85.25) per ordinary share, for a total value of US$21,929,213 for the exchange shares, and US$5,876,540 in cash.

The purchase price for the exchange shares was agreed through arm’s-length negotiations between the holders of the minority interests and our company. In the absence of a quoted market price for the exchange shares, we estimated the exchange shares’ fair value in consultation with the representative of our underwriters and our financial advisor based on an analysis of other publicly traded companies that are comparable to our company. We believe this is a generally accepted valuation methodology. The estimate of fair value was primarily based on prevailing market conditions as of the date of purchase and in particular quoted prices for shares of these comparable publicly traded companies. We believe the fair value so determined represents the approximate price at which we could have sold the exchange shares to the public on that date.

The cash paid per ordinary share by AIG Asian Opportunity Fund, L.P., or AIG, and American International Assurance Company (Bermuda) Limited, or AIA, Titan I Venture Capital Co., Ltd., or Titan I, Titan II Venture Capital Co., Ltd., or Titan II, and CFM Investments Limited, or CFM, was the product of arm’s-length negotiations between our board of directors and the third party investors. These negotiations were completed in the fourth quarter of 2003, which was six to eight months prior to the acquisition of the minority interest. We refer to AIG and AIA as the Group C Purchasers, and to Titan I, Titan II and CFM as the Group D Purchasers.

We attribute the difference of HK$60.25 between the value ascribed to the exchange shares and the price paid by the Group C Purchasers and Group D Purchasers to the following factors:

•	We had not yet begun preparation of this offering in the fourth quarter of 2003 at which time the Group C Purchasers and Group D Purchasers purchased our ordinary shares and, as a result, we were required to provide the Group C Purchasers and Group D Purchasers a significant discount from the trading prices of comparable publicly traded companies due to (i) the illiquidity of our ordinary shares and (ii) the risk that our company would not achieve its business and financial goals.

•	As of June 30, 2004, we achieved strong growth in our net income which increased by 62.6% to RMB55.9 million in the first six months of 2004, compared to RMB34.4 million in the first six months of 2003. Due to these strong results and the initiation of the offering process, no discounts were applied to the estimated market value of our exchange shares.

Differences between the exchange shares’ fair value of US$10.95 per share and the mid-point of the IPO price range may be attributable to the following factors:

•	Price-to-earnings ratios of companies comparable to our company have increased since June 30, 2004. In addition, the success of recent IPOs undertaken by PRC companies is indicative of strong demand for equity interests in PRC companies in the information technology sector in which our company will trade.

•	Our net income increased by 213.4% to RMB91.2 million in the first nine months of 2004, compared to RMB29.1 million in the first nine months of 2003.

•	The PRC Inspections Administration agreed to the commercial roll-out of our iProcess.CIQ suite of products to help expand its electronic processing initiative in line with the “Three Digitizations Project.” As a result, we increased our internal estimates of future revenues.

We have determined the price range of our ADSs for this offering with the representative of the underwriters and, as in most offerings like this offering, did not seek the services of a third party valuation specialist in setting this range. See “Underwriting.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8%) and 1.2% in 2001, 2002 and 2003, respectively.

However, following a 2.8% average change in the Consumer Price Index in China in the first quarter of 2004 and a 3.8% change in the month of April 2004, the PRC government has announced measures to restrict lending and investment in China in order to reduce inflationary pressures in China’s economy. The change in the Consumer Price Index in China was 4.3% in October 2004, compared to October 2003. The PRC government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the PRC government may not be successful in reducing or slowing the increase in China’s inflation rate.

Recent accounting pronouncements

In April 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS No. 149 did not have a material impact on our results of operations or financial condition.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” It establishes standards on how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. It does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have an impact on our results of operations or financial condition.

In November 2002, the FASB issued FASB Interpretation, or FIN, No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Statements Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on our results of operations or financial condition.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights, also called “variable interest entity,” or VIEs, and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities,” to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) special-purpose entities, or SPEs, created prior to February 1, 2003. We must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003, (ii) non-SPEs created prior to February 1, 2003. We are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004, and (iii) all entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. We do not have any SPEs and therefore we will adopt the provision in December 2004.

In November 2002, the Emerging Issue Task Force, or EITF, reached a consensus on Issue No. 00-21, or EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on our financial condition, cash flows or results of operations.

Business

Overview

We are a leading PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/ export process in China; we believe we are a leader in our market based on revenues and market share. We achieve this by leveraging our international trade expertise and our insight into the needs and procedures of trade-related PRC government agencies. To date, we have focused on providing enterprise software for the completion over the Internet of the declaration process. In order to secure our market position, we assisted in designing and building, and continue to help maintain and upgrade, the electronic systems of the PRC Inspections Administration that enable our enterprise software to process electronic declarations over the Internet. We have pioneered the implementation of enterprise software that enables, among other things:

(i)	electronic application to the PRC Inspections Administration for an Origin Certificate;

(ii)	electronic application to the PRC Inspections Administration for goods inspection;

(iii)	electronic transfer of various import/ export documents between the local inspection agency branch office where an international trade enterprise is located and the branch office at the discharging port or station through which the relevant goods are being imported into or exported from the PRC; and

(iv)	electronic transfer of documents from the PRC Inspections Administration to PRC Customs.

Our enterprise software consists of standardized, easy-to-install applications that simplify the declaration process for international trade enterprises. Our enterprise software automates and facilitates the processing of the required import/ export declarations in a cost-efficient, user-friendly and legally-compliant manner over the Internet, utilizing an electronic infrastructure we helped build that links together numerous branch offices of the PRC Inspections Administration.

Through our software development services, we assist in the development and maintenance of (i) the software systems used to process electronic filings by the PRC Inspections Administration and iTowNet and (ii) the data exchange platforms which serve as the interface between such systems and our enterprise software users. The infrastructure used by the PRC Inspections Administration in the declaration process was developed as a result of the collaborative efforts of our company and the PRC Inspections Administration. We and the PRC Inspections Administration used shared knowledge in connection with the implementation at the PRC Inspections Administration of a PRC electronic government, or e-government, initiative widely known as the “Three Digitizations Project.” The “Three Digitizations Project” became particularly active following China’s WTO accession, and seeks to enhance the transparency of the administration and improve the internal organization and workflow management of PRC government agencies. The PRC Inspections Administration infrastructure we helped implement includes internal electronic processing systems and data exchange platforms, operated by iTowNet, that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. We believe e-government initiatives relating to import/export processes will continue to be an important factor in PRC international trade as China becomes more fully integrated into the WTO.

We believe the market for our enterprise software is large and relatively under-penetrated. The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, there were approximately 470,000 foreign-invested companies registered to do business in China as of February 29, 2004, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in importing and exporting. Of these companies, as of September 30, 2004, only approximately 95,000 engaged in electronic import/ export declaration processing. According to iTowNet’s internal records, approximately 83,000, or approximately 87.4%, of such users use our enterprise software to complete the declaration process with the PRC Inspections Administration.

In 2003 and for the first nine months of 2004, we derived 85.6% and 96.6%, respectively, of our total net revenues from sales of enterprise software and related customer maintenance services and 14.3% and 3.4%, respectively, from software development services. Specifically, our enterprise software and related customer maintenance services generated net revenues of RMB39.1 million, RMB93.4 million, RMB113.8 million (US$13.7 million) and RMB134.5 million (US$16.2 million) in 2001, 2002, 2003 and for the first nine months of 2004, respectively. According to iTowNet’s registration records, there were approximately 11,860, 24,560, 51,860 and 83,000 licensees of our enterprise software registered on their data exchange platforms as of December 31, 2001, 2002 and 2003 and September 30, 2004, respectively.

We intend to increase our revenues by leveraging and strengthening our market reputation, enhancing value for our clients through broader product offerings and improved customer maintenance services, expanding our client base through increased marketing, maintaining our leadership in technical and industry knowledge and pursuing selective strategic acquisitions and investments.

Industry background

We believe the fundamental factors shaping our industry include the following:

          Increasing role of China as an outsourced manufacturing hub

China is currently one of the world’s largest manufacturing centers. According to Global Insight, China’s exports grew to US$438.5 billion in 2003, making it the world’s fourth largest exporter, ranking behind only the United States, Germany and Japan. According to the same source, China’s export volume is expected to grow at a compound annual growth rate of approximately 18.5% from 2001 to 2008. An increasing proportion of the goods manufactured in China is being made for export to other countries, as businesses in such countries move their production capacity to China or source goods in China rather than producing such goods in their home countries. We expect that as a result the volume of goods being exported from China and, consequently, the volume of export transactions to be processed by international trade enterprises with PRC government agencies, will increase significantly in the near term.

          Increasing attractiveness of China’s domestic market

According to Global Insight, China is currently the most populous country in the world, with approximately 1.3 billion people. The Economist Intelligence Unit estimates that China’s per capita personal disposable income increased from US$450 in 2000 to US$606 in 2003 and is expected to grow to US$937 in 2008, representing a compound annual growth rate of approximately 9.6% from 2000 to 2008. China’s size and the rapidly increasing purchasing power of its population is resulting in a significant rise in demand for goods of all kinds and, in particular, a significant market for imported goods. As a consequence, we expect the volume of imports to increase significantly in the coming years.

          The growing import/ export market in China

According to Global Insight, the total value of import/export transactions in China reached US$851.6 billion in 2003, up from US$510.2 billion in 2001 and US$620.9 billion in 2002. As a result of the PRC’s accession into the WTO in 2001, we expect that tariffs imposed by the PRC on all imported goods will be reduced and import quotas as well as some permit requirements will be gradually eliminated. Due to the combination of a rapidly growing economy and the PRC’s accession into the WTO, the value of import/export transactions in China is expected to reach approximately US$1.7 trillion by 2008, representing a compound annual growth rate of approximately 19.0% from 2001 to 2008, according to Global Insight.

          A large number of international trade enterprises

We believe the market for our enterprise software is large and relatively under-penetrated. The market for our enterprise software relating to the declaration process consists of international trade enterprises in China. According to the PRC Ministry of Commerce, there were approximately 470,000 foreign-invested companies registered to do business in China as of February 29, 2004, many of which engage in importing goods into and exporting goods from China, as well as millions of PRC-based companies which do not have foreign investment but which do engage in such activities. We expect this large number of international trade enterprises to support the future demand for our enterprise software.

          Increasing demand for trade-related data

Due to various factors, including the increasing trade volumes to and from China, China’s accession to the WTO, and recent outbreaks of disease and terrorist attacks around the world, we believe there is a growing demand among various PRC government agencies for improved collection, storage, processing and analysis of large volumes of trade-related data. Such data could be used to increase efficiency in the monitoring and administration of international trade in China, to prevent disease outbreaks, for example through closer scrutiny of the places of origin of commodities, plants and animals imported into China, and to avert terrorist attacks by blocking potentially hazardous materials from entering China.

          Inefficiencies in traditional import/export processing methods

The PRC government’s regulation of import/export activities requires millions of transactions and exchanges of large volumes of data. These transactions and exchanges include inspections of import/export goods and applications for Origin Certificates. In order to collect trade-related data, the PRC Inspections Administration has traditionally used paper-based filing methods that we believe are slow, inconvenient, error-prone, labor-intensive and difficult to track, require extensive administrative work and use large amounts of staff resources. We believe the significant increase in the level of import/export activity in China, coupled with frequent changes in the laws, statutes and policies regulating the PRC import/export industry, and the increased focus on import/export processing after the outbreak of SARS and other diseases, has exacerbated these problems.

We believe these delays and errors are significant issues to our users, some of whom import and export perishable goods, such as animals, plants and food products. Any prolonged delay in the declaration process could materially affect our users’ business, as their goods may become undesirable in the market. We believe the limitations in the traditional approaches to the declaration process, among other things, have resulted in our users’ demand for new services to reduce inconvenience and streamline the declaration process.

We believe that our: (i) deep understanding of international trade in China and the related PRC government processes; (ii) experience in creating software to reduce inefficiencies in such processes; and (iii) market reputation for producing and distributing high quality enterprise software, make us well-positioned to increase our revenues and profitability as our industry continues to develop.

Advantages of our enterprise software products

Our enterprise software facilitates declaration processing in a cost-efficient and user-friendly manner over the Internet, utilizing data exchange platforms that we helped build. The key advantages of our products are:

          Ease of deployment

Our enterprise software consists of standardized programs that can be easily installed onto most computers from a CD-ROM and fully operational in less than 30 minutes. Our enterprise software is broadly applicable to all international trade enterprises seeking to complete the declaration process electronically and does not require customization. We helped build the PRC Inspections Administration’s internal electronic processing systems and the data exchange platforms within the PRC Inspections Administration offices. We have leveraged our experience and expertise with these data exchange platforms, which interface between international trade enterprises and the PRC Inspections Administration’s own internal electronic processing systems, to design enterprise software with optimal compatibility with the PRC Inspections Administration’s systems and internal requirements. We intend to continue to help maintain and upgrade the data exchange platforms. Given our knowledge of such data exchange platforms and our role in continuing to maintain and upgrade such systems, we believe we are in a unique position to provide enterprise software that is easy to deploy, fully integrated and optimally compatible with the PRC Inspections Administration’s systems and internal requirements.

          Fast, efficient and accurate transfers

Our enterprise software eliminates the need for the manual preparation and submission of paperwork in the declaration process and can reduce the time required to complete the declaration process from approximately two or more days to as quick as one hour. Our enterprise software enables nearly immediate submission of electronic filings and notice of most submission errors, allowing for fast and accurate submissions. In addition, demands on staff time are reduced and the risk of delayed responses from the PRC Inspections Administration due to delivery failures is minimized because transmissions to and feedback from the PRC Inspections Administration are delivered electronically. Furthermore, since data is submitted in electronic format, there is reduced risk of error and delay related to the PRC Inspections Administration’s inability to read or accurately copy required data. The electronic forms contained in our enterprise software are regularly updated, ensuring that all required information is submitted to the PRC Inspections Administration.

          Reduction of costs associated with declaration filings

We believe our enterprise software significantly reduces the costs associated with PRC Inspections Administration filings and that the increased efficiency and accuracy derived from using our enterprise software results in reduced need for staff to complete the declaration process. In addition, there is a reduction in travel expenses traditionally associated with making declarations in person at the PRC Inspections Administration. Furthermore, faster processing can result in reduced transportation time for goods, which is particularly important for perishable goods and reduces an importer’s or exporter’s working capital allocated to inventory.

          Convenience of filing anytime and from anywhere over the Internet

Traditionally, an international trade enterprise would send a representative to a PRC Inspections Administration branch office in China during business hours to make a declaration filing. The PRC Inspections Administration branch office would then process and forward the documentation to the PRC Inspections Administration branch office at the port or station through which the relevant goods were being imported into or exported from China. Our enterprise software allows international trade enterprises to make declaration filings with the PRC Inspections Administration electronically over the Internet. Declarations can be made at any time, whether the PRC Inspections Administration’s branch offices are open for business or not, and from anywhere in the world through a computer on which our enterprise software is installed and which is connected to the Internet. In addition, our enterprise software and the electronic systems we helped build allow the PRC Inspections Administration branch office processing the electronic filing to electronically transmit various import/export documents to the PRC Inspections Administration branch office at the relevant import or export port or station. This system increases the efficiency and accuracy of communications between the PRC Inspections Administration’s branch offices and saves time and expense for the PRC Inspections Administration.

          User-friendly software

Our user-friendly enterprise software simplifies the declaration process. Our users benefit from an interface that requires very little training and is updated regularly to reflect revisions to the regulations related to the declaration process. Our enterprise software has auto-correction functions that automatically detect errors and suggest corrections. We offer additional software functions that allow our users to expand their software as their business requires. When a user purchases and installs a new software function, new tabs and folders appear in the existing user interface, allowing the addition of the new software function while maintaining a familiar and easy-to-use environment.

Competitive advantages

We believe we have achieved the leading position in our industry, in part, by establishing the competitive strengths described below:

First to market, setting the industry standard

We assisted in designing and building the electronic infrastructure used by the PRC Inspections Administration to accept and process electronic declarations. We believe our enterprise software for PRC Inspections Administration filings is perceived by our customers and others to be the industry standard in our market because:

•	we helped build the PRC Inspections Administration’s system for accepting and processing electronic declarations,

•	our enterprise software is highly reliable,

•	we believe our enterprise software was the first made available for electronic declaration processing with the PRC Inspections Administration,

•	we believe our enterprise software was the first product endorsed by the PRC Inspections Administration for use in such declarations, and

•	our enterprise software is being used by approximately 87.4% of all filers making electronic PRC Inspections Administration declarations.

Based on the foregoing, we believe we are the leading provider of enterprise software to international trade enterprises using the electronic declaration process in China.

Proven ability to establish and maintain collaborative relationships with the PRC Inspections Administration

We believe we were the first company to work with the PRC Inspections Administration to develop enterprise software related to the declaration process. As a result of our long-standing relationship with the PRC Inspections Administration, we have developed a detailed understanding of the PRC Inspections Administration’s and international trade enterprises’ declaration processing and other trade-related requirements. Mr. Wang and Ms. Dong also beneficially own a 49.0% equity interest in iTowNet, which is 51.0% owned by the PRC Inspections Administration and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. We continue to work closely with the PRC Inspections Administration to refine our enterprise software to reflect changes in the PRC Inspections Administration’s information systems, procedures, rules and regulations and to create new software functions to address additional aspects of the declaration process. We also believe that our solid track record with the PRC Inspections Administration will assist us in establishing collaborative relationships with other PRC government agencies, such as PRC Customs.

Scalable, modular and secure software

The data exchange platform that we built for iTowNet is designed to effectively and efficiently handle a large number of concurrent transactions for a large number of users. We believe such scalability enables the PRC Inspections Administration to adapt to the growing and changing PRC market at minimal cost. Our enterprise software is designed to be modular, which allows our users to easily add functions by installing additional software over the Internet with minimal cost to us. Furthermore, all users must be authenticated as having a licensed copy of our enterprise software and as having a properly registered account with the PRC Inspections Administration in order to conduct electronic transactions over the PRC Inspections Administration’s data exchange platforms, thus making it difficult to use pirated copies of our enterprise software.

Strong market reputation

We believe we have earned a strong market reputation among international trade enterprises in China for fast, user-friendly, efficient, cost-effective and convenient declaration processing over the Internet, as well as for our customer maintenance service. We believe that the endorsement of iDeclare.CIQ by the PRC Inspections Administration and our significant market share have established us as the market leader in our industry. iDeclare.CIQ has been recognized by various PRC agencies and authorities for its quality.

Extensive distribution and support network

Our existing 19 technical support centers are located in major coastal cities in Eastern and Southern China. Through them, we provide coverage, sales and marketing and customer maintenance services to most of the major import/export cities in China. By the end of 2005, we intend to establish an additional 10 technical support centers which, together with our existing support centers, our two authorized distributors and one franchisee, will eventually reach all of the major import/export cities in China.

Experienced management team with strong product development capabilities

Our management team has significant experience in the enterprise software business. They have extensive knowledge of international trade enterprises, the inner-workings of the PRC Inspections Administration and the rapidly changing PRC trade-related regulations. In addition, our management has been recognized for its expertise in the information technology industry in China. For example, in March 2002, our Chief Executive Officer, Mr. Shuang Wang, was awarded the Traverse Cup Prize by Software World Magazine jointly with a number of industry magazines in China for his significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine and China Central TV for his significant contributions to the PRC software industry. We believe our management team’s (i) close relationship with the PRC Inspections Administration, (ii) deep and broad experience with PRC import/export processes, (iii) knowledge of PRC import/export policies and business requirements and (iv) strong product development capabilities provide us with the ability to develop high-quality software to serve the needs of our markets.

Business strategy

Our goal is to create long-term shareholder value and to become the leading software company that enables enterprises and government agencies to streamline their import/export processes in China. We believe China’s rapidly growing import/export activities, continuous import/export policy changes and evolving import/export filing requirements, coupled with the PRC government’s initiative to streamline and use the Internet to carry out various government operations, provide us with significant growth opportunities. We intend to use our cash flow from operations and our net proceeds from this offering to pursue the following strategies:

Leverage and strengthen our market reputation by creating new products

We believe that we have a strong market reputation for enabling international trade enterprises to complete electronic declarations over the Internet efficiently and cost effectively. We intend to expand this brand recognition for PRC Inspections Administration-related products to other PRC trade-related government agencies and trade-related third parties such as banks, insurers and logistics providers. For example, we are in the process of introducing the trial version of a new product series called iProcess.CIQ, which enables international trade enterprises and their suppliers to submit product quality-related data to the PRC Inspections Administration throughout the production process over the Internet. Such information allows the PRC Inspections Administration to accelerate the approval process and provide better monitoring support. We believe that building a strong brand is an essential element of our sales and marketing strategy because brand recognition allows us to grow our revenues rapidly without incurring significant marketing costs.

Enhance value for existing clients through broader product offerings and improved customer maintenance services

We intend to develop new functions for our existing products to enhance the interaction between our users and the PRC Inspections Administration, other PRC trade-related government agencies and related third parties. For example, we are in the process of developing additional functions to further expand our existing iDeclare.CIQ products, such as applications for permits to import used equipment, paint, food and cosmetic products. In addition, we currently support our existing users through 19 technical support centers, two distributors and one franchisee located in the major coastal cities in Eastern and Southern China. We plan to expand our customer maintenance service capabilities by establishing 10 additional technical support centers by the end of 2005.

Expand our client base through increased marketing and broader product offerings

We intend to grow our client base by expanding the use of our distributors and franchisee for marketing throughout China. In addition, we plan to upgrade all of our existing technical support centers to full-service customer relations management centers. The 10 additional technical support centers we intend to establish by the end of 2005 will also function as customer relations management centers, enabling us to reach potential new clients who we previously could not reach with our existing customer maintenance service staff. In addition, we intend to develop new products which will appeal to international trade enterprises that do not currently use our enterprise software. For example, we are developing a series of products for the electronic submission of numerous declarations to PRC Customs.

Maintain leadership in technical and industry knowledge

We intend to continue to invest in our research and development efforts to enhance our existing enterprise software and develop new products that will increase the efficiency and cost-effectiveness of the declaration process and related processes. In addition, we expect to continue to accumulate import/export-related industry knowledge and technical expertise in order to provide software for potential import/export-related processes. Both software technology and the import/export regulatory environment in China are continuously changing and we believe that continuous accumulation of both technical and industry knowledge is crucial in providing the best software for our customers.

Pursue selective strategic acquisitions, investments, joint ventures or collaborative arrangements

We expect that our enterprise software user base will grow with the expected expansion of the PRC export manufacturing sector and the increase in domestic demand for imported goods. In response to this growth in our base of potential users, we intend to pursue strategic acquisitions, investments, joint ventures or other collaborative arrangements that complement our existing enterprise software. Although we currently do not have any definitive plans, we are reviewing selective investments in order to increase the scale of our business and strengthen our position as a leading provider of enterprise software for international trade enterprises.

Products and services

In 2003, we derived 85.6% of our total net revenues from sales of enterprise software and related customer maintenance services and 14.3% of our total net revenues from provision of software development services.

The products and services we currently offer include the following:

Enterprise software

We have four enterprise software products currently available commercially or in trial version: (i) iDeclare.CIQ, (ii) User Message Agent, or UMA, (iii) iMonitor.CGA and (iv) iValue.

iDeclare.CIQ series

Commercially introduced in August 2000, the iDeclare.CIQ series of products enables international trade enterprises to complete the declaration process electronically over the Internet. We initially offered the iDeclare.CIQ basic package, which included two separate software functions, for a one-time license fee of RMB6,800, including one year of customer maintenance services. In September 2001, we started to offer the current iDeclare.CIQ basic package, which includes six separate software functions, for a one-time license fee of RMB4,500, including one year of customer maintenance services. We charge RMB1,500 for each additional year of customer maintenance services. In 2001, 2002, 2003 and for the first nine months of 2004, we generated RMB39.1 million, RMB93.4 million, RMB113.2 million (US$13.7 million) and RMB125.3 million (US$15.1 million), respectively, of net revenues from sales of the iDeclare.CIQ basic package, which represented substantially all of our net revenues from sales of enterprise software in each of those periods.

A limited number of our iDeclare.CIQ users, substantially all of whom are located in Dongguan, China, do not pay a one-time license fee or annual customer maintenance service fees. Instead, such users pay a fee of RMB20 per declaration filing made using iDeclare.CIQ. Net revenues from sales of enterprise software included RMB5.9 million, RMB13.3 million, RMB23.1 million (US$2.8 million) and RMB18.1 million (US$2.2 million) of such per-use fees, or 15.1%, 14.3%, 18.0% and 13.5% of our net revenues for sales of enterprise software in 2001, 2002, 2003 and for the first nine months of 2004, respectively.

We offer trial versions of our new software functions to existing users until we commercially launch such software functions. Once commercially launched, these new software functions are not offered as part of the iDeclare.CIQ basic package and a user must pay additional fees in order to use the new software functions.

Our iDeclare.CIQ users include a variety of international trade enterprises operating in a wide range of businesses. They include the PRC branch offices of multinational trading companies that might purchase multiple copies of iDeclare.CIQ, as well as smaller PRC companies focused on niche businesses that might buy only one copy of iDeclare.CIQ. We rely in part on our distributors and our franchisee to sell our iDeclare.CIQ basic package.

iDeclare.CIQ allows users to submit encrypted applications to the PRC Inspections Administration for examination, comment and approval over the Internet. In addition, iDeclare.CIQ is capable of generating electronic documents with information inter-linking ability to efficiently replicate documents required for international trade transactions. Such documents include invoices for export, packaging forms, bills, customs clearing forms and approval forms for special goods. Additional software functions are designed for easy installation and incorporation into the iDeclare.CIQ basic package. When a customer purchases and installs a new module, new tabs and folders appear in the existing user interface, allowing customers to add new software functions while maintaining a familiar and easy-to-use environment.

Currently, iDeclare.CIQ has three main applications: (i) Origin Certificate processing, (ii) declaration processing and (iii) registration and permit processing.

•	The Origin Certificate processing application allows users to apply for and obtain over the Internet an Origin Certificate, which is a required document showing the place of origin of goods imported or exported. iDeclare.CIQ’s Origin Certificate processing application has five software functions that allow an international trade enterprise to obtain Origin Certificates. The different software functions relate to the import/export regulations of different countries and can help an enterprise determine if it qualifies for favorable tariffs between China and a second country. To date, all five software functions have been included in the iDeclare.CIQ basic package.

•	The declaration processing application allows users to declare their imported or exported goods for inspection by the PRC Inspections Administration, which typically involves a general inspection of the goods, the packaging material and the shipping container. To date, the declaration for inspection of goods has been included in the iDeclare.CIQ basic package. A package inspection function and container inspection function are new software functions available only in trial versions; we expect to charge our users a fee to use each of these software functions when they are launched commercially.

•	The registration and permit processing application allows users to register goods to be imported or exported and to apply for a permit for such import/export transaction. This application is currently used when animals, plants or related products are imported or exported. The registration and permit processing application is a new function and is only available in a trial version; we expect to charge our users a fee to use this function when it is launched commercially. See “— Research and development.”

iDeclare.CIQ transmits all user submissions to the PRC Inspections Administration electronically in an encrypted format over the data exchange platforms operated by iTowNet. iTowNet receives a fee for each submission made over its platforms. Once received by the PRC

Inspections Administration, such transmissions are examined and electronically approved or returned to the user for revision.

The table below sets forth the benefits of electronic filings, as compared to paper filings:

Traditional paper-based filing method	iDeclare.CIQ electronic filing method

declaration form filled manually	electronic input minimizes mistakes arising from illegible handwriting

declaration form physically submitted to the PRC Inspections Administration	submission of electronic declaration form reduces cost and time

long waiting time in the process of declaration	no physical queue-up for submission required

incomplete information or mistakes in declaration form cause delay, stress and additional costs	built-in error detection function helps prevent omissions and mistakes

UMA series

Commercially launched in October 2003, the UMA series of enterprise software facilitates effective and secure data transfers:

•	within iTowNet’s data exchange platforms;

•	among PRC Inspections Administration’s internal processing systems; and

•	between PRC government agencies.

We entered into a product sales and service contract with iTowNet in October 2003. Pursuant to such contract, we sold certain UMA software to iTowNet for a one-time license fee of RMB50,000. We also charge RMB15,000 per licensee for each year of customer maintenance services.

In 2003 and for the first nine months of 2004, we recognized RMB515,000 (US$62,000) and RMB9.1 million (US$1.1 million), respectively, in net revenues from sales of the UMA series of enterprise software.

iMonitor.CGA series

The iMonitor.CGA series of software and hardware products was commercially introduced in June 2004 and was designed to be installed at the customs clearing gates of PRC Customs branch offices to allow inspection of goods-in-bond. The purpose of an inspection of goods-in-bond is, among other things, to monitor and inspect shipping containers to prevent such shipping containers from passing PRC Customs without paying the required tariffs. After responding to two requests-for-proposals from PRC Customs in 2002 and installing and demonstrating the effectiveness of iMonitor.CGA to PRC Customs officials in 2003, we became one of two vendors to work with the national office of PRC Customs to implement monitoring and inspection enterprise software at the branch offices of PRC Customs and in commercial enterprises. Pursuant to the agreements entered into with the Equipment Supply Center of PRC Customs on December 4, 2002 and November 25, 2003, we agreed to provide six systems of iMonitor.CGA for an aggregate price of RMB600,000 and an additional seven systems of

iMonitor.CGA for an aggregate price of approximately RMB700,000 respectively. We also agreed to install iMonitor.CGA, on a trial basis, at five additional PRC Customs offices of which three have already been installed. We expect the price per system of iMonitor.CGA, including software and certain hardware, for example cameras and sensors, to range from RMB100,000 to RMB200,000, and we intend to charge an annual maintenance fee after the first year of installation. We are currently reviewing the appropriate maintenance fee for iMonitor.CGA. The price per system of iMonitor.CGA will be determined through negotiations with our potential customers for such product, which we expect to be mainly trade-related PRC government agencies. To date, we have not recognized any revenues from the sale of iMonitor.CGA.

iMonitor.CGA has two main applications: (i) data collection through container number recognition, and (ii) gate inspection.

•	The container number recognition application allows PRC Customs to manage the thousands of shipping containers that pass through China’s import/export ports daily by using cameras to observe, identify and process identification numbers painted on the exterior of shipping containers.

•	The gate inspection application provides PRC Customs an entire suite of applications, ranging from the container number recognition application described above to the tracking of vehicles and containers. The gate inspection application uses automatic sensors to electronically observe, transmit, process and manage data such as vehicle driver identification, vehicle license plate numbers, shipping container identification codes and shipping container size and weight, as well as the movement of vehicles and containers in the PRC Customs ports. The gate inspection application also verifies the collected information against the information stated in the relevant declaration documents.

iMonitor.CGA interfaces with PRC Customs’ multiple cameras and sensors installed at import/ export clearing gates to process the captured images and output the results in an organized and easy-to-manage manner. The main advantage of iMonitor.CGA is its automation of previously manual inspection procedures which significantly reduces the staff costs and time that it would take for information gathering, while increasing accuracy of the information gathered.

iValue series

A trial version of iValue was introduced in March 2004. The purpose of iValue is to provide services that are complementary to a user’s interaction with the PRC Inspections Administration and PRC Customs. Currently, iValue has only one principal application: electronic bill payment. This application allows users to electronically pay PRC Inspections Administration- or PRC Customs-related fees over the Internet via a platform that we operate. This trial product minimizes staff costs associated with in-person payments and delays associated with payments by post. Electronic payments are made as wire transfers directly from a payor’s bank account at a participating bank. Funds are released upon receipt of wire instructions by the participating bank through our iValue platform. As a result, we are not exposed to the credit risk of the payor. iValue also allows integration of payment records into other software and databases.

Since we only introduced iValue in a trial version, we have not marketed iValue to international trade enterprises and we have not yet determined the pricing model for, or recognized any revenues from, this product.

Software development services

We provide software development services to PRC government agencies, their related entities and their third party service providers in order to enhance electronic data exchange, processing and monitoring capabilities. Our software development services consist of the design, development and maintenance of, and upgrades to: (i) the internal software systems used by PRC government agencies and their related entities to process electronic filings made with our enterprise software, and (ii) the data exchange platforms which serve as the interface between such systems and users of our enterprise software.

In 2002, we provided software development services primarily to iTowNet. See “Related party transactions.” In 2003, we provided software development services primarily to Beijing Regard in connection with Beijing Regard’s contracts to provide software development services for iTowNet. Under this arrangement, Beijing Regard designs software for iTowNet and subcontracts the software coding work to us. We enter into all contracts with iTowNet and Beijing Regard on an arm’s length basis.

We began to recognize revenues from provision of software development services in 2002. We offer our software development services for fees based either on a time-and-materials basis or a fixed-fee basis. We often start work on software development projects based on verbal agreements and do not receive payment until the completion of a particular project. We believe such practice is consistent with the general practice in the government-related software development industry in China.

Research and development

General

We believe our future success depends on our ability to maintain and enhance our current technologies, products and services. Our research and development department works continuously to develop new software products as well as new software functions with additional import/ export related applications to complement our existing enterprise software, thereby enhancing value for our users. Our research and development department is divided into the following three sub-departments:

•	Business development department — our business development department is responsible for business strategies and research to identify users’ needs in order to formulate new product designs.

•	Systems development department — our systems development department is responsible for product development in accordance with the designs proposed by the business development department, as well as software testing and quality control.

•	Project management department — our project management department is responsible for the allocation of staff and resources, employee training, product analysis and the registration of new software products with the relevant PRC government authorities.

In the past, we have developed products and services both independently and through cooperation with a variety of database providers, enterprise resource planners, decision support statistical consultants, software integration providers and others. Although we intend to continue to work closely with companies such as Turbolinux China Co., Ltd., Ascential Software (Hong Kong) Ltd., Hyperion Solutions Corporation, Beijing Student Electronic and Core Solutions Limited in product development efforts, we expect the core technology and know-

how for future enhancements to our existing and new products will be developed internally and may be supplemented by technology licensed from third parties. See “Risk Factors — We may not be able to adequately protect our intellectual property rights and others may claim that we have infringed on their intellectual property rights, which could cause us to be less competitive, may expose us to litigation and may negatively impact our business, results of operations and financial condition.” We have not granted any ownership interest in any of our products to any party that has worked with us in our product development efforts. In the past, we shared ownership in a foreign trade business system software with Jingjiang A-Bin Software Workshop, or A-Bin, and a declaration software system that is not a part of iDeclare.CIQ, with Beijing Regard. We are not selling either software and, to our knowledge, neither A-Bin nor Beijing Regard is currently selling such software.

As of September 30, 2004, we had 157 employees dedicated to research and development, 20 of whom have master’s degrees and three of whom have Ph.D. degrees. Most of our research and development efforts are located in our principal executive offices in Beijing.

Our expenses for research and development activities totalled RMB6.3 million in 2001, RMB4.1 million in 2002, RMB2.7 million (US$325,000) in 2003 and RMB3.2 million (US$390,000) for the first nine months of 2004.

We believe that timely development of new and enhanced products and services is necessary for us to remain competitive in the marketplace. Accordingly, we intend to continue recruiting and hiring research and development personnel and to make other investments in research and development. We are in the process of establishing two additional research and development centers, one in the eastern region of China and one in the southern region of China, and we expect those research and development centers to be fully functional by mid-2005.

Technology

Our enterprise software operates on a sophisticated data processing platform called iCSP. iCSP is our proprietary Internet-based services management platform with centralized data exchange capabilities that we have been developing since 1999. Our iCSP platform allows our enterprise software to incorporate the utility and power of the Internet. Our iCSP platform has two components. One component supports Microsoft Windows clients and is a part of our enterprise software. The other component supports a variety of Microsoft, UNIX and Linux servers and is a part of the software that we assisted in developing for iTowNet. We used development tools such as Microsoft.Net and Sun Java2EE to develop our iCSP platform.

The iCSP platform is a modular, scalable and secure client/ server architecture, which suits the rapidly changing demands of enterprise users. The following diagram illustrates the basic software architecture of the iCSP platform, which allows for (i) dynamic application management for enterprise users, (ii) seamless data exchange among multiple enterprises and government agencies and (iii) automatic data synchronization.

At the core platform level, the service management system provides various basic system functions, such as downloading of applications, authentication of user licenses and performance of routine system maintenance. The architecture separates data exchange (oDex), data synchronization (oCox) and application logic (oAfx) into different units to maintain flexibility and scalability.

oDex is the data exchange system which supports common data exchange protocols such as EDI, x.12, EBXML and RossetaNet. oDex converts document formats and processes documents based on pre-determined programming rules.

oCox is the data synchronization system which replicates data across different users, systems and institutions.

oAfx is the application library system which contains the various enterprise software functions.

The iCSP platform also has a comprehensive security system which performs security auditing and management to maintain data security and integrity.

Products under development

We usually have numerous new software products and features in development. The process of researching and developing software products and features typically involves steps to: (i) work with the relevant PRC government agency to identify needs and parameters; (ii) begin research and development; (iii) test product or function feasibility; (iv) establish product launch plan and timetable with the PRC government agency; and (v) launch the product or function. The following are examples of new enterprise software and enhancements to our existing products which are currently under development:

iProcess.CIQ

We are in the process of introducing the trial version of a new product series called iProcess.CIQ, which enables international trade enterprises and their suppliers to submit product quality-related data to the PRC Inspections Administration throughout the production process. iProcess enables manufacturers to submit production-related data over the Internet to the PRC Inspections Administration regarding the nature and quality of the components and materials being used by the manufacturers in creating their products. Such information can be submitted prior to the manufacturers’ exporting their products from the PRC. The PRC Inspections Administration may, but is not required to, use such information to assess the products and determine whether an inspection is necessary prior to such products being exported from the PRC. A determination by the PRC Inspections Administration that an inspection is not required will expedite the declaration process for such products.

Users of our iDeclare.CIQ product series that have paid their annual maintenance fees may share data between the iDeclare.CIQ and iProcess.CIQ product series. This will not only reduce data input requirements for iDeclare.CIQ users, but may also encourage existing iDeclare.CIQ product series users to pay their annual maintenance fees. We expect that introduction of the iProcess.CIQ product series will be the primary focus of our sales and marketing and product development teams in the near term.

Additional iValue modules

We are currently developing additional functions to complement iValue to process status enquiries for a user’s PRC Inspections Administration filings and to allow for enrollment in online courses, such as customs declarer examinations. We expect our research and development of enrollment in online courses functions and our additional process status enquiries functions to be completed by mid-2005.

iDeclare.CGA

Similar to the PRC Inspections Administration, PRC Customs has a standardized set of forms used by international trade enterprises and we plan to work with PRC Customs to develop enterprise software that will facilitate electronic filings of such forms. We intend for this enterprise software to enable electronic filings of customs, manifest, bill of lading, export goods receipt and other declarations. In addition, we also plan to work with PRC local tax authorities to develop a product to facilitate electronic filings of tax and ATA Carnet declarations, which are international customs documents that permit duty-free and tax-free temporary import of goods for up to one year. Research and development work on the iDeclare.CGA product commenced in the second quarter of 2004; we cannot predict if or when such efforts will be completed.

Production and hardware design

The principal steps involved in production of our enterprise software are duplicating CDs, printing boxes and related materials such as user manuals, and assembling and shipping our final products. We have a production arrangement with Zhongxinlian under which Zhongxinlian provides substantially all necessary outsourced production services related to our enterprise software. We produce enterprise software packages on an as-necessary basis and keep only a small inventory in our headquarters in Beijing. We have designed the configuration of some data-gathering hardware, for example cameras, for use with iMonitor.CGA although customers may also use their own hardware. The hardware we design is produced by third party vendors.

Quality

We are committed to delivering enterprise software and services of consistently superior quality to our customers. We believe our commitment to quality and our total quality management system are key elements to our operation as a leading provider of enterprise software to international trade enterprises and trade-related PRC government agencies.

On August 3, 2004, we were awarded the ISO 9001:2000 Quality Management System Recognition Certificate. ISO 9001:2000 is a worldwide quality management system certification program regarding management system standards administered by the International Organization for Standardization. Our enterprise software has also been endorsed by the PRC Inspections Administration for electronic customs declaration.

Sales and marketing

We have implemented our sales and marketing initiative in three phases. In the first phase, we relied mainly on direct sales of new software products to international trade enterprises. In the second phase, we used authorized distributors to reach additional international trade enterprises. We are currently implementing the third phase of our sales and marketing initiative by helping third parties establish franchises to sell our software products. In addition, we are currently refocusing our direct sales on our new iProcess.CIQ product series. Our intention is to continue to use a focused strategy designed to further enhance our brand name and acquire new customers by recruiting franchisees who will use the “Ninetowns” brand name in the sales and marketing of our enterprise software.

Direct sales and marketing

As of September 30, 2004, we had a sales and marketing force consisting of approximately 325 people, divided into two principal sales regions: the northern and southern regions of China. Each principal sales region is managed by a general manager. Our sales and marketing representatives also perform customer maintenance services.

The market operations center at our principal executive offices in Beijing is responsible for national marketing policies, strategies and budgets. The market operations center is divided into two departments: the corporate communication department and the market operations department.

The corporate communication department is responsible for brand promotion, package design and marketing functions. The market operations department is responsible for the collection of marketing intelligence. In addition to the corporate communication department and the market operations department, we also have salespersons in our 19 technical support centers. We are in the process of upgrading such technical support centers to provide sales and marketing functions in addition to technical support. The salespersons in such centers are responsible for regional marketing strategies, including (i) organizing promotional conferences in which existing and potential clients are introduced to our products, and (ii) participating in national and regional trade shows. On the local level, our salespersons promote our enterprise software products mainly by holding seminars for international trade enterprises, making telephone calls to potential customers and sending promotional materials by mail.

Our annual sales targets are set by our general managers of sales and marketing according to regional sales plans and are reviewed quarterly. We have an incentive-based sales scheme whereby salespersons are rewarded based on achievement of sales targets.

Sales by authorized distributors

We contract with distributors to undertake marketing, distribution and service activities in certain provinces in China where we do not have any offices or where our customer maintenance service capabilities are insufficient to serve and support our international trade enterprise clients. As of September 30, 2004, we had distribution agreements with two authorized distributors: Panyu and Tomorrow Technology, which replaced our former distributor Xianghua. We believe there has been no material or adverse impact on our sales or results of operations as a result of replacing Xianghua with Tomorrow Technology.

Our distribution agreements were entered into in August and September of 2003 and supplemented in April 2004. These agreements have two-year terms and contain minimum sales commitments. Our authorized distributors met their respective minimum sales commitments in each of 2001, 2002, 2003 and for the first nine months of 2004. Our distributors also provide customer maintenance services to our enterprise software users.

For 2001, 2002, 2003 and for the first nine months of 2004, net revenues from sales of enterprise software we recognized from our authorized distributors amounted to approximately RMB4.0 million, RMB36.4 million, RMB48.8 million (US$5.9 million) and RMB56.2 million (US$6.8 million), respectively.

Sales by our franchisee

In addition to distributors, we also contract with our franchisee to undertake marketing, distribution and service activities using the “Ninetowns” brand name. As of September 30, 2004, Ninetowns Enke was our sole franchisee. Our franchise agreement was entered into in February 2004 and supplemented in April 2004. This agreement has a two-year term and contains minimum sales commitments. Our franchisee also provides customer maintenance services to our enterprise software users. We intend to focus on establishing new franchisee arrangements in the future.

For 2003 and for the first nine months of 2004, net revenues from the sale of enterprise software generated by our franchisee amounted to approximately RMB1.6 million (US$192,000) and RMB17.8 million (US$2.2 million), respectively.

Customers

Our customers for sales of enterprise software include our two distributors, Panyu and Tomorrow Technology, our franchisee, Ninetowns Enke, and international trade enterprises that we sell our software to directly. Our users are engaged in a wide variety of import and export activities in China. For 2001, 2002, 2003 and for the first nine months of 2004, our five largest enterprise software customers, which consisted primarily of our distributors and franchisee, accounted for approximately 10.1%, 38.9%, 42.9% and 63.7%, respectively, of our net revenues from sales of enterprise software, respectively.

Our customers for software development services include the PRC Inspections Administration, iTowNet and Beijing Regard. We did not recognize any net revenues from provision of software development services until 2002. For 2002, our largest customer for software development services was iTowNet. For 2003, our largest customer for software development services was Beijing Regard. iTowNet and Beijing Regard accounted for substantially all of our net revenues for provision of software development services in 2002 and 2003 and for the first nine months of 2004.

Customer maintenance services

We believe our ability to provide customer maintenance services is one of the key factors to building user loyalty. We offer one year of free customer maintenance services with our iDeclare.CIQ basic package, and charge a fee of RMB1,500 for customer maintenance services each year thereafter.

The customer maintenance services we provide in connection with our software products generally include:

•	help-desk support via telephone, facsimile or e-mail;

•	site visits to carry out maintenance procedures;

•	training for new updates of our enterprise software; and

•	automatic updates of software relating to changes in codes associated with goods, countries and regions and changes to import/ export regulations.

Our distributors and franchisee also provide customer maintenance services, including help-desk support via telephone or e-mail, site visits for maintenance procedures and software training.

We also provide customer maintenance services to purchasers of iMonitor.CGA. Such customer maintenance services generally include routine inspections of the system, system and software updates, on-site technical support and maintenance services, consultation services through a toll free phone-line, company website or direct hotline and training of our customer’s staff. We also provide various customer maintenance services to our software development services clients.

We currently have 19 technical support centers in China and intend to establish 10 additional sales, marketing and technical support centers by the end of 2005. Each of our technical support centers functions as a call center that responds to calls from customers located in the surrounding areas. As of December 31, 2001, 2002, 2003 and September 30, 2004, we had 238, 265, 283 and 325 customer service and technical support employees, respectively.

Competition

We believe there are only two enterprise software products, namely our iDeclare.CIQ and “Easy Inspection” offered by Ronji, that have been endorsed by the PRC Inspections Administration. We are not aware of any other products or services which compete with our enterprise software. Therefore, we believe we only have one competitor engaged in providing enterprise software to international trade enterprises for transactions with the PRC Inspections Administration.

We compete with several software developers in bidding for software development projects. In particular, we compete against Beijing Regard, which is a related party of our company and one of our major customers in our software development business, and AXWay Shindao Software (Beijing) Co., Ltd. to provide software development services to iTowNet.

Many other companies may in the future provide software and development services of the type we offer. Companies that have expertise in marketing and providing technical services to government entities may begin to compete with us by further developing their services and increasing their focus on this aspect of their business. There are companies which provide e-government services and enterprise software similar to ours in many other countries. In addition, there are other companies in China which are focusing on providing such services to government agencies in China; in particular, regional providers attempting to implement systems for provincial branches of government agencies such as PRC Customs. Furthermore, there can be no assurance that software, hardware or other companies unrelated to us will not allocate resources to pursue opportunities relating to the needs of international trade enterprises making government filings in China.

We believe that the principal factors upon which we compete are:

•	reputation in the market;

•	understanding of the needs of PRC international trade-related government agencies, such as the PRC Inspections Administration, as well as endorsements from such agencies;

•	the quality of our products and services;

•	responsiveness to the needs of users;

•	installed base of international trade enterprise customers;

•	cost-effectiveness; and

•	distribution network.

We believe that we compete favorably with respect to the above-listed factors.

Intellectual property rights

We rely on a combination of nondisclosure, confidentiality and other contractual arrangements with the PRC Inspections Administration, certain of our directors, employees and customers, as well as PRC privacy and trade secret laws, to protect and limit the distribution of the proprietary software and processes we have developed in connection with our products and services.

As of September 30, 2004, we had registered nineteen software copyrights and three trademarks in China. Although we have no registered trademarks outside China, we are in the process of registering certain of our trademarks in the United States and Hong Kong.

If we fail to adequately protect our intellectual property rights or proprietary technology or if we become involved in litigation relating to our intellectual property rights or proprietary technology, our business could be harmed. Any actions we take may not be adequate to protect our rights and other companies may develop technologies that are similar or superior to our proprietary technology.

Although we believe that our products and services do not infringe on the intellectual property rights of others and that we have all rights needed to use the intellectual property employed in our business, it is possible that we could in the future become subject to claims alleging infringement of third party intellectual property rights. Any such claims could subject us to costly litigation and may require us to pay damages and develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of the alleged infringement.

We obtained the registration certificate for iDeclare.CIQ in September 2001, 14 months after sales of this product commenced in July 2000. We have been advised by our PRC counsel that PRC regulations require the registration of software prior to its public sale, but we are not aware of any warning or public censure related to our pre-registration sales being issued by any PRC government entity as of the date of this prospectus.

We are aware of an online gaming company in China whose Chinese name is substantially similar to ours and which may therefore infringe on our trademark. We are currently considering whether to take action with respect to this potential infringement.

Employees

As of September 30, 2004, we had 530 full-time employees. Of our employees, 12 were in management, 10 were in finance, 26 were in administration and human resources, 157 were in research and development and 325 were in sales and marketing.

Our employees located in China other than Hong Kong are covered by the retirement schemes defined by PRC local practice and regulations, which are essentially defined contribution schemes. Certain of our employees who are located in Hong Kong have joined the Mandatory Provident Fund Scheme which is also a defined contribution scheme. The amounts we paid to these defined contribution schemes were RMB217,000, RMB378,000, RMB436,000 (US$53,000) and RMB609,000 (US$74,000) for 2001, 2002, 2003 and for the first nine months of 2004, respectively. In addition, we are required by law to contribute approximately 9.0% in Beijing and 10.0% in Shanghai of the average salaries of all employees for mandatory medical benefits and approximately 1.5% in Beijing and 2.0% in Shanghai of the salaries of some employees for unemployment benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed amounted to RMB126,000, RMB158,000, RMB240,000 (US$29,000) and RMB316,000 (US$38,000) for 2001, 2002, 2003 and for the first nine months of 2004, respectively.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.

Facilities

Our principal executive offices occupy a total of approximately 1,350 square meters at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC. In addition, we occupy a representative office of approximately 190 square meters at Unit 2501, Worldwide House, 19 Des Voeux Road, Central, Hong Kong. As of September 30, 2004, we have also leased 19 offices in the following cities and municipalities to serve as technical support centers:

	Office space	Number of
Location	(in square meters)	employees

Anhui Province
Hefei	30.00	4
Beijing	70.00	5
Fujian Province
Fuzhou	300.00	10
Xiamen	161.00	7
Guangdong Province
Dongguan	1,356.12	78
Foshan	120.00	7
Huizhou	70.00	4
Shenzhen	214.64	29
Shunde	53.00	8
Zhongshan	54.00	10
Zhuhai	30.00	6
Hebei Province
Shijiazhuang	70.00	5
Jiangsu Province
Nanjing	693.00	41
Liaoning Province
Dalian	132.28	10
Shandong Province
Qingdao	334.71	21
Shanghai	294.28	28
Tianjin	195.00	10
Zhejiang Province
Hangzhou	461.00	28
Ningbo	89.97	14

Total	4,729.00	325

On May 17, 2004, Ninetowns Ports entered into sale and purchase agreements with Guangzhou Yue Fu Real Property Development Co., Ltd., or Guangzhou Yue Fu, pursuant to which Ninetowns Ports acquired from Guangzhou Yue Fu, subject to the receipt of the necessary title certificates, four residential units in the Sing Sun Building in Guangzhou for an aggregate purchase price of approximately RMB2.3 million (US$280,000). We intend to use these residential units as employee housing for our employees in Guangzhou.

Ninetowns Ports also acquired three floors and the naming right of a building under construction in Beijing. See “Related party transactions — Transaction with Mr. Ko Jin Heng.”

Insurance

The insurance industry in China is still at an early stage of development. We are not required to maintain business liability insurance, and, to our knowledge, other software companies in China do not maintain such insurance. As a result, we do not have business liability insurance coverage, but we do maintain vehicle liability insurance. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and the cost of insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might therefore result in substantial costs and diversion of our resources.

We do not maintain key-man life insurance for any member of senior management. We are in the process of obtaining directors and officers insurance for our directors and members of senior management.

Legal proceedings

We are not currently involved in any material litigation and we are not aware of any pending or threatened litigation or similar proceedings which could reasonably be expected, if such litigation or proceeding is decided adversely to us, to have a material adverse effect on our financial condition or results of operations.

Management

Directors and executive officers

The following table sets forth the name, age and position of our directors and executive officers:

Name	Age	Position

Tat Man Lee	67	Chairman of the Board
Shuang Wang	41	Director and Chief Executive Officer
Gerry Ka Cheung Wai	53	Director, Chief Legal Advisor and Company Secretary
Kin Fai Ng	60	Director and Senior Vice President
Kenneth Sze Ho Siu	60	Director and Financial Controller
Dachun Zhang	59	Director
Fushan Chen	66	Director
Stephen Jung Tsuei	47	Director
Xiaomin Sun	50	Director
Mark Ming Hsun Lee	33	Director
Xiaoguang Ren	41	President
Tommy Siu Lun Fork	42	Chief Financial Officer
Eric Chen Yu Ho	44	Chief Strategy Officer
Min Dong	42	Senior Vice President, Legal Affairs, Administration and Human Resources
Bolin Wu	38	General Manager, Research and Development and Chief Technology Officer
John Yan Wang	42	Senior Vice President, Business Development

Tat Man Lee has served as our Chairman of the Board since August 2002. Mr. Lee has been an executive director of Henderson Investment Limited since 1972 and a non-executive director of Henderson Land Development Company Limited since 1976. He has also been the chairman of the board of directors of Kin Yip Realty Development Limited since 1991. Mr. Lee also serves as an honorary board member of Nanjing University.

Shuang Wang founded our predecessor, Beijing Ninetowns Technology Group Limited, or Ninetowns Technology, in 1995 and is now a director and our Chief Executive Officer. From 1992 to 1994, Mr. Wang was the founder and Chief Executive Officer of Ninetowns Technology Co., Ltd., a company engaged in sales of computer hardware in China. From 1989 to 1992, Mr. Wang was the executive deputy general manager of Shenzhen Zhonglong Enterprise Corporation, a company engaged in import and export of agricultural products. In March 2002, Mr. Wang was awarded the Traverse Cup Prize by Software World Magazine and Microelectronic Industry Development and Research jointly with a number of industry magazines in China for Mr. Wang’s outstanding performance in and significant contributions to the information technology industry. In March 2003, Mr. Wang was also recognized as one of the “2002 top ten leaders of the PRC software industry in China” by Software World Magazine jointly with China Central TV for his significant contributions to the software industry. Mr. Wang is also the Chairman of the Board of Beijing New Take, Beijing Digital and Beijing Ninetowns Times; the vice-chairman and a non-executive director of iTowNet; and a director of Jitter Bug, Ixworth, New Take, Shielder and Ninetowns Ports. Mr. Wang holds a bachelor’s degree in science from Beijing Institute of Technology, a master’s degree in optics engineering from Beijing Institute of Technology and an engineering qualification certificate from the Ministry of Agriculture of the PRC.

Gerry Ka Cheung Wai has served as a director since October 2003 and as our Chief Legal Adviser and Company Secretary since 2000. Mr. Wai has been a director of Jitter Bug, Ixworth, New Take and Beijing New Take since 2000. From 2000 to 2001, Mr. Wai was the chairman of Pacific First Technologies Limited, a provider of on-line stock price information. Mr. Wai graduated from the College of Law in England. Mr. Wai is a practicing lawyer in Hong Kong and a member of the Law Society in the United Kingdom. Mr. Wai also holds an admission certificate issued by the Supreme Court of the Republic of Singapore and he is a member of The Singapore Academy of Law. Mr. Wai is Mr. Kenneth Sze Ho Siu’s brother-in-law.

Kin Fai Ng has served as a director since October 2003 and a senior vice president of our company since 2000. He has also been a director of New Take, Jitter Bug, Ixworth and Beijing New Take since 2000. From 1996 to 1999, Mr. Ng was an executive officer at Baolong Real Estate Development Co., Ltd., a company engaged in property development in China. Mr. Ng holds a bachelor’s degree in English from Xiamen University.

Kenneth Sze Ho Siu has served as a director since October 2003 and our Financial Controller since 2000. He has also been a director of Beijing Ninetowns Times since 2000. Prior to joining our company in June 2000, Mr. Siu was an independent consultant in the international trade industry from 1984 to 2000 and served as the chief executive officer of Igarashi Electric Works Limited, a company engaged in the manufacturing of direct current motors, from 1982 to 1984. Mr. Siu was a senior executive officer in the internal audit department of Hong Kong Telephone Company Limited from 1961 to 1981.

Dachun Zhang has served as a director since October 2003. From 2002 to 2003, Mr. Zhang served as an executive director of Yew Sang Hong Holdings Limited, an electrical engineering contractor. Mr. Zhang was the vice president of COSCO Group Limited, a shipping company, the executive deputy chairman and president of COSCO (Hong Kong) Group Limited, chairman of COSCO (Hong Kong) Shipping Company Limited from 1996 to 1999. Mr. Zhang served as an executive director and the president of China Merchants Group Limited, a conglomerate based in China that is engaged in the transportation and harbor operation businesses, from 1998 to 1999 and the chairman of the board of directors of China Merchants Holdings International Company Limited from 1998 to 2000. From 1999 to 2001, Mr. Zhang served as the chairman of the board of directors of China Chengxin Securities Rating Co., Ltd., a company engaged in the credit rating business in China. Mr. Zhang holds a bachelor’s degree in language and literature from Poznan University in Poland, a master’s degree in shipping from the University of Wales in the United Kingdom and the qualification certificate of a senior economist in shipping management conferred by the Ministry of Communications of the PRC.

Fushan Chen has served as a director since October 2003. Mr. Chen, who is presently retired, served as the general manager and the director of the Hong Kong Branch of the China Classification Society, a shipping industry trade organization, from 1995 to 2001. Mr. Chen also served as the deputy director of the Ship Inspection Bureau of the PRC and the vice-chairman of the China Classification Society and the China Classification Association, respectively, from 1989 to 1995. Mr. Chen holds a bachelor’s degree in ship casting from Nanjing Shipping Institute.

Stephen Jung Tsuei has served as a director since October 2003. Mr. Tsuei is presently a managing director of AIG Global Investment Corporation (Asia) Ltd., or AIGGIC, and has served in various positions in AIGGIC since March 1990. Mr. Tsuei has served as a director of President

Chain Stores Corp., Primax Electronics Ltd., Universal Scientific Industrial Co., Ltd., Enlight Corp., Far Eastern Air Transport Corp., Destiny Technology Corp., FAT Venture Capital Co., Ltd., Titan I Venture Capital Co., Ltd., Primax Display Corp., Titan II Venture Capital Co., Ltd., Advantech Semiconductor, Inc., Fat Capital Management Co., Ltd., Skyline Holding International Limited, Macau Aircraft Repair & Conversion Co., EZ Fly Investment, EZ Fly Holding, EZFLY.COM, Exchange Club and as an independent director of Autek Corporation and Pihsiang Machinery Manufacturing Co. Ltd. From July 1988 to March 1990, Mr. Tsuei was an associate with Lehman Brothers Inc. Mr. Tsuei holds a master’s degree in architecture from Harvard University and another master’s degree in business administration from the MIT Sloan School of Management.

Xiaomin Sun has served as a director since July 2004. Mr. Sun is currently the president of Sanjiu Enterprise Group, or Sanjiu, a pharmaceutical manufacturer, and has served in such position since May 2004. Recently, the China Banking Regulatory Commission issued to financial institutions in China a list of 15 companies and warned the financial institutions to be on alert when making loans to these companies. Sanjiu was included on this list. Mr. Sun was appointed as the president of Sanjiu in May 2004 by the State-Owned Asset Supervision and Administration Commission of the State Council of the PRC to help resolve the financial problems of Sanjiu, which had developed prior to Mr. Sun’s appointment. Mr. Sun also serves from time to time as an arbitrator in the China International Economic and Trade Arbitration Commission. From 1998 to May 2004, Mr. Sun served as chief legal counsel, executive director and vice president of China General Technology (Group) Holdings Ltd., an import and export enterprise based in China. From 1986 to 1998, Mr. Sun served as the General Manager of the Legal Department of China National Technical Import & Export Corporation, a foreign trade corporation based in China. Mr. Sun holds a bachelor’s degree and a master’s degree from the Department of Law of the University of Beijing.

Mark Ming Hsun Lee has served as a director since October 2004. Mr. Lee was the founder, chief executive officer and president of OSA Technologies, Inc., a company engaged in the software business, and has served in such positions since April 2000. Mr. Lee has also served as the senior vice president of Avocent Corp., a provider of computer keyboard, video and mouse switching and network connectivity solutions, since it acquired OSA Technologies, Inc. in April 2004. From the summer of 1991 to April 2000, Mr. Lee served in various positions, including enterprise platform marketing manager, senior information technology architect and engineer, design engineer and software quality assurance engineer for Intel Corporation. Mr. Lee holds a bachelor’s degree in electrical engineering and a master’s degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Lee also holds a master’s degree in business administration from Arizona State University.

Xiaoguang Ren has served as our President since January 2004. From 1995 to December 2003, Mr. Ren served in various positions with our company, including vice president and senior vice president for sales and marketing. Mr. Ren has also been a director of Ixworth and Jitter Bug since February 2000. From 1988 to 1995, Mr. Ren served as the general manager of Beijing University Fangyuen Life Science Co., Ltd. and Tsingtao Minyi High Technology Co., Ltd, both companies engaged in the software development business. Mr. Ren is also a director of iTowNet, New Take, Beijing New Take, Ninetowns Times and Ninetowns Ports, a director and general manager of Beijing Digital and the sole supervisor of Shanghai New Take. Mr. Ren holds a bachelor’s degree in mathematics from Heilongjiang University and a master’s degree in computer science from the Computing Technologies Research Institute of the Chinese Academy of Sciences.

Tommy Siu Lun Fork has served as our Chief Financial Officer since September 2002. Mr. Fork has also served as non-executive director of China Conservational Power Holdings Limited, an environmental protection and conservation company since 2003. Prior to joining our company, Mr. Fork was the Qualified Accountant and Company Secretary of Zheda Lande Scitech Limited, a provider of telecommunications services, from 2001 to 2002. From 1997 to 2001, Mr. Fork was a senior manager of assurance and advisory services of Deloitte Touche Tohmatsu. Mr. Fork holds a bachelor’s degree in Science from The University of Hong Kong and is a Certified Public Accountant in Hong Kong.

Eric Chen Yu Ho has served as our Chief Strategy Officer since March 2004. From July 2002 to March 2004, Mr. Ho served as a private equity investment director for AIGGIC. From September 1999 to July 2002, Mr. Ho was a founder and managing partner of SoftChina Venture Group and from October 1996 to September 1999, Mr. Ho served as the head of research for Capital Securities Corporation in Taiwan. SoftChina Venture Group is a venture capital investment company and Capital Securities Corporation is an investment bank. Prior to joining Capital Securities Corporation, Mr. Ho worked in various investment management positions with Fidelity Investments and Merrill Lynch & Co. in the United States. From December 2000 to March 2004, Mr. Ho served as a director and a member of the compensation committee of OSA Technologies, Inc. Mr. Ho currently serves as a director of Carry International Technology Co. Ltd., a software development company in Taiwan, and SJTU Sunway Software Industry Limited, a translation and software company in Hong Kong. Mr. Ho received a bachelor’s degree in accounting from National Taipei University and a master’s degree in business administration from the Wharton School of the University of Pennsylvania. Mr. Ho is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Min Dong formed our predecessor, Ninetowns Technology, in 1995 and is now our Senior Vice President of Legal Affairs, Administration and Human Resources. Prior to co-founding Ninetowns Technology in 1995, Ms. Dong served as a lecturer at Central Finance and Economic University in China. Ms. Dong has been a director of Jitter Bug and Ixworth since February 2000. Ms. Dong is also a director of New Take, Shielder, Beijing New Take, Beijing Digital, Ninetowns Ports and Tsingdao Fujian, and a director and the general manager of Ninetowns Times. Ms. Dong is the spouse of Mr. Wang. Ms. Dong holds a bachelor’s degree and a master’s degree in law from China Politics and Law University.

Bolin Wu has served as our General Manager, Research and Development and Chief Technology Officer since 1997. Prior to joining our company in 1997, Mr. Wu was in charge of the software engineering department of Tsingtao Minyi High Technology Co., Ltd., a company engaged in the software development business, from 1995 to 1997 and served as an assistant professor at Shandong Textile Polytechnic Institute and the Automation Faculty of Qingdao University from 1992 to 1995. Mr. Wu currently serves as the sole member of the supervisory board of iTowNet. Mr. Wu holds a bachelor’s degree in application electronics from Hangzhou University of Commerce and a master’s degree in automation and computer science from Shanghai Jiaotong University.

John Yan Wang has served as our Senior Vice President of Business Development since May 2004. Mr. Wang served as an independent consultant for investments to Zhongtian International, a company engaged in the software service business, from May 2003 to May 2004. From May 2002 to April 2003, Mr. Wang was the President of Dawncom Company Limited, an electronics wholesaler. He was the Chief Operating Officer of Beijing Pansky Group, a company engaged in computer system integration and service, from May 2000 to April 2002.

From August 1998 to May 2000, Mr. Wang served as the country manager of Novell China, a network software company. He also served as the channel sales and marketing director of Informix China Co., Ltd., a company engaged in the computer database business, from June 1994 to July 1998 and a sales manager of UNISYS China, a company engaged in the computer system business, from January 1990 to June 1994. From July 1986 to December 1989, Mr. Wang served as an engineer in the Ministry of Light Industry in China. Mr. Wang holds a bachelor’s degree in automation control from Shaanxi (Xian) Science and Technology University and a master’s degree in computer network from The Chinese Academy of Sciences.

The business address of each of our directors and executive officers is our principal executive office at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.

Board of directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our amended and restated memorandum and articles of association, as currently in effect, provide for a board of directors comprised of not less than two directors. Each of our directors holds office until a successor has been duly elected and appointed, unless the director was appointed by our board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election.

Under Cayman Islands law, our directors have a duty of loyalty and must act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder may in certain circumstances have the right to seek damages if a duty owed by our directors is breached.

Independent directors

As of the date of this prospectus, we have applied to have our ADSs listed for quotation on the Nasdaq National Market and we expect to be subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. The independence standards under the Nasdaq rules exclude, among other things, any person who is a current or former employee of a company, either for the current year or in the past three years, or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. Dachun Zhang, Fushan Chen, Xiaomin Sun and Mark Lee are our independent directors.

Board practices

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating committee.

Audit committee. Our audit committee currently consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and that Mr. Lee has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Our audit committee will be responsible for, among other things:

•	the integrity of our financial statements;

•	the qualifications, independence and performance of our independent auditors;

•	the performance, budget and staffing of our internal audit functions;

•	the review and approval of all related party transactions;

•	our compliance with legal and regulatory requirements;

•	the development and implementation of corporate governance principles, policies, codes of conduct and ethics relating to the operation of our board of directors and its committees as well as our company as a whole;

•	appointing, setting the compensation for, retaining, overseeing and terminating our independent auditors;

•	reviewing and approving the scope and staffing of the independent auditors’ annual audit plan;

•	establishing policies for the hiring of current and former employees of the independent auditors;

•	evaluating the performance of the officers responsible for internal audit functions and making recommendations regarding the responsibilities, retention and termination of such officers;

•	reviewing and approving the critical accounting policies and practices and related-party transactions and off-balance sheet transactions of the company;

•	reviewing our internal controls and disclosure controls and procedures in conjunction with our chief executive officer and chief financial officer;

•	appointing a compliance officer with respect to our corporate governance guidelines and codes of conduct and ethics;

•	meeting annually with management to discuss compliance with our corporate governance guidelines;

•	coordinating the training of directors; and

•	reporting regularly to the board of directors.

Compensation committee. Our current compensation committee consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee will be responsible for, among other things:

•	review and approval of the compensation of our executive officers;

•	recommendations with respect to our incentive compensation plans and equity-based plans;

•	approval of awards or material amendment of any employee benefit plan or share option plan;

•	oversight of regulatory compliance with respect to compensation matters; and

•	review and approval of any severance or similar termination payments in excess of US$100,000.

Nominating committee. Our current nominating committee consists of Dachun Zhang, Xiaomin Sun and Mark Lee. Our board of directors has determined that all of our nominating committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our nominating committee will be responsible for, among other things:

•	nomination of director candidates to serve on our board of directors and recommendation of appointees to the committees of the board of directors;

•	recommendations to our board of directors regarding the termination of the directorship of directors;

•	annual evaluation of our board of directors and each of its committees and members;

•	recommendations to our board of directors concerning the appropriate size and needs of our board of directors; and

•	annual review of the compensation of members of the board of directors.

Corporate governance

Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of ethics and code of business conduct and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure, procedures and committees of our board of directors. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Compensation

As of the date of this prospectus, we do not have any outstanding loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For 2003, the aggregate amount of compensation paid by us to all of our directors and executive officers was RMB2.6 million (US$314,000).

Our full-time employees in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our obligation in connection therewith, was RMB343,000, RMB536,000 and RMB676,000 (US$82,000) for 2001, 2002 and 2003, respectively.

We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors or executive officers.

2003 Plan

Our board of directors adopted the 2003 Plan in November 2003. We have granted share options relating to 2,574,400 ordinary shares under the 2003 Plan, which is the maximum number of share options allowed to be outstanding under the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

Plan administration. Our board of directors currently administers the 2003 Plan.

Eligibility. Under the 2003 Plan, share options may be issued to employees and directors of our company or our subsidiaries.

Acceleration of vesting upon general offers or winding up. The 2003 Plan provides for acceleration of vesting upon the occurrence of a general offer or winding up transaction.

•	In the event a general offer is made to all of our shareholders, including a takeover offer, repurchase offer or any similar arrangement, the grantee’s share options will become fully vested and exercisable for 14 days after the date on which such offer becomes or is declared unconditional.

•	In the event an application is made to a court in connection with a proposed compromise or arrangement between us and our creditors or between us and our shareholders, the grantee’s share options will become fully vested and exercisable for 21 days after the date of such application.

•	In the event a notice is given by us to our shareholders to convene a general meeting to approve the voluntary winding-up of our company when we are solvent, the grantee’s share options will become fully vested and exercisable at any time not later than two business days prior to the proposed general meeting.

Share options. Share options under the 2003 Plan are evidenced by an option certificate which contains, among other things, provisions concerning the exercise price and vesting schedule of the share options. The exercise price of all of the options granted under our 2003 Plan is HK$25 per ordinary share, which we believe was the fair market value of our ordinary shares on the grant date of such options. One-fourth of the share options granted under the 2003 Plan become exercisable on each of May 18, 2004, November 18, 2004, November 18, 2005 and November 18, 2006. Generally, share options under the 2003 Plan are terminated if the grantee’s employment is terminated by us, or terminated within 12 months from the date of the grantee’s retirement, disability, change in our corporate structure, expiry of employment contract or termination of employment at the discretion of the board.

Termination of 2003 Plan. Under the 2003 Plan, our board of directors may at any time terminate the 2003 Plan, except that the provisions of the 2003 Plan will remain in respect of share options granted prior to such termination.

On August 13, 2004, Mr. Wang and Ms. Dong entered into a deed of undertaking with AIG Asian Opportunity Fund, L.P., or AOF, and American International Assurance Company (Bermuda) Limited, or AIA, agreeing to (i) procure Value Chain to distribute all of the cash consideration received from the reorganization transaction to Mr. Wang and Ms. Dong, (ii) exercise all of their vested share options under our 2003 Plan for 122,752 ordinary shares and apply the cash from the reorganization transaction to the exercise of such options, (iii) exercise the remaining share options under our 2003 Plan for 368,260 ordinary shares as soon as such options become vested and exercisable and (iv) refrain from transferring, assigning or creating any encumbrance over their share options under our 2003 Plan.

2004 Plan

Our board of directors has adopted the 2004 Plan and our shareholders will be requested to approve the 2004 Plan prior to the completion of this offering. Our 2004 Plan provides for the grant of incentive share options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and employees of our affiliates and subsidiaries. We have reserved 1,800,000 ordinary shares for issuance under the 2004 Plan.

Our board of directors or a committee appointed by our board of directors administers our 2004 Plan. The administrator has the power to determine the terms of the share options, including the exercise price, the number of shares subject to each such award and the circumstances for vesting.

The administrator determines the exercise price of options granted under our 2004 Plan, but with respect to incentive share options, the exercise price must at least be equal to 100.0% of the fair market value of our ordinary shares on the date of grant. The term of an incentive share option may not exceed ten years from the grant date, except that with respect to any participant who owns 10.0% or more of the voting power of all classes of our outstanding stock, the term must not exceed five years from the grant date and the exercise price must equal at least 110.0% of the fair market value on the grant date.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, (i) if termination is due to death or disability, the option will remain exercisable for one year following such termination; (ii) if termination is due to retirement, the option will remain exercisable for six months following such termination; and (iii) if termination is for cause, the option will be forfeited immediately. In all other cases, the option will generally remain exercisable for 30 days following such termination. However, an option generally may not be exercised after the expiration of its term.

Our 2004 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise an award during his or her lifetime.

Our 2004 Plan generally provides that in the event of a “change of control” involving our company, the administrator may arrange for the successor corporation to assume or substitute an equivalent award for each outstanding option. The administrator may in the alternative pay cash or other consideration in exchange for cancellation of the outstanding options.

Our 2004 Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend, discontinue or terminate the 2004 Plan provided such action does not impair the rights of any participant.

Principal and selling shareholders

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of October 31, 2004, by each person who is known to us to be the beneficial owner of more than 5.0% of our ordinary shares; each of our directors; each of our named executive officers; and all of our executive officers and directors as a group.

This table assumes no exercise of the underwriters’ over-allotment option or any outstanding share options. See “Management — 2003 Plan” and “Management — 2004 Plan” for a detailed discussion on our outstanding share options.

	Shares beneficially owned		Shares being sold in		Shares beneficially owned
	prior to this offering		this offering		after this offering

Name	Number(1)	Percent(2)	Number(1)	Percent(3)	Number(1)	Percent(4)

5% and above shareholders
Jitter Bug Holdings Limited(5)	16,936,000	60.50%	1,858,397	19.36%	15,077,603	43.84%
AIG Asian Opportunity Fund, L.P.(6)	2,496,016	8.92%	374,402	3.90%	1,996,813	5.81%
American International Assurance Company (Bermuda) Limited(7)	2,496,016	8.92%	124,801	1.30%	1,996,813	5.81%
Value Chain International Limited(8)	2,002,312	7.15%	—	—	2,002,312	5.82%
Other shareholders
CFM Investments Limited(9)	1,029,600	3.68%	205,920	2.15%	823,680	2.39%
China Equity Associates, L.P.(10)	936,000	3.34%	187,200	1.95%	748,800	2.18%
Ever Praise Holdings Limited(11)	780,000	2.79%	—	—	780,000	2.27%
Huitung Investments (BVI) Limited(12)	624,000	2.23%	124,800	1.30%	499,200	1.45%
Titan I Venture Capital Co., Ltd.(13)	452,400	1.62%	90,480	*	361,920	1.05%
Titan II Venture Capital Co., Ltd.(13)	452,400	1.62%	90,480	*	361,920	1.05%
MMFI CAPI Venture Investments Limited(14)	312,000	1.11%	62,400	*	249,600	*
UOB Venture (Shenzhen) Limited(15)	312,000	1.11%	62,400	*	249,600	*
Ferndale Associates Limited(16)	93,600	*	18,720	*	74,880	*
Directors and executive officers(17)
Shuang Wang(18)	19,183,818	68.53%	—	—	17,325,421	50.38%
Min Dong(19)	19,183,818	68.53%	—	—	17,325,421	50.38%
Xiaoguang Ren(20)	17,527,276	62.28%	—	—	15,668,879	45.36%
Kin Fai Ng(21)	16,949,780	60.52%	—	—	15,091,383	43.86%
Gerry Ka Cheung Wai(22)	16,936,000	60.50%	—	—	15,077,603	43.84%
Kenneth Sze Ho Siu(23)	5,270,306	18.82%	—	—	5,270,306	15.32%
Tat Man Lee(24)	2,087,075	7.46%	—	—	2,087,075	6.07%
Stephen Jung Tsuei(25)	1,872,012	6.69%	—	—	1,497,610	4.35%
Bolin Wu(26)	452,552	1.61%	—	—	452,552	1.31%
Tommy Siu Lun Fork(27)	441,460	1.57%	—	—	441,460	1.28%
Eric Chen Yu Ho	—	—	—	—	—	—
Dachun Zhang	—	—	—	—	—	—
Fushan Chen	—	—	—	—	—	—
Xiaomin Sun	—	—	—	—	—	—
Mark Ming Hsun Lee	—	—	—	—	—	—
John Yan Wang	—	—	—	—	—	—
All directors and executive officers as a group (16 persons)	23,345,334	82.20%	—	—	21,112,535	61.21%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and includes those securities for which voting or investment power with respect to the securities is held.

(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes 27,991,834 ordinary shares outstanding as of the date of this prospectus, including 2,002,312 ordinary shares issued under our reorganization transactions, and the ordinary shares underlying options held by such person and exercisable within 60 days of the date of this prospectus.

(3)	Percentage of shares being sold in this offering is calculated based on 9,600,000 ordinary shares being sold in this offering by the selling shareholders and our company.

(4)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such persons and exercisable within 60 days of the date of this prospectus. Percentage of beneficial ownership is based on 34,391,834 ordinary shares outstanding as of the date of this prospectus, including 8,402,312 ordinary shares issued under our reorganization transactions and ordinary shares sold in this offering.

(5)	Jitter Bug Holdings Limited, or Jitter Bug, is a British Virgin Islands company that is 56.47% owned by Great Towns Holdings Limited, a British Virgin Islands company, or Great Towns; 39.63% owned by Admirable Start Limited, a British Virgin Islands company, or Admirable; and 3.90% owned by Superb Limited, a British Virgin Islands company, or Superb. The address of Jitter Bug is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Wang, Ms. Dong, Mr. Ren, Mr. Ng and Mr. Wai are directors of Jitter Bug as well as directors and/or executive officers of our company.

Great Towns is 55.0% owned by Mr. Kenneth Sze Ho Siu and 45.0% owned by Mr. Kin Fai Ng, two of our directors and executive officers. Superb is 50.0% owned by Mr. Paul Ngai Po Lun and 50.0% owned by Ms. Or Yuen Hung. Ms. Or Yuen Hung is Mr. Paul Ngai Po Lun’s spouse.

Admirable is wholly-owned by Humbug Stripe Holdings Limited, a British Virgin Islands company, or Humbug, which is in turn 18.41% owned by China Invest International Limited, a British Virgin Islands company, or China Invest; 11.84% owned by Crowther Associates Limited, a British Virgin Islands company, or Crowther; 10.62% owned by Oriental Plan Developments Limited, a British Virgin Islands company, or Oriental Plan; 14.78% owned by Dynamic Gold Holdings Limited, a Western Samoa company, or Dynamic Gold; 14.78% owned by Balletta Associates Limited, a British Virgin Islands company, or Balletta; and 29.56% owned by Cross China Developments Limited, a British Virgin Islands company, or Cross China. China Invest is wholly-owned by Valueway Investments Limited. Crowther is wholly-owned by Mr. Wai, who is one of our directors and executive officers and a brother-in-law of Mr. Kenneth Sze Ho Siu, also one of our directors and executive officers. Oriental Plan is wholly-owned by Mr. Ng, who is one of our directors. Dynamic Gold is wholly-owned by Mr. Lam Kin Chung. Balletta is wholly-owned by Mr. Tat Man Lee, the chairman of our board of directors.

Cross China is wholly-owned by Pea Green Services Limited, which is wholly-owned by One Carat Securities Limited, which in turn is wholly-owned by Pacific First Technologies Corporation, which is wholly-owned by Gold Perfect Investments Limited. Gold Perfect Investments Limited is 30.0% owned by Holdwell Limited; 24.25% owned by Special Collection Ventures Limited; 20.0% owned by Takanara Resources Limited; 20.0% owned by Peachey Technology Limited; 3.75% owned by Meaford Securities Limited; and 2.0% owned by Mr. Woon Tak Wong. Holdwell Limited is wholly-owned by Mr. Wai. Special Collection Ventures Limited is wholly-owned by Ms. Wai Wai Ying, in trust for the benefit of Mr. Wai. Takanara Resources Limited is wholly-owned by Mr. Woon Hing Wong. Mr. Woon Hing Wong and Mr. Woon Tak Wong are brothers. Peachey Technology Limited and Meaford Securities Limited are each wholly-owned by Ms. Loretta Ho Lai Wah, a cousin of Mr. Wai.

(6)	Includes (i) 1,872,012 ordinary shares held by AIG Asian Opportunity Fund, L.P., or AOF and (ii) 624,004 ordinary shares held by American International Assurance Company (Bermuda) Limited, or AIA. AOF is a limited partnership managed by AIG Asian Opportunity G.P., L.L.C., or AOFGP, whose representative is Mr. Stephen Jung Tsuei, one of our directors. The address of AOFGP is c/o AIG Global Investment Corporation (Asia) Ltd., Suites 3601 & 10-12, One Pacific Place, 88 Queensway, Hong Kong. We understand that AOFGP (in its capacity as general partner for AOF) and AIA make investment decisions independently from each other in accordance with their respective investment mandates and there is no voting agreement between them with regard to our ordinary shares. AOF disclaims beneficial ownership of our ordinary shares owned by AIA.

(7)	Includes (i) 624,004 ordinary shares held by AIA and (ii) 1,872,012 ordinary shares held by AOF. AIA is an insurance company and its address is American International Building, 29 Richmond Road, Pembroke, Bermuda HM 08, Bermuda. We understand that AIA and AOFGP (in its capacity as general partner for AOF) make investment decisions independently from each other in accordance with their respective investment mandates and there is no voting agreement between them with regard to our ordinary shares. AIA disclaims beneficial ownership of our ordinary shares owned by AOF.

(8)	Value Chain is a British Virgin Islands company that is 50.0% owned by Mr. Shuang Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Ms. Min Dong, who is one of our executive officers and the spouse of Mr. Wang. The address of Value Chain is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(9)	The address of CFM Investments Limited is 3rd Floor, 36C Bermuda House, Dr. Roy’s Drive, George Town Grand Cayman, Cayman Islands British, West Indies.

(10)	The address of China Equity Associates, L.P. is Suite 5004, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(11)	Ever Praise is a British Virgin Islands Company that is 100.0% owned by our Chairman, Tat Man Lee. The address of Ever Praise is Room 701, Euro Trade Center, 21-23 Des Voeux Road Central, Hong Kong.

(12)	The address of Huitung Investments (BVI) Limited is P.O. Box 3444 Road Town, Tortoto, British Virgin Islands.

(13)	Titan I Venture Capital Co., Ltd. and Titan II Venture Capital Co., Ltd. are investment entities managed by FAT Capital Management Co., Ltd. The address of Titan I and Titan II is 10th Floor, 6 Tun Hwa N. Road, Taipei, Taiwan.

(14)	The address of MMFI CAPI Venture Investments Limited is Suite 1112, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(15)	The address of UOB Venture (Shenzhen) Limited is 608 St. James Court, St. Denis Street, Port Louis, Mauritius.

(16)	The address of Ferndale Associates Limited is P.O. Box 81-855 Taipei, Taipei City, Taiwan.

(17)	The address of our current directors and executive officers is c/o Ninetowns Digital World Trade Holdings Ltd., 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020 PRC.

(18)	Includes (i) 174,914 ordinary shares held by Mr. Wang, (ii) 2,002,312 ordinary shares held by Mr. Wang through his ownership of Value Chain, (iii) 70,592 ordinary shares held by Ms. Dong, and (iv) 16,936,000 ordinary shares beneficially held by Mr. Wang through his position as a director of Jitter Bug. Mr. Wang disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(19)	Includes (i) 70,592 ordinary shares held by Ms. Dong, (ii) 2,002,312 ordinary shares held by Ms. Dong through her ownership of Value Chain, (iii) 174,914 ordinary shares held by Mr. Wang and (iv) 16,936,000 ordinary shares beneficially held by Ms. Dong through her position as a director of Jitter Bug. Ms. Dong disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(20)	Includes (i) 440,000 ordinary shares held by Mr. Ren, (ii) 151,276 ordinary shares underlying share options held by Mr. Ren which are currently exercisable or exercisable within 60 days of the date of this prospectus and (iii) 16,936,000 ordinary shares beneficially held by Mr. Ren through his position as a director of Jitter Bug. Mr. Ren disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(21)	Includes (i) 13,780 ordinary shares underlying share options held by Mr. Ng which are currently exercisable or exercisable within 60 days of the date of this prospectus and (ii) 16,936,000 ordinary shares beneficially held by Mr. Ng through his ownership of Great Towns and Oriental Plan, respectively, and his position as a director of Jitter Bug. Mr. Ng disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(22)	Represents 16,936,000 ordinary shares beneficially held by Mr. Wai through his ownership of Crowther and Cross China and through his position as a director of Jitter Bug. Mr. Wai disclaims beneficial ownership of ordinary shares held by Jitter Bug.

(23)	Includes (i) 5,259,870 ordinary shares beneficially held by Mr. Siu through his ownership of Great Towns and (ii) 10,436 ordinary shares underlying share options held by Mr. Siu which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(24)	Includes 1,307,075 and 780,000 ordinary shares beneficially held by Mr. Lee through his ownership of Balletta and Ever Praise, respectively.

(25)	Represents 1,872,012 ordinary shares beneficially held by Mr. Tsuei through his position as a representative of AOF. Mr. Tsuei disclaims beneficial ownership of ordinary shares held by AOF.

(26)	Includes 330,000 ordinary shares held by Mr. Wu and 122,552 ordinary shares underlying share options held by Mr. Wu which are currently exercisable or exercisable within 60 days of the date of this prospectus.

(27)	Includes 330,000 ordinary shares held by Mr. Fork and 111,460 ordinary shares underlying share options held by Mr. Fork which are currently exercisable or exercisable within 60 days of the date of this prospectus.

We believe the purchases of our ordinary shares by the selling shareholders named above took place in the ordinary course of their respective businesses; we have been informed that at the time of such purchases such purchasers had no agreements or understandings, directly or indirectly, with any person to distribute the ordinary shares they purchased. AOFGP and AIA have represented to us that they are affiliated with certain U.S. registered broker-dealers.

Pursuant to the shareholders’ agreement dated October 22, 2003 among several of our shareholders, including AOF, AIA, Jitter Bug and our company, we may not take certain corporate actions without the affirmative vote of the director appointed by AOF in a meeting of our board of directors or the affirmative vote of AOF and AIA in a meeting of our shareholders. Such right will be terminated immediately prior to the execution of an underwriting agreement relating to this offering, with such termination subject to the closing of this offering.

In October 2003, Jitter Bug sold 3,744,000 of our ordinary shares, for an aggregate consideration of HK$93.6 million (which was adjusted based on our financial performance in 2003), to UOB Venture (Shenzhen) Limited, or UOB, Titan I Venture Capital Co., Ltd., or Titan I, Titan II Venture Capital Co., Ltd., or Titan II, CFM Investments Limited, or CFM, China Equity Associates L.P., or CEA, MMFI CAPI Venture Investments Limited, or MMFI, and Huitung Investments (BVI) Limited, or Huitung. Upon completion of such transactions, Jitter Bug’s ownership of our ordinary shares decreased from 94.0% to 65.79%.

We believe that none of our shareholders is currently domiciled in the United States.

The selling shareholders have agreed to sell an additional 1,440,000 ADSs to the underwriters if the underwriters exercise their over-allotment option. If the over-allotment option is exercised, each selling shareholder will sell the number of ordinary shares equal to 5.0% of its shareholding as of the date of this prospectus and Jitter Bug will sell the remaining ordinary shares underlying the over-allotment option.

Related party transactions

Overview

Ninetowns Technology, our predecessor, commenced business in 1995 as a vendor of computer hardware and accessories with a view to using the proceeds from the sale of such products to fund research and development of enterprise software. We also used the sale of computer hardware and accessories to develop relationships with PRC government agencies, such as the PRC Inspections Administration, that were actively pursuing the digitization of government processes. By late 2000, our research and development efforts resulted in the commercial launch of our first enterprise software, the iDeclare.CIQ basic package.

From 2000 to 2002, we underwent a transitional period in which we completed a number of transactions with certain parties related to our company. This resulted in a corporate reorganization in line with our current business strategy, which is to be an enterprise software provider enabling international trade enterprises and trade-related PRC government agencies to streamline the import/ export process in China. These transactions included a number of sales and purchases of equity interests in Import & Export, which holds a 49.0% interest in iTowNet, the company that currently operates the data exchange platforms of the PRC Inspections Administration. Also during this time, each of our company and our affiliated company sold one shell company to our former employees. Our former employees used these shell companies to (i) form our franchisee and (ii) establish one of our major customers and competitors for software development services.

All of these transactions were accounted for as acquisitions or dispositions and resulted in minimal gain or loss to our company. By the end of 2002, we completed our transitional period and emerged as a company that was engaged primarily in the development and sale of enterprise software and related software development services.

Investors should note in particular that, as described more fully below, (i) some of our officers and directors and their related parties are members of the boards of directors of companies with which we have important business relationships; and (ii) from time to time we have provided loans to, and received loans from, certain parties related to our company.

Prospective purchasers of our ADSs should be aware that the relationships and transactions described herein are expected to continue following this offering, and that there can be no assurance as to the effect of such relationships and transactions on our company and its business. Our amended and restated articles of association require that all future transactions between our company and our related parties be approved by our audit committee.

Transactions with Mr. Wang and Ms. Dong

Mr. Wang is a director of Import & Export, which is 100.0% beneficially owned by Mr. Wang and Ms. Dong. Import & Export in turn owns a 49.0% equity interest in iTowNet, which is 51.0% owned by the PRC Inspections Administration. iTowNet is the ultimate user of substantially all the software development services we provide and operates the data exchange platforms that interface between international trade enterprises using our enterprise software and the PRC Inspections Administration’s internal electronic processing system. iTowNet receives a fee of RMB5 for each submission made over its platforms.

Pursuant to a right of first refusal agreement dated as of November 2, 2004, among Import & Export, Mr. Wang, Ms. Dong and our company, Import & Export has agreed to sell its 49.0% interest in iTowNet to our company if, at any time while we are required to submit reports to the SEC, Import & Export is allowed to sell such interest to us under relevant PRC law and policy. Our right of first refusal is subject to the statutory right of first refusal of the PRC Inspections Administration to purchase such interest. If we exercise our right of first refusal, we have agreed to purchase the 49.0% interest in iTowNet at a purchase price of US$25.0 million, plus a compounded interest rate of 5.0% per year for each year that Import & Export held the 49.0% interest since August 23, 2001, but deducting any dividend or distribution that Import & Export had previously received or receives in the future from iTowNet. Our audit committee has approved the right of first refusal agreement and will need to approve the exercise of the purchase right granted under the Right of First Refusal Agreement. Based on current PRC laws and practice, and the stated policy of the PRC Inspections Administration, we do not believe the exercise of the purchase right is probable.

Ms. Dong’s sister, Li Dong was a shareholder and director of Beijing Regard, a company which was our major customer for software development services in 2003 and competes with us for the provision of software development services to iTowNet and the PRC Inspections Administration. On July 8, 2004, Li Dong disposed of her 3.75% interest in and resigned as a director of Beijing Regard. On August 1, 2003, August 1, 2003 and October 24, 2003, we entered into software development contracts with Beijing Regard pursuant to which we undertook the development and implementation of the Inspection and Quarantine “Great Customs Clearance” Project, iTowNet Platform Tendering and Optimization Project and Kimberly Process Certificate Administrative System Project, for an aggregate price of RMB10.0 million, RMB7.5 million and RMB1.0 million, respectively, paid to us by Beijing Regard. All of the software development services we provided to Beijing Regard were in connection with software development contracts entered into by Beijing Regard with iTowNet.

Beijing Ninetowns Import & Export e-Commerce Co., Ltd.

On June 8, 1999, we established Import & Export as a limited liability company in China. The initial shareholders of Import & Export included, among others, (i) our predecessor, Ninetowns Technology Group Limited, or Ninetowns Technology, (ii) Ms. Dong, (iii) Bolin Wu, who is our General Manager of Research and Development and Chief Technology Officer, (iv) Jianzeng Shi, (v) Zhonghai Xu, and (vi) Mr. Ren. As a part of the formation of Import & Export, we contributed RMB400,000 for a 40.0% equity interest in Import & Export. At that time, Import & Export was principally engaged in selling computer hardware and accessories in China.

In 2000, we decided that we would engage principally in the enterprise software business, while Import & Export would concentrate on computer hardware and accessories sales. We therefore disposed of our interest in Import & Export to separate its business from our intended core business. On August 3, 2000, we transferred our entire equity interest in Import & Export to Mr. Wang for no consideration. No independent third party appraisal was obtained for the transaction. A loss of RMB400,000 was recorded on this transfer by our predecessor.

However, in early 2001, Mr. Wang was presented with the opportunity to form iTowNet with the Information Center of the PRC Inspections Administration for the purpose of operating the PRC Inspections Administration’s data exchange platforms. In light of the stated policy of the PRC Inspections Administration that iTowNet not be formed with a foreign-invested enterprise, the investment was made through Import & Export. On January 9, 2001, each of Messrs. Ren,

Wu, Xu and Shi sold their respective 7.5%, 10.0%, 10.0% and 25.0% interests in Import & Export to Mr. Wang for RMB75,000, RMB100,000, RMB100,000 and RMB250,000, respectively. On the same day, Ms. Dong contributed RMB13.0 million to Import & Export as a part of Import & Export’s increase in its registered capital. After the share transfer and registered capital increase, Mr. Wang owned 6.6% and Ms. Dong owned 93.4% of the equity interest in Import & Export.

In July 2001, we contributed RMB7.7 million to Import & Export through Beijing Ninetowns Digital Technology Limited, or Beijing Digital, in exchange for a 24.84% equity interest in Import & Export. Also in July 2001, Beijing Yadi Yangguang Technology Development Co., Ltd., or Yadi Yangguang, a company wholly-owned by Mr. Wang and Ms. Dong, also contributed RMB9.3 million to Import & Export in exchange for a 30.0% equity interest in Import & Export. Import & Export then used this capital to acquire a 49.0% equity interest in iTowNet.

On July 9, 2001, through Beijing Digital, we entered into a share transfer agreement with Mr. Wang to purchase his entire interest in Import & Export, which represented a 6.6% interest in Import & Export before the increase of registered capital took effect on the same date, for a consideration of approximately RMB925,000. Mr. Wang entered into this agreement to obtain capital for other investment purposes. This share transfer and the increase of registered capital described in the prior paragraph both took effect on July 12, 2001. On the same day, Ms. Dong also sold her entire 93.4% interest in Import & Export to Yadi Yangguang for approximately RMB13.0 million. As a result of the foregoing transactions, as of July 12, 2001, Yadi Yangguang owned 72.18% and we owned 27.82% of the equity interests in Import & Export.

In 2002, we considered listing our ordinary shares on The Growth Enterprise Market of the Stock Exchange of Hong Kong Limited. As a part of our listing preparations, we were advised by our professional advisors to dispose of and wind-down non-software-related businesses. The PRC Inspections Administration had also indicated they would prefer that iTowNet not be owned in part by a company with foreign shareholders. Therefore, we sold our entire 27.82% equity interest in Import & Export to Mr. Wang on March 13, 2002 for consideration of approximately RMB8.6 million. This sale to Mr. Wang resulted in a loss on disposition of approximately RMB103,000, which we recorded as a general and administrative expense in 2002.

We made advances to Import & Export on an interest-free basis in the amounts of RMB32.8 million, RMB30.5 million, RMB11.6 million and RMB1.2 million (US$145,000) in 2001, 2002, 2003 and for the first nine months of 2004, respectively. We extended such credit so that Import & Export could fund its working capital requirements. We have not made any loans to Import & Export since June 30, 2004 and all amounts borrowed have been fully repaid by Import & Export as of the date of this prospectus. Import & Export is currently 72.18% owned by Yadi Yangguang, which is wholly-owned by Ms. Dong and Mr. Wang, and 27.82% owned by Mr. Wang.

Beijing Yadi Yangguang Technology Development Co., Ltd.

We made interest-free advances to Yadi Yangguang in 2001 in the amount of RMB1.2 million. We made the loan so that Yadi Yangguang could fund its working capital requirements. The loan was fully repaid by Yadi Yangguang in 2002.

Shenzhen Ninetowns Enke Software Technology Co., Ltd.

(formerly Shenzhen Jinwangge Software Co., Ltd.)

On September 11, 2002, we established Shenzhen Jinwangge Software Co., Ltd., or Jinwangge, as a limited liability company in China. The initial shareholders included, among others, (i) our subsidiary, Beijing New Take, (ii) Ms. Dong and (iii) Mr. Ren. We contributed approximately RMB4.1 million for a 51.0% equity interest in Jinwangge at this time.

The current shareholders of Jinwangge are Jing Shao and Hongmei Tian. Hongmei Tian was our former employee. In December 2002, we agreed to transfer our entire interest in Jinwangge to Yadi Yangguang for a consideration of approximately RMB4.1 million. No gain or loss was recorded in relation to this transfer. In late 2003, we decided to implement a franchise program to expand our sales distribution network and Jing Shao and Hongmei Tian expressed an interest in establishing such a franchisee relationship with us. In order to do so, they needed to establish a technology company in China, which is burdensome, requires substantial paperwork and often involves a long waiting period. Yadi Yangguang, together with the other shareholders of Jinwangge, agreed to sell 100.0% of the equity interest in Jinwangge to Jing Shao and Hongmei Tian in July 2003 for an aggregate consideration of RMB8.0 million. The transfer of such interests was completed in February 2004.

In September 2003, we entered into a franchise agreement with Jinwangge for the distribution of iDeclare.CIQ in the southern region of China. This agreement has a two-year term, contains minimum sales commitments and is renewable upon mutual agreement of the parties within 120 days of expiration. We sell our enterprise software to Jinwangge at a discount pursuant to a negotiated formula. On February 10, 2004, Jinwangge was re-named “Shenzhen Ninetowns Enke Software Technology Co., Ltd.” and is currently 81.25% owned by Jing Shao and 18.75% owned by Hongmei Tian. We entered into a franchise agreement with Ninetowns Enke on February 14, 2004 on terms substantially identical to the terms in the franchise agreement with Jinwangge. Pursuant to the franchise agreement, Ninetowns Enke agreed to a minimum sales commitment of RMB50.0 million for the two years ending February 14, 2006 and a sales discount of RMB1,000 per each iDeclare.CIQ package purchased from our company. On April 22, 2004, we agreed with Ninetowns Enke to amend the franchise agreement to revise certain pricing terms.

We recognized net revenues of approximately RMB1.4 million from sales of our software products to Jinwangge in 2003.

Beijing Regard Technology Co., Ltd.

On December 2, 2002, Yadi Yangguang established Beijing Regard as a limited liability company in China. The initial shareholders included, among others, (i) Yadi Yangguang, (ii) Hongmei Tian and (iii) Jun Dong. As part of the formation process, Yadi Yangguang contributed approximately RMB3.0 million for a 73.75% equity interest in Beijing Regard.

Certain of the current shareholders of Beijing Regard are our former employees. In 2003, Shen Sun and certain of our former employees were interested in entering the software development services market by forming a new company. However, they were faced with the difficulties of establishing a technology company in China. Mr. Wang and Ms. Dong decided to assist Shen Sun and others in establishing their new business. Therefore, in March 2003, Yadi Yangguang transferred its entire interest in Beijing Regard, which had not yet commenced commercial operations, to Shen Sun for a consideration of RMB3.0 million. Beijing Regard is currently 73.75% owned by Shen Sun, 18.75% owned by Hongmei Tian, who also owns 18.75% of Ninetowns Enke, 5.0% owned by Lin Wen and 2.5% owned by Limin Guo. Ms. Dong’s sister, Li Dong, owned a 3.75% interest in Beijing Regard but disposed of her interest on July 8, 2004.

We entered into three software development contracts with Beijing Regard, of which two were dated August 1, 2003 and the third was dated October 20, 2003, in connection with software development services for iTowNet. Under these contracts, Beijing Regard designed and implemented software required by iTowNet and then sub-contracted with us for the coding of the software under these contracts. Beijing Regard agreed to pay us RMB10.0 million, RMB7.5 million and RMB1.0 million, respectively, for our services. We recognized net revenues of approximately RMB18.5 million (US$2.2 million) from our provision of software development services to Beijing Regard in 2003, representing 97.1% of our net revenues from software development services and 13.9% of our total net revenues in 2003.

Beijing iTowNet Cyber Technology Ltd.

iTowNet was established on August 23, 2001 and is currently the operator of the PRC Inspections Administration’s data exchange platforms. iTowNet is currently 51.0% owned by the PRC Inspections Administration and 49.0% owned by Import & Export. Import & Export is currently 72.18% owned by Yadi Yangguang and 27.82% owned by Mr. Wang. Mr. Wang is a non-executive director and the vice-chairman of the board of directors of iTowNet. Mr. Ren is also a non-executive director and Mr. Wu is the sole supervisor of iTowNet. As the supervisor of iTowNet, Mr. Wu is responsible for overseeing the financial operations of iTowNet, the actions of its board of directors and senior management and their compliance with relevant laws and iTowNet’s charter documents.

We provide, directly and indirectly, software development services to iTowNet to maintain, improve and upgrade the data exchange platforms that we assisted them in building. We charge iTowNet, or their service providers such as Beijing Regard, fees for such services at negotiated rates, which are based on our estimated costs plus certain mark-ups. In 2002, we provided direct software development services to iTowNet and recognized revenues of approximately RMB13.6 million for such services, representing 13.0% of our total net revenues in 2002. In 2003, we primarily provided software development services to iTowNet through software development contracts with Beijing Regard and recognized revenues of approximately RMB18.5 million (US$2.2 million) from such services, representing 13.9% of our total net revenues in 2003. We did not provide any software development services to iTowNet in 2001.

Under our software development contracts with iTowNet and Beijing Regard, we typically agree to provide, among other services, design, installation, implementation and maintenance of software systems for iTowNet. We also typically provide one-year of free customer maintenance services commencing from the completion date of the project. Users of iDeclare.CIQ submit electronic declarations to the PRC Inspections Administration over the data exchange platforms of iTowNet. iTowNet receives a fee of RMB5 for each submission made over its platforms, including submissions made using our enterprise software.

We made interest-free advances to iTowNet totalling RMB1.4 million in 2002 to help iTowNet fund the establishment of the data exchange platforms on which our enterprise software operate and for working capital purposes. Such loan was repaid by iTowNet in 2002.

Transaction with Mr. Ko Jin Heng

Mr. Ko Jin Heng, one of the directors of Jitter Bug, is also a director and the vice chairman of Beijing Heng Fu Plaza Development Co. Ltd, or Beijing Heng Fu. Beijing Heng Fu received a refundable deposit of RMB28.0 million (US$3.4 million) from Ninetowns Ports after entering into a Provisional Sale and Purchase Agreement on June 15, 2004 with Ninetowns Ports and received the remainder of RMB19.3 million (US$2.3 million) on September 14, 2004. After making such payments, Ninetowns Ports acquired the naming rights of a building in Beijing which is being constructed by Beijing Heng Fu. Pursuant to certain sale and purchase agreements dated July 30, 2004, Ninetowns Ports acquired from Beijing Heng Fu, subject to the receipt of the necessary title certificates, three floors of such building. Construction of the building is expected to be completed in May 2005. The purchase price for the three floors was approximately 25.0% below its fair market value, as determined by an independent third party.

Related party trade receivables

In connection with the transactions described above, we had trade receivables from related parties amounting to RMB31.9 million (US$3.9 million) and RMB34.6 million (US$4.2 million) or 50.6% and 43.5% of our trade receivables as of December 31, 2003 and September 30, 2004, respectively. These receivables consisted primarily of proceeds from sales of enterprise software and fees from software development services.

Extraordinary shareholder rights under the Shareholders’ Agreement, Sale and Purchase Agreements, Subscription Agreements, Share Subscription Agreement, Share Charges and Tax Indemnity

Pursuant to the shareholders’ agreement dated October 22, 2003, among others, AIG Asian Opportunity Fund, L.P., or AOF, American International Assurance Company (Bermuda) Limited, or AIA, Ever Praise Holdings Limited, or Ever Praise, Titan I Venture Capital Co., Ltd., or Titan I, Titan II Venture Capital Co., Ltd., or Titan II, CFM Investments Limited, or CFM, China Equity Associates L.P., or CEA, MMFI CAPI Venture Investments Limited, or MMFI, UOB Venture (Shenzhen) Limited, or UOB, and Huitung Investments (BVI) Limited, or Huitung, collectively referred to herein as the Initial Shareholders, Jitter Bug and us, certain of our shareholders have the following extraordinary rights: (i) AOF has the right to appoint a non-executive director to our board of directors; (ii) AOF and AIA collectively have a veto right in relation to certain corporate actions of our company; (iii) AOF and AIA collectively have a right to consent to the issuance of shares and options of our company; and (iv) the Initial Shareholders each have a right of first refusal, co-sale rights and drag along rights. None of the Initial Shareholders have a relationship with our company other than in their capacity as our shareholders.

Under certain sale and purchase agreements, subscription agreements and share subscription agreement, in consideration of HK$1 (and HK$50 each paid by AOF and AIA for a put option granted to AOF and AIA), Jitter Bug and our company granted an option to certain Initial Shareholders and Ferndale to sell all their ordinary shares to Jitter Bug or our company at a price equal to their original investment plus an amount equal to a 10.0% per year internal rate of return on the investment upon certain conditions. On October 8, 2003, Jitter Bug entered into a share charge with each of CEA and MMFI pledging 1,872,000 and 624,000 ordinary shares, respectively, to secure Jitter Bug’s obligation to make certain purchase price adjustments under the Group B Purchase Agreement and its obligations with respect to the put option granted to them in the sale and purchase agreement. On October 22, 2003, Jitter Bug entered into a share charge and a tax indemnity with AOF and AIA pledging 2,745,616 ordinary shares to secure the performance of our obligations under the put option granted to them in the share subscription agreement and to indemnify them against all losses and damages incurred by our company or any of our subsidiaries in connection with any claim made against our company or any of our subsidiaries, respectively.

Other than the tax indemnity with AOF and AIA, all of the above extraordinary shareholder rights or rights among the shareholders will be of no further effect after the termination of the relevant agreements pursuant to the terms of the termination agreement entered into among the Initial Shareholders, Ferndale, Jitter Bug, Mr. Wang, Ms. Dong and us on November 2, 2004 and the respective share charge termination agreements to be entered into between Jitter Bug and each of (i) AOF and AIA, (ii) CAE, and (iii) MMFI. See “Description of share capital — Extraordinary shareholders’ rights.”

Board memberships

The following executive officers and directors of our company are also directors of Jitter Bug, which is our principal shareholder: (i) Mr. Wang; (ii) Mr. Ren; (iii) Mr. Gerry Ka Cheung Wai, our Chief Legal Advisor, Company Secretary and one of our directors; (iv) Mr. Kin Fai Ng, our Senior Vice President and one of our directors; and (v) Ms. Dong. Ms. Dong and Messrs. Wang, Ren, Wai and Ng hold five of the six directorships of Jitter Bug.

Mr. Wang and Mr. Ren are two of the five directors of iTowNet. iTowNet is 51.0% owned by the PRC Inspections Administration and 49.0% owned by Import & Export. Import & Export is in turn 100.0% beneficially owned by Mr. Wang and Ms. Dong. Mr. Wu is the sole supervisor of iTowNet.

Reorganization transactions

In August 2004, we completed a reorganization transaction to acquire the remaining 10.0% interest in our subsidiaries Beijing New Take and Ninetowns Times, which were previously owned by Value Chain. Prior to the reorganization transaction, Value Chain indirectly owned a 10.0% minority interest in Beijing New Take and Ninetowns Times through its wholly-owned subsidiaries Better Chance International Ltd., or Better Chance, and Asia Pacific Logistics Ltd., or APL, respectively. Pursuant to a share sale and purchase agreement dated June 30, 2004, entered into among Value Chain, Better Chance, APL and us, we acquired from Value Chain all of its interests in Better Chance and APL by issuing 2,002,312 ordinary shares to Value Chain and paying US$4,140,250 in cash consideration to Value Chain as well as US$1,736,290 in cash to settle shareholder loans between Value Chain and each of Better Chance and APL. We directed Value Chain to transfer its interests in Better Chance and APL to New Take Limited and Shielder Limited, respectively. Prior to completion of this offering, Value Chain will own approximately 7.0% of our outstanding ordinary shares.

On June 30, 2004, Beijing New Take signed definitive agreements with Import & Export to acquire Import & Export’s 10.0% equity interest in Shanghai New Take for a consideration of RMB50,000.

The following diagram illustrates our organizational structure, both before and after giving effect to this offering. Percentages shown in parentheses in the diagram below represent ownership after giving effect to this offering.

The above diagram does not include the outstanding share options granted to our employees in November 2003 to purchase 2,328,894 of our ordinary shares. The remaining 30.0% equity interest of Tsingdao Fujian is owned by third parties unrelated to us.

(1)	Please see “Principal and selling shareholders” for additional information related to the owners of this shareholder.

(2)	Ever Praise Holdings Limited, or Ever Praise, is 100.0% owned by our Chairman, Tat Man Lee.

(3)	Jitter Bug is ultimately owned, through holding companies, by the following persons: Kenneth Sze Ho Siu, who is one of our directors and executive officers (31.06%), Kin Fai Ng, who is one of our directors and executive officers (29.62%), Gerry Ka Cheung Wai, who is one of our directors and executive officers (11.04%), Tat Man Lee, who is our Chairman (5.86%), Chang Shyhlin (7.30%), Lam Kin Chung (5.86%), Woon Hing Wong (2.34%), Paul Ngai Po Lun (1.95%), Or Yuen Hung (1.95%), Woon Tak Wong (0.23%) and Loretta Ho Lai Wah (2.78%). See footnote 5 of “Principal and selling shareholders” for additional information on the shareholders of Jitter Bug.

(4)	Consists of the following private equity investors: AIG Asian Opportunity Fund, L.P.; American International Assurance Company (Bermuda) Limited; UOB Venture (Shenzhen) Limited; Titan I Venture Capital Co., Ltd.; Titan II Venture Capital Co., Ltd.; CFM Investments Limited; China Equity Associates, L.P.; MMFI CAPI Venture Investments

Limited; Huitung Investments (BVI) Limited; and Ferndale Associates Limited. Please see “Principal and selling shareholders” for additional information related to the owners of these shareholders.

(5)	Value Chain International Limited, or Value Chain, is 50.0% owned by Shuang Wang, who is our Chief Executive Officer and one of our directors, and 50.0% owned by Min Dong, who is one of our executive officers and the spouse of Mr. Wang.

(6)	Consists of Shuang Wang, Min Dong, Xiaoguang Ren, Tommy Siu Lun Fork, Bolin Wu and Ping Sun Lee, who is a former member of our senior management. Excludes ordinary shares beneficially owned by Mr. Wang and Ms. Dong through Value Chain and by members of senior management through Jitter Bug. Please see “Principal and selling shareholders” for the ownership interests of the members of our senior management.

Description of share capital

As at the date of incorporation, the authorized share capital of our company was HK$390,000 divided into 3,900,000 shares of HK$0.10 each. We reduced the registered capital of our predecessor, Ninetowns Technology, in 2000 as we were unable to transfer certain property and other assets to Ninetowns Technology, and were therefore unable to pay-up our then stated registered capital. On September 27, 2003, our authorized share capital increased from HK$390,000 to HK$200,000,000, which is divided into 2,000,000,000 shares of HK$0.10 each. On November 9, 2004, we split each ordinary share into four ordinary shares. As of the date hereof, our authorized share capital is HK$200,000,000, which is divided into 8,000,000,000 ordinary shares of HK$0.025 each, and there were 27,991,834 ordinary shares issued and outstanding.

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares without restriction. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

The following are summaries of material provisions of our amended and restated articles of association, which we will adopt upon the closing of this offering, and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read the form of our amended and restated memorandum and articles of association, which is filed as an exhibit to our registration statement on Form F-1.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to regulatory requirements, an annual general meeting and any extraordinary general meeting will be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated memorandum and articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (ii) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95.0% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. The absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors will be the chairman presiding at any shareholders meetings.

Two of our members present in-person or by proxy representing not less than one third of our outstanding shares will constitute a quorum.

A corporation being a shareholder is deemed for the purpose of our amended and restated articles of association to be present in-person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative is entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of rights” below.

Voting rights attaching to the shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a show of hands every shareholder who is present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative has one vote, and on a poll every shareholder present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly appointed representative, has one vote for each fully-paid share which such shareholder is the holder.

No shareholder is entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house, or its nominee(s), is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization will specify the number and class of shares in respect of which each such person is so authorized. A person properly authorized by such clearing house is entitled to exercise the same powers on behalf of the recognized clearing house, or its nominee(s), as if such person was the registered holder of our shares held by that clearing house, or its nominee(s), including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and there are no provisions in our amended and restated memorandum and articles of association that allow cumulative voting for such elections.

Protection of minority shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court directs.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which exceeds the corporate power and authority of our company or is illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division will be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital, as described below, alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings will apply likewise to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting will be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class will be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in-person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Alteration of capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	we receive a fee for such transfer, which shall be determined by our board of directors, but may not exceed the maximum fee allowed by Nasdaq;

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped in circumstances where stamping is required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

If our directors refuse to register a transfer, they will, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers will not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors or our shareholders in a general meeting may declare dividends in any currency to be paid to our shareholders but no dividends will exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer necessary. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on that share, and (ii) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other moneys payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend, or part thereof if our shareholders so determine, in cash in lieu of such allotment, or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, upon the recommendation of the board of directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and will be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn will constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, will revert to us.

Whenever our directors or our shareholders in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down or fix the value for distribution purposes of any such specific assets and may determine that cash payments will be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to our directors and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointments are effective and binding on our shareholders.

Untraceable shareholders

We are entitled to sell all ordinary shares of a shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such ordinary shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three-month period referred to below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such ordinary shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell ordinary shares, and a period of three months has elapsed since such advertisement and the Nasdaq National Market has been notified of such intention.

The net proceeds of any such sale will belong to us, and when we receive these net proceeds we will become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in corporate law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Delaware.

Duties of directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and wilfully authorizes or permits the default.

In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested directors

There are no provisions under Cayman Islands law that requires a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

In comparison, under Delaware law, such a transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting rights and quorum requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

In comparison, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and similar arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of corporate records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

In comparison, under Delaware law, stockholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which stockholders may bring business before a meeting.

Approval of corporate matters by written consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

In comparison, Delaware law permits stockholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

Calling of special shareholders meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

In comparison, Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of stockholders.

Staggered board of directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

In comparison, Delaware law permits corporations to have a staggered board of directors.

Issuance of preferred stock

Both the Companies Law and Delaware law allow shares to be issued with preferred, deferred or other special rights, whether in regard to dividend, voting, return of share capital or otherwise. The constitutional documents of a Cayman Islands company or a Delaware corporation may contain provisions in respect of the authorization required for the creation and issue of different classes of preferred stock.

Anti-takeover provisions

Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

Board of directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by our shareholders at a general meeting, but must consist of not less than two directors. Our board of directors currently consists of ten directors. Our directors may be removed by way of an ordinary resolution of our shareholders. Any vacancy on our board of directors or additions to the existing board of directors can be filled by ordinary resolutions of our shareholders or by the affirmative vote of a majority of the remaining directors.

Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time by the secretary on request of a director or by any director.

A meeting of our board of directors is competent to make lawful and binding decisions if a simple majority of our board of directors are present or represented. At any meeting of our directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting has a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

According to our amended and restated articles of association, we cannot undertake certain corporate actions without the consent of a majority of the members of our board of directors. We must seek the approval of our board of directors in order to:

•	acquire, invest or dispose of any interest that involves a consideration of US$3,000,000 or more;

•	acquire, sell or dispose of any asset unless the value of such asset is less than US$3,000,000;

•	enter into or amend any contract, or assume any liability, which is outside the ordinary course of our business or not on arm’s length terms or not at market value;

•	appoint or remove our chief executive officer, chief operating officer and/or chief financial officer;

•	create, grant or issue any option, warrant or similar right of our shares to employees and/or directors of the Company, other than the grant of any option, warrant or similar rights that does not concern more than 10.0% of our issued share capital;

•	enter into or materially amend any director’s service agreements or other arrangements to provide for remuneration and/or the payment of any monetary sum to the directors which would have the effect of materially increasing such remuneration or payment;

•	approve or materially revise our business plan or budget;

•	enter into or amend of any employment contract that results in any employee receiving more than US$100,000 per year in salary and benefits;

•	borrow any amount, or incur any indebtedness or liability outside of the ordinary course of business, or borrow any amount or incur any indebtedness or liability in the ordinary course of business, in excess of US$2,000,000 during any fiscal year;

•	grant any guarantee;

•	grant any loan in excess of US$500,000;

•	declare or distribute any dividend or amend our dividend policy;

•	adopt or make any change to our fiscal year;

•	initiate or settle any material litigation concerning more than US$1,000,000 in any fiscal year;

•	adopt, amend or terminate our standard employment contracts or benefit plans for our directors and executive officers; and

•	materially change our business scope, nature and/or activities.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association allow our shareholders and the public to inspect our register of shareholders, which will be available for inspection at our principal offices at 5th Floor, Union Plaza, 20 Chaowai Street, Chaoyang District, Beijing 100020, PRC. In addition, we will provide our shareholders with annual audited consolidated financial statements.

See “Where you can find more information.”

Recent history of share capital

Certain transactions have occurred over the past three years which have resulted in changes in the amount and ownership of our issued share capital, as follows:

In May 2002, Jitter Bug owned four ordinary shares of our company, which represented 100.0% of our outstanding shares at that time. Pursuant to four agreements each dated February 22, 2002, Jitter Bug sold a 6.0% ownership interest in our company, which is currently equal to 1,320,000 ordinary shares, for an aggregate consideration of HK$40 to Messrs. Ren, Wu, Fork and Lee, who were all executive officers of our company at that time.

On September 27, 2003, we issued 21,999,996 additional ordinary shares to Jitter Bug and Jitter Bug simultaneously transferred 100.0% of the equity interest in Ixworth to us.

In October and December 2003, we entered into certain transactions with Jitter Bug and certain other investors pursuant to which we raised HK$93.6 million in new equity capital. We refer to UOB, Titan I, Titan II and CFM as the Group A Purchasers; CEA and MMFI as the Group B Purchasers; AOF and AIA as the Group C Purchasers; and Titan I, Titan II and CFM as the Group D Purchasers.

On October 3, 2003, we entered into a sale and purchase agreement with the Group A Purchasers and Jitter Bug, or the Group A Purchase Agreement, pursuant to which Jitter Bug sold 1,872,000 ordinary shares to the Group A Purchasers for an aggregate price of HK$46.8 million, to be adjusted based on our financial performance in 2003.

On October 8, 2003, we entered into a sale and purchase agreement with the Group B Purchasers and Jitter Bug, or the Group B Purchase Agreement, pursuant to which Jitter Bug sold 1,248,000 ordinary shares to the Group B Purchasers for an aggregate price of

HK$31.2 million, to be adjusted based on our financial performance in 2003. In connection with such sale, on October 8, 2003, Jitter Bug entered into a share charge with each of the Group B Purchasers pursuant to which Jitter Bug pledged 1,872,000 and 624,000 ordinary shares to CEA and MMFI, respectively, to secure Jitter Bug’s obligation to make certain purchase price adjustments under the Group B Purchase Agreement and its obligations with respect to the put option granted to the Group B Purchasers in the Group B Purchase Agreement.

On October 8, 2003, we entered into a subscription agreement with Ever Praise pursuant to which we issued and sold 780,000 ordinary shares to Ever Praise for an aggregate price of HK$19.5 million.

On October 9, 2003, we entered into a share subscription agreement, with the Group C Purchasers, Jitter Bug, Mr. Wang and Ms. Dong, or the Group C Purchase Agreement, pursuant to which we issued and sold 2,496,016 ordinary shares to the Group C Purchasers for a price of HK$62.4 million, or approximately US$8.0 million. We received an initial payment of HK$39.0 million, or approximately US$5.0 million, and issued 2,496,000 ordinary shares against such consideration. The Group C Purchasers deposited US$3.0 million of the purchase price into an escrow account and such funds were to be released to us, in exchange for 16 ordinary shares, if we achieved consolidated audited earnings before tax, minority interests and extraordinary items, or EBTMI, of not less than HK$100.0 million under accounting principles generally accepted in Hong Kong for 2003. We achieved the pre-determined milestones and received the US$3.0 million from escrow on September 1, 2004. Sixteen ordinary shares were issued to the Group C Purchasers on October 6, 2004. In connection with such sale Jitter Bug entered into a share charge with the Group C Purchasers on October 22, 2003 pursuant to which Jitter Bug pledged 2,745,616 ordinary shares to the Group C Purchasers to secure the performance of our obligations under the put option granted to the Group C Purchasers in the Group C Purchase Agreement. On October 22, 2003, Jitter Bug also entered into a tax indemnity with the Group C Purchasers pursuant to which Jitter Bug will indemnify the Group C Purchasers against all losses, damages, costs, expenses, penalties and interest incurred by our company or any of our subsidiaries in connection with any claim made against our company or any of our subsidiaries.

On October 16, 2003, we entered into a sale and purchase agreement with Huitung and Jitter Bug pursuant to which Jitter Bug sold 624,000 ordinary shares to Huitung for an aggregate price of HK$15.6 million, to be adjusted based on our financial performance in 2003.

On December 11, 2003, we entered into a subscription agreement with the Group D Purchasers and Jitter Bug, or the Group D Purchase Agreement, pursuant to which we issued and sold 374,400 ordinary shares to the Group D Purchasers for an aggregate price of HK$9.36 million, to be adjusted based on our financial performance in 2003.

On December 11, 2003, we entered into a subscription agreement with Jitter Bug and Ferndale pursuant to which we issued and sold 93,600 ordinary shares to Ferndale for an aggregate price of HK$2.34 million, to be adjusted based on our financial performance in 2003.

We believe the purchases of our ordinary shares by the Group A Purchasers, Group B Purchasers, Group C Purchasers and Group D Purchasers took place in the ordinary course of their respective businesses; we have been informed that at the time of such purchases such purchasers had no agreements or understandings, directly or indirectly, with any person to distribute the ordinary shares they purchased. AOF and AIA have represented to us that they are affiliated with certain U.S. registered broker-dealers.

In addition to the foregoing, on November 18, 2003, we granted options to purchase 2,574,400 ordinary shares at the exercise price of HK$25 per share under our 2003 Plan, which were granted to our employees. The term of the subject options is nine years and six months. No consideration was payable in connection with these grants. On October 6, 2004, Shuang Wang exercised options to purchase 87,456 ordinary shares and Min Dong exercised options to purchase 35,296 ordinary shares.

Prior to this offering, we completed a series of reorganization transactions in order to acquire the 10.0% interest in Beijing New Take and Ninetowns Times previously owned by Value Chain. Prior to such reorganization transactions, Value Chain indirectly owned a minority interest in Beijing New Take and Ninetowns Times through its subsidiaries, Better Chance and APL, respectively. Pursuant to a share sale and purchase agreement dated June 30, 2004 entered into among Value Chain, Better Chance, APL and us, we acquired from Value Chain all of its interests in Better Chance and APL for an aggregate purchase price of US$27,805,753, which was comprised of 2,002,312 ordinary shares, or the exchange shares, valued at US$10.95 (approximately HK$85.25) per ordinary share, for a total value of US$21,929,213 for the exchange shares, and US$5,876,540 in cash.

The purchase price for the exchange shares was agreed through arm’s-length negotiations between the holders of the minority interests and our company. In the absence of a quoted market price for the exchange shares, we estimated the exchange shares’ fair value in consultation with the representative of our underwriters and our financial advisor based on an analysis of other publicly traded companies that are comparable to our company. We believe this is a generally accepted valuation methodology. The estimate of fair value was primarily based on prevailing market conditions as of the date of purchase and in particular quoted prices for shares of these comparable publicly traded companies. We believe the fair value so determined represents the approximate price at which we could have sold the exchange shares to the public on that date.

The cash paid per ordinary share by the Group C and D Purchasers was the product of arm’s-length negotiations between our company and the third party investors. These negotiations were completed in the fourth quarter of 2003, which was six to eight months prior to the acquisition of the minority interest.

We attribute the difference of HK$60.25 between the value ascribed to the exchange shares and the price paid by the Group C Purchasers and Group D Purchasers to the following factors:

•	We had not yet begun preparation of this offering in the fourth quarter of 2003 at which time the Group C Purchasers and Group D Purchasers purchased our ordinary shares and, as a result, we were required to provide the Group C Purchasers and Group D Purchasers a significant discount from the trading prices of comparable publicly traded companies due to (i) the illiquidity of our ordinary shares and (ii) the risk that our company would not achieve its business and financial goals.

•	As of June 30, 2004, we achieved strong growth in our net income which increased by 62.6% to RMB55.9 million in the first six months of 2004, compared to RMB34.4 million in the first six months of 2003. Due to these strong results and the initiation of the offering process, no discounts were applied to the estimated market value of our exchange shares.

Differences between the exchange shares’ fair value of US$10.95 per share and the mid-point of the IPO price range may be attributable to the following factors:

•	Price-to-earnings ratios of companies comparable to our company have increased since June 30, 2004. In addition, the success of recent IPOs undertaken by PRC companies is indicative of strong demand for equity interests in PRC companies in the information technology sector in which our company will trade.

•	Our net income increased by 213.4% to RMB91.2 million in the first nine months of 2004, compared to RMB29.1 million in the first nine months of 2003.

•	The PRC Inspections Administration agreed to the commercial roll-out of our iProcess.CIQ suite of products to help expand its electronic processing initiative in line with the “Three Digitizations Project.” As a result, we increased our internal estimates of future revenues.

We have determined the price range of our ADSs for this offering with the representative of the underwriters and, as in most offerings like this offering, did not seek the services of a third party valuation specialist in setting this range. See “Underwriting.”

We believe that the issuance of the foregoing 27,869,080 shares was exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder regarding transactions involving offshore sales to non-U.S. persons. We based this determination on our own due diligence and on written representations of the purchasers.

Extraordinary shareholders’ rights

Termination agreement

On November 2, 2004, AOF, AIA, Ever Praise, Titan I, Titan II, CFM, CEA, MMFI, UOB and Huitung, who we collectively refer to herein as the Initial Shareholders, Ferndale, and Jitter Bug, Mr. Wang and Ms. Dong entered into a termination agreement with us in connection with the termination of the extraordinary shareholders’ rights that currently exist under our October 22, 2003 shareholders’ agreement and certain other agreements among our shareholders, or the 2003 Agreements. The termination agreement will become effective immediately prior to the execution of an underwriting agreement relating to this offering, and will be subject to the closing of this offering. If the closing does not occur, the termination agreement will be of no effect. In addition, Jitter Bug intends to enter into termination agreements in respect of the share charges with each of (1) AOF and AIA, (2) CAE and (3) MMFI prior to the offering. After termination, other than the tax indemnity provided by Jitter Bug to AOF and AIA, all of the following extraordinary shareholder rights or rights among the shareholders under our October 22, 2003 shareholders’ agreement, as well as the other agreements described below, will cease and be of no further effect. However, the Initial Shareholders and Ferndale retain their rights to seek relief from our company, Jitter Bug Mr. Wang and Ms. Dong for any loss sustained as a result of a breach of a representation or warranty under the 2003 Agreements as of the date the representation or warranty was made and as of the completion dates thereunder. Mr. Wang and Ms. Dong also agreed not to sell any of the ordinary shares they own as of the date of the closing of this offering until the earlier of 15 months after the closing or when AOF and AIA hold, in the aggregate, less than 1,248,008 ordinary shares. Jitter Bug agreed not to sell the ordinary shares it owns as of the date of the closing of this offering until the earlier of 15 months after the closing or when AOF and AIA hold, in the aggregate, less than 1,248,008 ordinary shares except that it may sell its ordinary shares 180 days after the closing of this offering as a part of a registered offering or private placement together with our company and/or other shareholders subject to AOF’s prior consent. Jitter Bug, Mr. Wang and Ms. Dong also agreed to non-competition and non-solicitation of employees restrictions in the termination agreement.

Shareholders’ Agreement

Pursuant to our shareholders’ agreement dated October 22, 2003 among the Initial Shareholders, Jitter Bug, Mr. Wang, Ms. Dong and us, certain of our shareholders have the following extraordinary rights:

Appointment of director by AOF

AOF has the right to appoint one person to our board of directors as a non-executive director.

Voting rights

All holders of our ordinary shares on our register of members have the right to vote at a meeting of the shareholders. A quorum required for a meeting of shareholders consists of three shareholders present or by proxy and must include at least one of AOF or AIA.

Notwithstanding anything to the contrary contained in our amended and restated memorandum and articles of association and the limitations prescribed by the Companies Law, we may not, among other actions, (i) take certain corporate actions such as amending, modifying or changing any rights, preferences, privileges, liabilities or powers of, or any restrictions provided for the benefit of the ordinary shares; (ii) carry out any action that authorizes, creates or issues shares of any class having preferences superior to or on a parity with the ordinary shares; (iii) issue or allot any of our or our subsidiaries’ shares, securities or equity interests that would dilute the respective percentage ownership of any shareholder generally; (iv) issue or grant any warrants, options or similar rights conferring on any person a right to acquire any ordinary shares, securities or equity interest of our company or our subsidiaries; (v) carry out any action that reclassifies or converts any of our issued or outstanding shares into shares having preferences superior to or on a parity with the preference or priority of the ordinary shares; (vi) increase or reduce our authorized, issued or registered capital or that of our subsidiaries; or (vii) create, grant or issue any option, warrant or similar rights for ordinary shares in our company or our subsidiaries generally, without the affirmative vote of the director appointed by AOF in a meeting of our board of directors or of the Group C Purchasers in a meeting of the shareholders.

Right of first offer

Subject to the consent of the Group C Purchasers and certain exceptions set forth in the shareholders’ agreement, we may not authorize, create or issue any shares or securities of any class and may not authorize, issue or grant any options, warrants, conversion rights or other rights to purchase or acquire any shares or securities of any class without first offering to the other shareholders the right to purchase and subscribe the amount of shares or securities of any class or kind we propose to issue, such shares or securities to be referred to herein as the Pre-emptive Securities, on a pro rata basis to the extent necessary to maintain such shareholders’ proportionate beneficial ownership interest in our company on a fully diluted basis, or the Pro Rata Portion. All shareholders also have the right to over-subscribe up to the balance of the Pre-emptive Securities not so purchased if any shareholder fails to purchase or accept its Pro Rata Portion.

Right of first refusal

Subject to certain exceptions set forth in the shareholders’ agreement, before any shares are sold, transferred or disposed of by any shareholder, other than the Initial Shareholders, such shareholder to be referred to herein as a Transferor, the Initial Shareholders have the right of first refusal to purchase up to the ratio of the number of shares held by such Initial Shareholder to the total number of shares held by the Initial Shareholders, or the Pro Rata Shares, of all or any of such shares that such shareholder is offering to sell, such shares to be referred to as the Offered Shares. The Initial Shareholders also have the right to over-subscribe up to the balance of the Offered Shares not so purchased if any Initial Shareholder fails to purchase or accept any or up to its Pro Rata Share of the Offered Shares.

Co-sale rights

Each of the Initial Shareholders has the right to participate, on a pro rata basis, in any sale or disposal by any shareholder, other than the Initial Shareholders, to a proposed transferee by delivering a written notice to the Transferor, specifying the number of ordinary shares such Initial Shareholder desires to sell to the proposed transferee.

Drag along rights

If there is no qualified initial public offering by December 31, 2004, the Initial Shareholders singly or together representing 50.0% or more of the ordinary shares have the right, at any time after December 31, 2004, to propose to sell all their ordinary shares to any interested buyer of their choice. Those Initial Shareholders have the option to require all other shareholders to sell an amount of their respective ordinary shares of our company, representing at least 51.0% of the effective interests in our PRC subsidiaries held through our company, by delivering written notice of their decision to compel the other shareholders to participate in such sale.

Sale and Purchase Agreements; Subscription Agreements; Share Subscription Agreement; Share Charges; Tax Indemnity

Put options from sale and purchase agreements; share charges

Pursuant to the Group A Purchase Agreement, in consideration of the payment of HK$1 by each Group A Purchaser, Jitter Bug granted an option to each of the Group A Purchasers to sell all their ordinary shares to Jitter Bug at a price equal to their original investment in such shares, to be adjusted based on our consolidated audited earnings before tax, minority interests and extraordinary items, or our financial performance, for 2003, plus an amount equal to a 10.0% annual rate of return on the investment, if we are not successful in implementing an initial public offering of our shares on the Main Board at a price that will generate an annual return rate of at least 35.0% on their original investment in such shares from the date of the effective transfer of the sale shares from Jitter Bug to the Group A Purchasers, by December 31, 2004.

Pursuant to the Group B Purchase Agreement, in consideration of the payment of HK$1, Jitter Bug granted an option to each of the Group B Purchasers to sell all their ordinary shares to Jitter Bug at a price equal to their original investment in such shares, to be adjusted based on our financial performance for 2003, plus an amount equal to a 10.0% annual rate of return on the investment, if we are not successful in implementing an initial public offering of our shares on the Main Board at a price that will generate an annual return rate of at least 35.0% on their original investment in such shares from the date of effective transfer of the sale shares from Jitter Bug to the Group B Purchasers, by December 31, 2004. In connection with such sale, on October 8, 2003, Jitter Bug entered into a share charge with each of the Group B Purchasers pursuant to which Jitter Bug pledged 1,872,000 and 624,000 ordinary shares to CEA and MMFI, respectively, to secure Jitter Bug’s obligation to make certain purchase price adjustments under the Group B Purchase Agreement and its obligations with respect to the put option granted to the Group B Purchasers in the Group B Purchase Agreement.

Pursuant to a sale and purchase agreement with Huitung and Jitter Bug, dated October 16, 2003, in consideration of the payment of HK$1, Jitter Bug granted an option to Huitung to sell all of its ordinary shares to Jitter Bug at a price equal to its original investment in such shares, to be adjusted based on our financial performance for 2003, plus an amount equal to a 10.0% annual rate of return on the investment, if we are not successful in implementing an initial public offering of our shares on the Main Board at a price that will generate an annual return rate of at least 35.0% on its original investment in such shares from the date of effective transfer of the sale shares from Jitter Bug to Huitung, by December 31, 2004.

Put options from subscription agreements and share subscription agreement; share charge

Pursuant to the Group C Purchase Agreement, in consideration of the payment of HK$50 by each of the Group C Purchasers, we granted an option to each of the Group C Purchasers to sell all their ordinary shares to us at a price equal to their original investment in such shares plus an amount equal to an internal rate of return of 10.0% per year on the investment from the completion date of such equity offering (such amount shall be an absolute return of at least 10.0% if the option is exercised within one year from the completion date of such equity offering), if we are not successful in implementing a qualified initial public offering by December 31, 2004, or certain parties breached their respective undertaking in the agreement or any of the warranties in the agreement are untrue or misleading in any material respect. In connection with such sale, on October 22, 2003, Jitter Bug entered into a share charge with the Group C Purchasers pursuant to which Jitter Bug pledged 2,745,616 ordinary shares to the Group C Purchasers to secure the performance of our obligations under the put option granted to the Group C Purchasers in the agreement.

Pursuant to the Group D Purchase Agreement, in consideration of the payment of HK$1, we granted an option to the Group D Purchasers to sell all their ordinary shares to us at a price equal to their original investment plus an amount equal to a 10.0% internal rate of return on the investment, if we are not successful in implementing a qualified initial public offering by December 31, 2004.

Pursuant to a subscription agreement with Ferndale Associates Limited, or Ferndale, and Jitter Bug, dated December 11, 2003, in consideration of the payment of HK$1, we granted an option to Ferndale to sell all its ordinary shares to us at a price equal to its original investment, plus an amount equal to a 10.0% internal return rate on the investment, if we are not successful in implementing a qualified initial public offering by December 31, 2004.

Right to indemnity under tax indemnity

On October 22, 2003, Jitter Bug entered into a tax indemnity with the Group C Purchasers pursuant to which Jitter Bug agreed to indemnify the Group C Purchasers against all losses, damages, costs, expenses, penalties and interest incurred by us or any of our subsidiaries in connection with any claim made against us or any of our subsidiaries.

Description of American Depositary Receipts

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and a statement will be mailed to you which reflects your ownership interest in such ADSs. In our description, references to ADRs includes the statements you will receive reflecting your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of our ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share dividends and other distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying ordinary shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof, to the extent applicable, on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible under applicable law, rules or regulations or impracticable (e.g., because it is de minimus in size or quantity, or because an applicable law, rule or regulation requires registration with or approval from a governmental entity) with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis (i.e., in accordance with then-current market practice in the currency markets using market rates), (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time as determined by the depositary and (4) making any sale by public or private means in any commercially reasonable manner as determined by the depositary. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Ordinary shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

•	Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if we do not furnish such evidence or if the depositary determines it is not practical (i.e., inconsistent with then-current market practice; de minimus in size or quantity; or contrary to applicable laws, rules or regulations, in each case as determined by the depositary) to distribute such rights, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable (i.e., providing fair and equal treatment to all holders of ADSs; inconsistent with then-current market practice; de minimus in size or quantity; or contrary to applicable laws, rules or regulations, in each case as determined by the depositary) or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, ordinary shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, withdrawal and cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

Ordinary shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares, including those being deposited by or on our behalf in connection with this offering, for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADS not be held through the depositary’s direct registration system and that a certificated ADRs be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your certificated ADR at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver at the Custodian’s office the underlying ordinary shares at the time represented by the

ADSs evidenced by the ADR. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges;

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities; or

•	production of proof by the ADR holder of identification and other information deemed necessary or proper by the depositary.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs, subject to Cayman Islands laws and the provisions of our amended and restated memorandum and articles of association. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as is practical, subject to Cayman Islands laws and the provisions of our amended and restated memorandum and articles of association, to vote or cause to be voted the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, provided they act in good faith, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Any voting materials sent to ADR holders by the depositary will be sent via U.S. mail.

Record dates

The depositary may fix record dates for the determination of the ADR holders who will be:

•	responsible for the fee assessed by the depositary for administration of the ADR program and any other expenses;

•	entitled to receive a dividend, a distribution or rights;

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities; or

•	entitled to receive any notice or to act in respect of other matters that only the ADR holders are entitled to receive or perform;

all subject to the provisions of the deposit agreement.

Reports and other communications

Will I be able to view our reports?

The depositary will make available for inspection, at the offices of the depositary and the custodian, by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our ordinary shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, summaries of them to ADR holders via U.S. mail.

Fees and expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered.

To the extent not prohibited by the rules of the primary stock exchange or interdealer quotation system upon which the ADSs are traded, the following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers, split-up or combination of certificated ADRs made;

•	a fee of US$0.02 or less per ADS, or portion thereof, for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.02 per ADS, or portion thereof, per year for the expenses which are incurred by the depositary in administering our ADR program;

•	a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities, treating all such securities as if they were ordinary shares, but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those entitled thereto (such fee may be deducted from any cash distributions being made or, if no cash distribution is involved, from the sale of deposited securities);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary or its custodian, including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment, in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any distributions in respect of deposited securities, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, recapitalizations and mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in the deposited securities.

Amendment and termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges, other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair your right to surrender your ADR and receive the underlying securities. If a governmental body or a regulatory authority adopts new laws or rules which require the deposit agreement or the form of ADR to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days’ prior notice, and it must do so at our written direction. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the proportionate benefit of ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary will have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on obligations and liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation any ADRs, the delivery of any distribution in respect thereof, we, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the ordinary shares on the books maintained by or on our behalf for the transfer and registration of ordinary shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, regulation of the United States, the PRC, the Cayman Islands or any other country, or of any governmental or regulatory authority or stock exchange, the provisions of or governing any deposited securities, act of God, war, terrorism or other circumstance beyond its control will prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADR provides will be done or performed by it;

•	it exercises or fails to exercise any discretion given it in the deposit agreement or the ADRs;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense, including fees and disbursements of counsel, and liability is furnished as often as we require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary and its agents will not be responsible for failing to carry out instructions to vote the deposited securities, provided they act in good faith, for the manner in which such vote is cast or the effect of the vote. In no event will the depositary, our company or our respective agents be liable for any indirect, special, punitive or consequential damages.

The depositary and its agents may own and deal in deposited securities and in ADRs.

Disclosure of interest in ADSs

From time to time we may request you and other holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

Requirements for depositary actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities, unless the deposit agreement provides otherwise, until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADRs, the deposit of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs, or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Books of depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at the depositary’s office during regular business hours, but solely for the purpose of communicating with other holders in the interest of our business or matters relating to the deposit agreement. The register may be closed from time to time, when the depositary thinks necessary or requested by us.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

The depositary may issue ADRs prior to the deposit with the custodian of ordinary shares, or rights to receive ordinary shares. This is called a pre-release of the ADR. A pre-release is closed out as soon as the underlying ordinary shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADRs only if:

•	the depositary has received collateral for the full market value of the pre-released ADRs; and

•	each recipient of pre-released ADRs agrees in writing that he or she:

•	owns the underlying ordinary shares;

•	assigns all beneficial rights, title and interest in such ordinary shares to the depositary;

•	holds such ordinary shares for the account of the depositary; and

•	will deliver such ordinary shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADRs will not evidence more than 30.0% of all ADSs outstanding at any given time, excluding those evidenced by pre-released ADRs. However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADRs and its charges for issuance thereof.

Shares eligible for future sale

Upon completion of this offering, we will have 34,391,834 ordinary shares outstanding. Of these ordinary shares, the 9,600,000 ordinary shares underlying the ADSs sold in this offering, or 11,040,000 ordinary shares if the over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, except for any ordinary shares underlying the ADSs sold in this offering purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. We believe our remaining outstanding ordinary shares were issued to our existing shareholders under Regulation S of the Securities Act and may be resold pursuant to an exemption from registration. Ordinary shares held by our affiliates are “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, restricted securities may be sold outside the United States pursuant to Regulation S.

Lock-up agreements

We and our directors, officers and our current shareholders have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities Inc., subject to certain exceptions, neither we nor any of our directors or officers will, for a period of 180 days following the date of this prospectus, offer, sell, or contract to sell, directly or indirectly, or otherwise dispose of any of our ADSs, our ordinary shares or any economic interests therein. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose securities are aggregated, who has beneficially owned restricted securities for at least one year, including a person who may be deemed our affiliate, would be entitled to sell within any three-month period a number of our ordinary shares that does not exceed the greater of 1.0% of the number of our ordinary shares then outstanding, which will equal approximately 343,918 ordinary shares immediately after this offering, or the average weekly trading volume of the ordinary shares, as represented by the ADSs on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under 144(k), a person who:

•	is not deemed to have been our affiliate at any time during the three months preceding a sale;

•	beneficially owned our ordinary shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate; and

•	is not an affiliate at the time of the sale,

is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Subject to applicable lock-up periods, beginning 90 days after the date of this prospectus, any of our employees, officers, directors or consultants who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner of sale requirements.

Share option plans

As of September 30, 2004, options to purchase 2,574,400 of our ordinary shares were granted and outstanding. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting and exercise provisions of the options, Rule 144 volume limitations applicable to our affiliates and the lock-up agreements. We intend to file a registration statement under the Securities Act covering a total of 4,374,400 ordinary shares reserved for issuance under our 2003 Plan and 2004 Plan. Such registration statement is expected to be filed within 90 days after the date of this prospectus and will automatically become effective upon filing. Following such filing, ordinary shares registered under such registration statement will, subject to the lockup agreements and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market upon the exercise of vested options 90 days after the effective date of this offering.

Regulation

Political, legal, economic and social considerations in China

Since 1979, many laws and regulations dealing with economic matters with respect to general foreign investment have been promulgated in China. In 1982, the PRC National People’s Congress amended the PRC Constitution to authorize foreign investments and guarantee the “lawful rights and interests” of foreign investors in China. In 2003, the PRC Constitution was further amended to recognize the right to private property for all PRC citizens. Subsequent legislation has enhanced significantly the protection afforded to foreign and domestic investors and allowed more active control of investors over their private enterprises in China. In the last two decades, the PRC government has introduced substantial economic and legal reforms. However, the legal system of the PRC is still underdeveloped when compared to the systems of the advanced western nations. The implementation and interpretation of existing laws may therefore be uncertain.

Foreign investment policies

According to the Foreign Investment Industry Policy Guidelines promulgated on March 4, 2002, as amended, foreign investors are encouraged to invest in the development and manufacturing of software products. No restrictions or prohibition is currently imposed on the foreign ownership of businesses engaged in the development and production of software products in China.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, the ownership structures, businesses and operations of our subsidiaries in China comply with all existing PRC laws, rules and regulations. In addition our PRC counsel has confirmed that no consent, approval or license, other than those already obtained, is required for such ownership structures, businesses and operations or this offering to comply with existing PRC laws rules and regulations.

Regulation of the software industry

Software copyright

The State Council of the PRC, or the State Council, promulgated the Regulations for the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, and such regulations became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed and exists in a physical form will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software products.

Under the Software Protection Regulations, PRC citizens, legal persons and organizations enjoy copyright protection for computer software they develop, regardless of whether the software has been published. In addition, foreigners or any person without a nationality enjoy copyright protection of computer software they develop, if such computer software was first distributed in China.

Under the Software Protection Regulations, software copyright holders enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. The software copyright comes into being on the day of completion of its development. In the case of software developed by legal persons and other organizations, the protection period is 50 years and ends on the thirty-first day of December of the fiftieth year from the date the software product was first published. However, the Software Protection Regulations will not protect the software if it has never been published within 50 years since the completion of development. A written license contract is required to license the right to use the software copyright and a written assignment contract is required for transfer of any software copyright.

Enforcement actions available under the Software Protection Regulations against infringements of copyright include, among other things, cessation of the infringement, elimination of the effects, apology, compensation for losses and other civil responsibilities. Disputes regarding infringements of software copyright can be mediated. In addition, the parties may apply for arbitration in accordance with the arbitration provision set forth in the copyright contract or the arbitration agreement otherwise entered into between or among the parties. If the parties do not have an arbitration agreement, they can resolve the dispute through the PRC courts.

Software copyright registration

Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was adopted at the 15th Meeting of the Standing Committee of the Seventh National People’s Congress on September 7, 1990 and effective from June 1, 1991, works including computer software developed by PRC citizens, legal persons or other entities without legal personality, whether published or not, are protected under the Copyright Law. On February 20, 2002, the State Copyright Administration of the PRC promulgated the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Regulations for the Protection of Computer Software and to promote the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will be the copyright owner and the natural person, legal person or other organization in whom the software copyright becomes vested through succession, assignment or inheritance.

Pursuant to the Registration Procedures, the software to be registered must (i) have been independently developed or (ii) significantly improve in its function or performance after modification from the original software, with the permission of the original copyright owner. If the software being registered is developed by more than one person, the copyright owners may nominate one person to handle the copyright registration process on behalf of the other copyright owners. If the copyright owners fail to reach an agreement with respect to the registration, any of the copyright owners may apply for registration but the names of the other copyright owners must be recorded on the application.

The parties to a software copyright assignment contract or exclusive licensing contract may apply to the Copyright Protection Center of the PRC, or CPC, for registration of such contracts. In registering a contract, the following materials must be submitted: (1) a completed contract registration form; (2) a copy of the contract; and (3) the applicant’s identification documents.

The CPC will complete its examination of an accepted application within 60 days of the date of acceptance. If an application complies with the requirements of the Software Protection Regulations and the Registration Procedures, a registration will be granted, a corresponding registration certificate will be issued and the registration will be publicly announced.

Software products registration

On October 27, 2000, the Ministry of Information Industry of the PRC, or the MII, issued the Measures Concerning Software Products Administration, to regulate and administer software products and promote the development of the software Industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered with the relevant authorities.

To produce software products in China, the software production units should meet certain requirements, such as the possession of (i) enterprise legal person status and a scope of operations which includes the computer software business; (ii) a fixed production site; (iii) conditions and technologies for producing software products; and (iv) quality control measures and capabilities for the production of software products. Software developers or producers are allowed to sell their registered software products independently or through agents, or by way of licensing. If the software products are sold through a distribution agent, there must be a contract between the software developer and the agent, and between the agent and its sub-agents, if any, specifying the distribution rights, distribution territory and distribution term as well as the technical services to be provided by the distribution agent. The MII and other relevant departments may carry out supervision and inspection over the development, production, operation and import/export activities of software products in China.

Policies to encourage the development of software and integrated circuit industries

On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of the software and integrated circuit industries in China and to enhance the international competitiveness of the PRC information technology industry. The Policies encourage the development of the software and integrated circuit industries in China through various methods, including:

(i)	encouraging investment in the software industry and providing or assisting software enterprises to raise capital overseas;

(ii)	providing tax incentives, including a tax rebate for taxpayers who sell self-developed software products, before 2010, the amount of the 17.0% statutory value added tax that exceeds 3.0%, will be refunded immediately when paid. There is a full exemption from the PRC enterprise income tax for two years starting from the first profit-making year of operations and a 50.0%-relief from the PRC enterprise income tax for the following three years for recognized newly established enterprises that are engaged in the software industry. The software enterprises of particular importance pursuant to the state stipulations, which do not enjoy any tax exemption benefit in a given year, will be subject to a reduced enterprise income tax rate of 10.0% in that year. Moreover, software enterprises that import certain equipment for the development of their self-developed software, with limited exemptions, are also entitled to the exemption of import related value-added tax;

(iii)	providing government support, such as government funding in the development of software technology;

(iv)	providing preferential treatment, such as credit facilities with low interest rates to enterprises that export software products;

(v)	taking various strategies to ensure the software industry has sufficient expertise; and

(vi)	implementing measures to enhance intellectual property protection in China.

Regulation of foreign exchange and dividend distribution

Foreign exchange

The principal regulations governing foreign exchange in China are the Foreign Exchange Control Rules (1996), as amended. On June 20, 1996, the People’s Bank of China promulgated the Administration Rules of Settlement, Sale and Payment of Foreign Exchange, or the FX Administration Rules, which became effective on July 1, 1996.

Under the FX Administration Rules, Renminbi is generally freely convertible for trade and service-related foreign exchange transactions, but not for foreign direct investment, foreign loans or issuance of securities outside China unless the prior approval of the State Administration for Foreign Exchange of the PRC, or SAFE, is obtained.

Pursuant to the FX Administration Rules, foreign investment enterprises in China generally may purchase foreign exchange without the approval or review of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, under current account items. However, the relevant PRC government authorities may limit or eliminate the ability of foreign investment enterprises to purchase and retain foreign currencies in the future. Foreign investment enterprises are permitted to distribute their profits or dividends in foreign currencies out of their foreign exchange accounts or exchange Renminbi for foreign currencies through banks authorized to conduct foreign exchange business.

Dividend distribution

The principal PRC regulations governing the distribution of dividends by our wholly foreign-owned enterprises are (i) The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000; and (ii) Implementation Regulations under the Wholly Foreign-Owned Enterprise Law (2001).

Under these regulations, wholly foreign-owned enterprises in China may only pay dividends out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax income each year, if any, to fund a reserve fund until the accumulated reserve amounts to 50.0% of its registered capital. It is also required to set aside funds for the employee bonus and welfare fund from its after-tax income each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

Regulation of the import/export industry

The State Administration for Quality Supervision and Inspection and Quarantine of the PRC

In April 2001, the PRC Inspections Administration was established by combining the former State Import and Export Commodity Inspection Quarantine Bureau of the PRC and the State Quality and Technique Supervision Bureau of the PRC, which oversees the inspection work of import and export commodities for the PRC in accordance with the institutional reform plan of the State Council. The PRC Inspections Administration, which is primarily an administrative and law enforcement institution governing, among others, the health quarantine of imported and exported animals and plants, the inspection, appraisal, certification and supervision of imported and exported commodities, has the following responsibilities, among others:

•	executing the inspection and quarantine, appraising and supervising of import and export commodities;

•	implementing the quarantine and supervision for the import and export of animals and plants and the inspection, supervision and administration of the sanitary and food quality;

•	administering health registrations of import and export food products and their production units and external registration for export enterprises; administering the import and export inspection and quarantine marks, import safety licenses, and export quality licenses; and implementing the import and export-related quality authentication and accreditation;

•	administering the issuance of Origin Certificates for commodities and the general certificates of origin;

•	formulating the development plan of technologies for commodity inspection and quarantine; and

•	developing international cooperation and technology exchanges related to commodity inspection and quarantine and carrying out the implementation work relating to technological barriers to trade, as stipulated.

Customs General Administration of the PRC

PRC Customs, General Administration is the highest authority for supervising and administering the customs points for entering into and departing from the PRC and is responsible for customs administration throughout the nation.

The PRC Customs Law is intended to protect PRC sovereignty and interests and to strengthen the administration of customs supervision. In accordance with the PRC Customs Law, PRC Customs, General Administration has primary responsibility for:

•	supervising the entering into and departing from the PRC of transportation tools, goods, luggage, postal items and other articles;

•	collecting customs duties and other taxes and fees;

•	investigating and suppressing smuggling; and

•	preparing customs statistics and conducting other customs affairs.

Import/ Export license system

The import and export license system is an important administrative measure in the international trade regulations of the PRC. Since the early 1990’s, the PRC government has gradually relaxed its control over import activities including abandoning or reducing the range of import licenses, import quotas and import control. Since 1998, the PRC government has removed its control of import licenses and export quotas over a wide range of commodities which previously required import licenses. On December 10, 2001, the State Council issued the Regulations of the People’s Republic of China on Administration of Import and Export, or the Regulations, which apply to the import of goods into China and the export of goods from China, to standardize administration of import and export of goods and to promote the development of foreign trade in China. Pursuant to the Regulations, goods for importation are divided into three categories: (i) prohibited for imports, (ii) restricted for imports, and (iii) free for imports. The lists of prohibited and restricted imports is formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted imports are further divided into quota-controlled imports, license-controlled imports and tariff- and quota-controlled imports. Import quotas are distributed to quota applicants annually based on specific criteria. Import licenses are issued on a case-by-case basis. Exported goods are also divided into prohibited exports, restricted exports and free exports. The lists of prohibited and restricted exports is formulated by the State Council department responsible for foreign trade and economic cooperation after consulting other relevant State Council departments. Restricted exports are further divided into quota-controlled exports and license-controlled exports. Export quotas are distributed annually and may be distributed through direct allocation, invitation of bids or other methods. Export licenses are issued on a case-by-case basis. Under certain circumstances, the relevant State Council departments may take certain temporary measures to restrict or prohibit certain imports.

Administrative provisions on the Origin Certificate

All exporters may apply for origin certificates in respect of the products to be exported out of China. In compliance with the Implementation Rules of the Place of Origin for Export Goods of the PRC issued on April 1, 1992, which became effective on May 1, 1992, and the Provisions for the Issuance of the Origin Certificate for Export Goods of the PRC (Trial Implementation), which became effective on January 1, 1996, and to strengthen the administration of the issuance of Origin Certificates, the Ministry of Foreign Trade and Economic Cooperation, currently known as the Ministry of Commerce, promulgated the Administrative Provisions of the PRC on Origin Certificate on March 8, 1996, or the Administrative Provisions. The Administrative Provisions are aimed at facilitating the implementation of a national EDI project by the Ministry of Commerce. The Ministry of Commerce made use of the recommended standard form of the Origin Certificate issued by the then State Technology Supervision Administration of the PRC on July 1, 1996, to standardize and regulate the administration, subscription, printing, transportation, record-keeping, issuance, calculation and examination of the Origin Certificate, thus minimizing or eliminating the occurrence of forged or fake Origin Certificates. The new standard form of the Origin Certificate bears a uniform serial number.

Commodity quality inspection and quarantine inspection

Commodity quality inspection

The Law on the People’s Republic of China on Import and Export Commodity Inspection adopted by the Standing Committee of the Seventh National People’s Congress on February 21, 1989, which became effective on August 1, 1989, as amended on April 28, 2002, provides that all imported and exported commodities included in a published inspection list must be inspected in accordance with the relevant compulsory inspection standards or other standards specified by the state inspection authorities prior to export out of China or use or sale in China for imported goods. On October 23, 1992, the State Import and Export Commodities Inspection Bureau, with the approval of the State Council, promulgated the Implementing Provisions for Law of the People’s Republic of China on Import and Export Commodity Inspection, which stipulates particular requirements for the import and export commodity inspection.

Quarantine inspection

The Standing Committee of the PRC National People’s Congress adopted the Import & Export Animals and Plants Quarantine Law on April 1, 1992, which provides the legal basis for the quarantine inspection of animals, plants and other products and the containers and packaging materials used for transporting or packing these items. On December 2, 1996, the State Council issued Implementing Regulations for the Import & Export Animals and Plants Quarantine Law which provides detailed procedures for quarantine inspection of animals, plants and other products. The PRC Inspections Administration is currently responsible for carrying out import and export commodity inspections.

Taxation

Cayman Islands taxation

The following is a discussion of the material Cayman Islands tax consequences relating to an investment in our ADSs. It represents the opinion of Conyers Dill & Pearman, Cayman, our special Cayman Islands counsel.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from February 26, 2002.

United States federal income taxation

The following is the opinion of Paul, Hastings, Janofsky & Walker LLP as to the material United States federal income tax consequences of the purchase, ownership, and disposition of our ordinary shares or our ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of our ordinary shares or our ADSs could differ from those described below.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding our ordinary shares or our ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code,

•	persons that have a “functional currency” other than the U.S. dollar, and

•	persons owning or treated as owning 10.0% or more of any class of our stock.

This description generally applies to purchasers of our ordinary shares or our ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares or our ADSs that is:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the United States can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of our ordinary shares or our ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our ordinary shares or our ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of our ordinary shares or our ADSs.

For U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owners of the underlying shares represented by such ADSs.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of dividends and other distributions on our ordinary shares or our ADSs

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to our ordinary shares or our ADSs, other than certain pro rata distributions of our ordinary shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when actually or constructively received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares or our ADSs will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” The dividends will not be eligible for the dividends-received deduction allowed to corporations. Certain dividends received by non-corporate holders before January 1, 2009 may be subject to reduced rates of taxation if our ordinary shares or our ADSs are readily tradable on an established securities market in the U.S. such as The Nasdaq Stock Market and certain holding period and other requirements are met. Dividends paid by us will not qualify for reduced rates if we are a passive foreign investment company in the year in which the dividends are paid or in the preceding taxable year. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

Taxation of disposition of ordinary shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of our ordinary shares or our ADSs equal to the difference between the amount realized for our ordinary shares or our ADSs and the U.S. Holder’s tax basis in our ordinary shares or our ADSs. The gain or loss will be capital gain or loss and will be long term if the U.S. Holder has held our ordinary shares or our ADSs for more than one year. The maximum tax rate on long term capital gain is 15.0% for taxpayers other than corporations, which maximum tax rate will increase under current law to 20.0% for dispositions occurring during taxable years beginning on or after January 1, 2009. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize will generally be treated as United States source income or loss.

Passive foreign investment company

Special U.S. federal income tax rules apply to U.S. holders of shares of a foreign corporation that is classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income from time to time. The amount of goodwill will depend in part on the market value of our ADSs or ordinary shares, which may be especially volatile in a technology related enterprise. We have limited control over these variables and accordingly there can be no assurance that we will not be considered a PFIC for any taxable year. To the extent we do have control over these variables, we may take steps to reduce the material and adverse effect PFIC classification may have on our business, financial condition and results of operations.

If we are a PFIC in any year in which a U.S. Holder holds our ordinary shares or our ADSs, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of our ordinary shares or our ADSs in that year and all subsequent years, although a shareholder election to terminate such deemed PFIC status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC, the consequences of an investment in a PFIC, and the consequences of making a shareholder election to terminate deemed PFIC status if we no longer meet the income or asset test for PFIC status in a subsequent taxable year.

A company is considered a PFIC for any taxable year if either:

•	at least 75.0% of its gross income is passive income, or

•	at least 50.0% of the value of its assets, based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0%, by value, of the stock of such corporation.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or our ADSs, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on our ordinary shares or our ADSs and

•	any gain the U.S. Holder realizes from a sale or other disposition, including a pledge, of our ordinary shares or our ADSs,

unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125.0% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our ordinary shares or our ADSs will be treated as an excess distribution. Under these special tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for our ordinary shares or our ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income in the year of the distribution or gain, and

•	the amount allocated to each other year will be subject to tax as ordinary income at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our ordinary shares or our ADSs cannot be treated as capital, even if the U.S. Holder holds our ordinary shares or our ADSs as capital assets.

A U.S. shareholder of a PFIC may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the PFIC agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for our ordinary shares or our ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or our ADSs as of the close of the taxable year over the U.S. Holder’s adjusted basis in such ordinary shares or ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares or our ADSs over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on our ordinary shares or our ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares or our ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on our ordinary shares or our ADSs, as well as to any loss realized on the actual sale or disposition of our ordinary shares or our ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares ADSs. A U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on The Nasdaq Stock Market, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Under the U.S. Treasury regulations, our ADSs or ordinary shares would generally be considered regularly traded if the shares are traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities. You should consult your own tax advisors as to whether a mark to market election is available or advisable for your particular circumstances.

A U.S. Holder who holds our ordinary shares or our ADSs in any year in which we are a PFIC would be required to file IRS Form 8621 regarding distributions received on our ordinary shares or our ADSs and any gain realized on the disposition of our ordinary shares or ADSs.

Non-U.S. holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or our ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or our ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information reporting and backup withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or our ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or our ADSs paid within the United States (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Underwriting

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative, have severally agreed to purchase from us, and we have agreed to sell to them, the respective number of ADSs indicated in the following table. J.P. Morgan Securities Inc. is the representative of the underwriters and the global coordinator and sole bookrunner for this offering.

Name of underwriter	Number of ADSs

J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Jefferies Broadview, a division of Jefferies & Company, Inc.

Total	9,600,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are committed to take and pay for all of the ADSs offered by us and the selling shareholders if any ADS is taken. All sales of our ADSs in the United States will be made by U.S. registered broker/dealers. Sales of our ADSs outside the United States may be made by the underwriters directly or through their affiliated entities.

The selling shareholders have granted to the underwriters an option to purchase up to 1,440,000 additional ADSs within 30 days from the date of this prospectus, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the table above bears to the total number of ADSs listed next to the names of all underwriters in the table above. If the underwriters’ option is exercised in full, the total price to the public would be US$                    , the total underwriters’ discounts and commissions would be US$                    , the total proceeds to us, before the deduction of expenses, would be US$                    and the total proceed to the selling shareholders, before the deductions of expenses, would be US$                    .

The total underwriting discounts and commissions paid to the underwriters will be        % of the total offering price of the ADSs. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

Underwriting discounts and commissions

	No exercise of over-	Full exercise of over-
Name	allotment option	allotment option

Per ADS	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$                     million, of which US$                     million will be borne by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price for our ADSs will be determined by negotiations among us, the selling shareholders and the representative. We expect in determining the initial public offering price we will consider factors including our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, such as current market valuations of publicly traded companies considered comparable to our company. There can be no assurance that an active trading market for our ADSs will develop. It is also possible that after the offering, our ADSs will not trade in the public market at or above the initial public offering price.

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions and other advisors fees, that we expect to be incurred in connection with the offer and sale of our ADSs. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, all amounts are estimates. The underwriters have agreed to reimburse us for a certain amount of our expenses incurred in connection with this offering.

Securities and Exchange Commission Registration Fee(1)	US$
National Association of Securities Dealers, Inc. Filing Fee
Nasdaq National Market Listing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous Fees and Expenses

Total	US$

(1)	Consists of the registration fee for our ordinary shares on Form F-1 (Registration No. 333-120184) and for our ADSs on Form F-6 (Registration No. 333-120567).

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                    per ADS. The underwriters may allow, and such dealers may re-allow, a concession not in excess of US$                    per ADS to certain other dealers. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters.

We and our directors, officers and our shareholders have agreed with the underwriters that, without the prior written consent of the representative, which written consent must be provided on a pro rata basis to all shareholders if such consent is given to any one shareholder, neither we nor any of our directors, officers or shareholders will, for a period of 180 days following the date of this prospectus:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to any of our ADSs or ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or ordinary shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares;

whether any transaction described above is to be settled by the delivery of ADSs, our ordinary shares or such other securities, in cash or otherwise. Mr. Wang, Ms. Dong and Jitter Bug have agreed to further restrictions on the transfer of their ordinary shares in a termination agreement more fully described in “Description of share capital — Extraordinary shareholders’ rights — Termination agreement.”

The restrictions in the above paragraph applicable to us do not apply to:

•	the ADSs and the underlying ordinary shares to be sold in this offering; and

•	any ordinary shares to be issued upon the exercise of options granted under existing share option plans or an issuance of such securities to our officers, directors and employees.

We have applied for the quotation of our ADSs on the Nasdaq National Market under the symbol NINE.

We are not currently aware of any of our principal shareholders, directors, members of our management or any other persons intending to purchase more than 5.0% of the ADSs offered in connection with this offering.

The representative may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over- allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise, and if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Crosby Capital Partners (Hong Kong) Limited, or Crosby Limited, has acted as financial advisor to us in connection with this offering and will receive approximately US$                     million from us in compensation for such services. Crosby Limited is an investment bank headquartered in Hong Kong. The address of Crosby Limited is 2701 Citibank Tower, 3 Garden Road, Central, Hong Kong.

Certain of the underwriters or their affiliates are providing, have provided or may in the future provide investment banking and other financial services to us and our subsidiaries in the ordinary course of business and will receive customary compensation in connection therewith. The address of the representative, J.P. Morgan Securities Inc., is at 277 Park Avenue, New York, New York 10172.

Selling restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United Kingdom

Each of the underwriters has represented and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the date of the issuance of the ADSs, will not offer or sell any ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by it in relation to any ADSs, in, from or otherwise involving the United Kingdom; and

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to the underwriters.

France

Neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the Commission des Opérations de Bourse for approval (Visa) in France, and the ADSs will not be offered or sold and copies of this prospectus or any offering material relating to the ADSs may not be distributed, directly or indirectly, in France, except to qualified investors (investisseurs qualifiés) and/or a restricted group of investors (cercle restreint d’investisseurs), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and Décret no. 98-880 dated October 1, 1998.

Germany

This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) or any other German governmental authority. The ADSs may not be offered or sold and copies of this prospectus or any document relating to the ADSs may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act. No steps will be taken that would constitute a public offering of the ADSs in Germany.

Italy

The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998, or the Finance Law or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended, or the Issuers Regulation, applies including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of

September 1, 1993, as amended, or the Banking Law Consolidated Act, and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

The Netherlands

Each underwriter has represented and agreed that it has not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, each underwriter has represented and agreed that: (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia to only those persons as set forth in clause (i) above and (iii) such underwriter must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above and unless permitted under the Australian Corporations Act agrees not to sell or offer for sale within Australia any ADSs sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

People’s Republic of China

This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the People’s Republic of China. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the People’s Republic of China.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Each of the underwriters has represented, warranted and agreed that it has not offered or sold and will not offer or sell any ADSs nor make any ADSs the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (subject to certain filing requirements):

•	to an institutional investor or other person specified in Section 274 of the SFA;

•	to a sophisticated investor (as defined in Section 275 of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Hong Kong

Each of the underwriters has represented and agreed that:

•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and

•	it has not issued and will not issue any invitation, advertisement or document relating to the ADSs in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are intended to be disposed of only to professional investors (as defined under the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong) or otherwise permitted under such ordinance.

Japan

Each underwriter has acknowledged and agreed that the ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

Notice to Canadian residents

Resale restrictions

The distribution of our ADSs in the provinces of British Columbia, Alberta, Ontario and Quebec, Canada, or the Canadian Jurisdictions, is being made only on a private placement basis exempt from the requirements that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each of the Canadian Jurisdictions where trades of our ADSs are made. Any resale of our ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our ADSs. No securities commission or similar authority in Canada has in any way passed on the merit of the securities described herein and any representations to the contrary is an offence.

Representations of purchasers

Confirmations of acceptance of offers to purchase any ADSs will be sent to Canadian purchasers who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of ADSs resident in the Canadian Jurisdictions who receives a purchase confirmation, by the purchaser’s receipt thereof, makes the following representations and acknowledgements to us, the selling shareholders and any dealer who sells ADSs to such purchaser:

(a)	if resident in Ontario, represents that such purchaser is not an individual, is purchasing as principal and is an “accredited investor” as defined in Ontario Securities Commission Rule 45-501, or the Ontario Rule, and is purchasing a sufficient number of ADSs such that the aggregate acquisition cost to such purchaser is not less than CAN$500,000;

(b)	if resident in Québec, represents that such purchaser is either (i) a sophisticated purchaser as defined in sections 43, 44 and 45 of the Securities Act (Québec), or (ii) is purchasing a sufficient number of ADSs such that the aggregate acquisition cost to such purchaser is not less than CAN$150,000;

(c)	if resident in British Columbia, represents that such purchaser is not an individual and is an accredited investor as defined in Multilateral Instrument 45-103;

(d)	if resident in Alberta, represents that such purchaser is not an individual and is an accredited investor as defined in Multilateral Instrument 45-103;

(e)	represents that such purchaser’s investment decision will be based solely on the final version of this prospectus and not on any other information concerning our company or this offering;

(f)	acknowledges that the ADSs are being distributed in the Canadian Jurisdictions on a private placement basis only and that any resale of such ADSs must be made in accordance with the requirements of applicable securities laws;

(g)	where required by law, represents that such purchaser is either purchasing the ADSs as principal for its own account and not as agent or trustee or is deemed to be purchasing the ADSs as principal for its own account in accordance with the applicable securities laws of the province in which such purchaser is resident and is not a company or other entity created solely for the purpose of permitting a group of persons to acquire securities in reliance on a prospectus exemption; and

(h)	it is such purchaser’s express wish that all documents evidencing or relating in any way to the sale of the ADSs be drawn up in the English language only. Chaque acheteur résidant dans une Juridiction Canadien représente à l’émetteur et aux courtiers en valeurs ainsi que les membres de leur groupe respectif, que c’est sa volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des actions, soient rédigés uniquement en anglais.

Rights of action — Ontario purchasers only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of ADSs, for recission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for recission is exercisable not later than 180 days from the date on which payment is made for ADSs. If a purchaser elects to exercise the right of action for recission, the purchaser will have no right of action for damages against us and the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, neither we nor the selling shareholders will be liable for all or any portion of the damages that are proven to not represent the depreciation in value of ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of legal rights

All of our directors and officers as well as the selling shareholders and the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the eligibility of ADSs for investment by the purchaser under relevant Canadian legislation and the tax consequences of an investment in ADSs in their particular circumstances, including with respect to the application of the proposed foreign investment entity provisions of the Income Tax Act (Canada) which, if applicable, may result in a requirement to recognize income for tax purposes even though no cash distribution or proceeds of disposition have been received.

Exchange Rate Information

Certain of the financial information contained herein is expressed in Renminbi. The following tables sets forth for the periods indicated, certain information concerning the number of RMB for which one Canadian Dollar could be exchanged based on the quoted rates from the Bank of Canada. No representation is made that the Canadian Dollar amounts actually represent such RMB amounts or could have been or could be converted into RMB at the rates indicated, any other rates or at all. Quotations are based on Bank of Canada “nominal rates”, which are neither buying nor selling rates. Rates available from financial institutions will likely differ. On September 23, 2004, the average rate for Canadian dollars, as reported by the Bank of Canada, was approximately RMB6.48 = CAN$1.00.

Period	Period end rate	Average rate

January 1, 1999 — December 31, 1999	RMB5.73 = CAN$1.00	RMB5.57 = CAN$1.00
January 1, 2000 — December 31, 2000	RMB5.49 = CAN$1.00	RMB5.58 = CAN$1.00
January 1, 2001 — December 31, 2001	RMB5.20 = CAN$1.00	RMB5.35 = CAN$1.00
January 1, 2002 — December 31, 2002	RMB5.24 = CAN$1.00	RMB5.27 = CAN$1.00
January 1, 2003 — December 31, 2003	RMB6.41 = CAN$1.00	RMB5.92 = CAN$1.00
January 1, 2003 — June 30, 2003	RMB6.11 = CAN$1.00	RMB5.70 = CAN$1.00
January 1, 2003 — June 30, 2004	RMB6.17 = CAN$1.00	RMB6.19 = CAN$1.00

Future Oriented Financial Information

This prospectus contains various projections and forecasts which have not been prepared in accordance with the accounting guidelines issued by the Canadian Institute of Chartered Accountants relating to the presentation and disclosure of financial projections and the additional requirements of National Policy Statement 48 — Future Oriented Financial Information. No assurance can be given that these projections or forecasts will be realized or come to fruition, and accordingly, neither our company, the selling shareholders nor the relevant dealer assume any responsibility for the projections or forecasts.

Legal matters

Certain legal matters with respect to U.S. federal law, including federal tax law, and New York law in connection with this offering will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, our United States counsel. Certain legal matters with respect to the laws of the Cayman Islands in connection with this offering will be passed upon for us by Conyers Dill & Pearman, Cayman, our Cayman Islands counsel. Certain legal matters with respect to PRC law in connection with this offering will be passed upon for us by Commerce & Finance Law Offices, our PRC counsel. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. Certain legal matters with respect to PRC law in connection with this offering will be passed upon for the underwriters by Haiwen & Partners.

Experts

The consolidated balance sheet statements as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years in the period ended December 31, 2003, all expressed in Renminbi, included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to an adoption of an accounting principle and the translation of Renminbi into United States dollars for the convenience of the reader), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Forward-looking statements

This prospectus contains forward-looking statements that relate to future events or our future financial performance. These statements are found in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” or “will,” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under “Risk factors” as well as those included elsewhere in this prospectus.

These forward-looking statements include, but are not limited to, statements relating to:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products and services;

•	acquisitions or investments in businesses, products or technologies that are complementary to our own;

•	our ability to adjust to technological change; and

•	our belief about the effects of government regulation on our business.

We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this prospectus might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

Enforceability of civil liabilities

We are incorporated in the Cayman Islands because of the following advantages found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1)	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

(2)	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in China, and substantially all of our assets are located in China. We also conduct part of our operations in Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, Cayman, our counsel as to Cayman Islands law and Commerce & Finance Law Offices, our counsel as to PRC law have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands or China would:

(1)	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2)	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, Cayman, has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment,

(ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

Where you can find more information

We have filed a registration statement on Form F-1 with the SEC under the Securities Act covering the ordinary shares represented by our ADSs offered by this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register our ADSs. You should refer to our registration statements and the related exhibits if you would like to find out more about us and about our ADSs and our ordinary shares represented by our ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer to. Since this prospectus may not contain all the information that you may find important, you should review a full text of these documents. We have included copies of these documents as exhibits to our registration statements.

You may review copies of the registration statements at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies of all or any portion of the registration statements from the public reference room, the regional offices or by calling the SEC at 1-800-SEC-0330 or by writing the SEC, upon payment of a prescribed fee. Our SEC filings, including the registration statements, are also available to you on the SEC’s web site http://www.sec.gov.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information can be inspected at the public reference room at the SEC and at the SEC regional offices referred to above. You can also obtain copies of the material from the public reference room, the regional offices or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish to JPMorgan Chase Bank, N.A., as depositary for our ADSs, our annual reports, which will include a review of operations and annual consolidated audited financial statements prepared in accordance with U.S. GAAP and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make these notices, reports and communications available to holders of our ADSs and will, upon our request, arrange for the mailing of these documents to all holders of record of our ADSs.

Ninetowns Digital World Trade Holdings Limited

Index to consolidated financial statements

Page
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2002 and 2003 and (unaudited) as of September 30, 2004	F-3
Consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003 and (unaudited) for the nine-month periods ended September 30, 2003 and 2004	F-4
Consolidated statements of shareholders’ equity (deficit) for the years ended December 31, 2001, 2002 and 2003 and (unaudited) for the nine-month periods ended September 30, 2003 and 2004	F-5
Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003 and (unaudited) for the nine-month periods ended September 30, 2003 and 2004	F-6
Notes to consolidated financial statements	F-7

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Ninetowns Digital World Trade Holdings Limited:

We have audited the accompanying consolidated balance sheets of Ninetowns Digital World Trade Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years in the period ended December 31, 2003, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of its operations and its cash flows for the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company has adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the reader.

Hong Kong
June 10, 2004, except for Note 17
which is dated November 9, 2004

Ninetowns Digital World Trade Holdings Limited

Consolidated balance sheets

	At December 31,			September 30,
(In thousands, except share and per share data)	2002	2003	2003	2004	2004

	RMB	RMB	US$	RMB	US$

				(unaudited)
Assets
Current assets:
Cash and cash equivalents	49,666	167,531	20,241	137,232	16,580
Inventories	145	458	56	4,108	496
Trade receivables from:
— external customers, less allowance for doubtful accounts of RMB2,324 in 2002 and RMB3,840 in 2003 and (unaudited) RMB4,540 at September 30, 2004	28,179	31,096	3,757	44,826	5,416
— related parties, less allowance for doubtful accounts of RMBNil in 2002 and 2003 and (unaudited) RMBNil at September 30, 2004	9,000	31,885	3,852	34,580	4,178
Prepaid expenses and other current assets	7,067	15,020	1,815	21,206	2,562
Term deposits	24,832	65,664	7,934	110,666	13,371
Amounts due from related parties	10,400	6,989	844	—	—

Total current assets	129,289	318,643	38,499	352,618	42,603

Goodwill	1,614	1,614	195	193,570	23,388
Intangible assets	—	—	—	11,456	1,384
Property, plant and equipment	2,384	3,718	449	5,369	928
Deposits paid for acquisition of properties	—	—	—	49,652	5,720

Total assets	133,287	323,975	39,143	612,665	74,023

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	5,740	5,264	636	3,471	419
Short-term unearned revenue	44,420	70,608	8,531	88,663	10,713
Amount due to ultimate holding company	442	3,085	373	—	—
Income taxes payable	2,751	4,932	596	4,785	578
Other taxes payable	3,228	10,345	1,250	5,445	658

Total current liabilities	56,581	94,234	11,386	102,364	12,368

Minority interests	8,035	17,274	2,087	600	73
Commitments (Note 12)
Mezzanine equity:
Redeemable ordinary shares, HK$0.025 par value: Nil in 2002, 2,964,000 in 2003 and (unaudited) at September 30, 2004 shares issued and outstanding (net of stock subscription receivables of RMBNil in 2002 and RMB24,804 in 2003 and (unaudited) RMBNil at September 30, 2004) (Note 10)	—	46,937	5,671	71,676	8,660
Shareholders’ equity:
Ordinary shares of par value HK$0.025: 8,000,000,000 shares authorized; shares issued and outstanding, 22,000,000 in 2002 and 22,780,000 shares in 2003 and (unaudited) 24,782,312 shares at September 30, 2004 (Note 10)	—	604	73	657	79
Additional paid-in capital	—	55,066	6,653	236,325	28,553
Retained earnings	68,671	109,860	13,273	201,043	24,290

Total shareholders’ equity	68,671	165,530	19,999	438,025	52,922

Total liabilities and shareholders’ equity	133,287	323,975	39,143	612,665	74,023

See notes to consolidated financial statements.

Ninetowns Digital World Trade Holdings Limited

Consolidated statements of operations

					Nine months ended
(In thousands, except share and	Year ended December 31,				September 30,
per share data)	2001	2002	2003	2003	2003	2004	2004

	RMB	RMB	RMB	US$	RMB	RMB	US$

					(unaudited)
Net revenues:
Enterprise software external customers	39,120	93,375	111,882	13,517	82,147	107,557	12,995
related parties (Note 9)	—	—	1,909	231	171	26,934	3,254
Software development services external customers	—	790	545	66	95	446	54
related parties (Note 9)	—	13,610	18,500	2,235	14,935	4,252	514
Computer hardware sales	19,894	258	72	9	40	20	2

Total net revenues	59,014	108,033	132,908	16,058	97,388	139,209	16,819

Cost of revenues:
Enterprise software	(443)	(1,115)	(1,532)	(185)	(1,057)	(1,252)	(151)
Software development services	—	(3,534)	(4,939)	(597)	(2,921)	(884)	(107)
Computer hardware sales	(19,142)	(216)	(48)	(6)	(48)	(4)	—

Total cost of revenues	(19,585)	(4,865)	(6,519)	(788)	(4,026)	(2,140)	(258)

Gross profit	39,429	103,168	126,389	15,270	93,362	137,069	16,561

Selling expenses	(14,385)	(13,604)	(13,674)	(1,653)	(10,961)	(11,686)	(1,412)
General and administrative expenses	(7,458)	(10,671)	(20,395)	(2,464)	(9,291)	(23,233)	(2,807)
Research and development expenses	(6,285)	(4,108)	(2,691)	(325)	(1,420)	(3,225)	(390)
Employee stock-based compensation related to general and administrative expenses	—	—	(35,000)	(4,229)	(35,000)	—	—
Allowance for doubtful debts	(800)	(1,524)	(1,516)	(183)	—	(700)	(85)

Income from operations	10,501	73,261	53,113	6,416	36,690	98,225	11,867
Interest expenses	(571)	—	—	—	—	—	—
Interest income	991	619	1,220	147	887	1,692	205
Other income	5	458	211	26	170	1,340	162

Income before income taxes	10,926	74,338	54,544	6,589	37,747	101,257	12,234
Income taxes	(386)	(2,061)	(4,116)	(497)	(3,167)	(1,068)	(129)

Income before minority interests	10,540	72,277	50,428	6,092	34,580	100,189	12,105
Minority interests	(1,047)	(7,299)	(9,239)	(1,116)	(5,468)	(9,006)	(1,088)
Equity in earnings of an affiliated company	24	79	—	—	—	—	—

Net income	9,517	65,057	41,189	4,976	29,112	91,183	11,017

Net income per share:
Basic	RMB0.43	RMB2.96	RMB1.82	US$0.22	RMB1.32	RMB3.50	US$0.42

Diluted	RMB0.43	RMB2.96	RMB1.82	US$0.22	RMB1.32	RMB3.30	US$0.40

Shares used in computation:
Basic	22,000,000	22,000,000	22,659,048	22,659,048	22,000,000	26,022,712	26,022,712

Diluted	22,000,000	22,000,000	22,659,048	22,659,048	22,000,000	27,620,112	27,620,112

See notes to consolidated financial statements.

Ninetowns Digital World Trade Holdings Limited

Consolidated statements of shareholders’ equity (deficit)

	Ordinary			Additional		Retained
(In thousands, except share and	shares (Note 10)			paid-in		earnings
per share data)	Number	Amount		capital		(deficit)		Total

		RMB		RMB		RMB		RMB
Balance at January 1, 2001	22,000,000		—		—		(5,903)		(5,903)
Net income	—		—		—		9,517		9,517

Balance at December 31, 2001	22,000,000		—		—		3,614		3,614
Net income	—		—		—		65,057		65,057

Balance at December 31, 2002	22,000,000		—		—		68,671		68,671
Employee stock-based compensation	—		—		35,000		—		35,000
Transfer on reorganization	—		583		(583)		—		—
Issuance of shares	780,000		21		20,649		—		20,670
Net income	—		—		—		41,189		41,189

Balance at December 31, 2003	22,780,000		604		55,066		109,860		165,530
Issuance of shares (unaudited)	2,002,312		53		181,259		—		181,312
Net income (unaudited)	—		—		—		91,183		91,183

Balance at September 30, 2004 (unaudited)	24,782,312		657		236,325		201,043		438,025

		US$	79	US$	28,553	US$	24,290	US$	52,922

See notes to consolidated financial statements.

Ninetowns Digital World Trade Holdings Limited

Consolidated statements of cash flows

					Nine months ended
	Year ended December 31,				September 30,
(In thousands except share and per share data)	2001	2002	2003	2003	2003	2004	2004

	RMB	RMB	RMB	US$	RMB	RMB	US$

					(unaudited)
Operating activities:
Net income	9,517	65,057	41,189	4,976	29,112	91,183	11,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	963	1,126	874	106	654	987	119
Amortization of goodwill	90	—	—	—	—	—	—
Amortization of intangible assets	—	—	—	—	—	205	25
Loss on disposal of property, plant and equipment	—	32	—	—	—	—	—
Loss on disposal of an affiliated company	—	103	—	—	—	—	—
Allowance for doubtful debts	800	1,524	1,516	183	—	700	85
Minority interests in profit of subsidiaries	1,047	7,299	9,239	1,116	5,468	9,006	1,088
Equity in earnings of an affiliated company	(24)	(79)	—	—	—	—	—
Employee stock-based compensation	—	—	35,000	4,229	35,000	—	—
Changes in operating assets and liabilities:
Inventories	(64)	(67)	(313)	(38)	(326)	(3,650)	(441)
Trade receivables from external customers	(17,723)	(11,105)	(4,433)	(535)	(10,175)	(14,430)	(1,743)
Trade receivables from related parties	—	(9,000)	(22,885)	(2,765)	(205)	(2,695)	(326)
Prepaid expenses and other current assets	(1,936)	(2,424)	(7,953)	(961)	(12,745)	(6,149)	(743)
Term deposits	(7,863)	(416)	(40,832)	(4,933)	(40,638)	(45,002)	(5,437)
Accounts payable	1,365	2,021	(476)	(57)	(2,142)	(1,793)	(217)
Short-term unearned revenue	39,192	3,404	26,188	3,164	(2,133)	18,055	2,182
Income taxes payable	(135)	1,823	2,181	263	2,443	(147)	(18)
Other taxes payable	3,449	(730)	7,117	860	411	(4,900)	(592)

Net cash provided by operating activities	28,678	58,568	46,412	5,608	4,724	41,370	4,999

Investing activities:
Deposits paid for acquisition of properties	—	—	—	—	—	(49,652)	(5,999)
Decrease (increase) in amounts due from related parties	6,531	(228)	3,411	412	3,918	6,989	844
Purchase of property, plant and equipment	(945)	(1,346)	(2,208)	(266)	(1,131)	(2,638)	(319)
Acquisition of additional interest in subsidiaries	—	—	—	—	—	(48,687)	(5,882)
Proceeds on disposal of property, plant and equipment	22	—	—	—	—	—	—
Investment in an affiliated company	(8,625)	—	—	—	—	—	—
(Increase) decrease in amount due from an affiliated company	(18,124)	8,962	—	—	—	—	—
Proceeds from sales of an investment in an affiliated company	—	7,700	—	—	—	—	—
(Increase) decrease in amounts due from directors	(16)	941	—	—	—	—	—

Net cash (used in) provided by investing activities	(21,157)	16,029	1,203	146	2,787	(93,988)	(11,356)

Financing activities:
Net proceeds on issue of shares	—	—	67,607	8,168	—	—	—
Collection of subscription receivables	—	—	—	—	—	24,804	2,997
Increase (decrease) in amount due to ultimate holding company	7,748	(28,424)	2,643	319	(442)	(3,085)	(373)
Dividends paid to minority shareholders of a subsidiary	—	(2,900)	—	—	—	—	—
Repayments of bank loans	(14,800)	—	—	—	—	—	—
Contribution from minority shareholder of a subsidiary	2,228	514	—	—	—	600	72
Increase (decrease) in amount due to a director	921	(921)	—	—	—	—	—
(Decrease) increase in amounts due to related parties	(1,672)	1,200	—	—	—	—	—

Net cash (used in) provided by financing activities	(5,575)	(30,531)	70,250	8,487	(442)	22,319	2,696

Net increase (decrease) in cash and cash equivalents	1,946	44,066	117,865	14,241	7,069	(30,299)	(3,661)
Cash and cash equivalents at the beginning of the year/period	3,654	5,600	49,666	6,000	49,666	167,531	20,241

Cash and cash equivalents at the end of the year/period	5,600	49,666	167,531	20,241	56,735	137,232	16,580

Non-cash investing activities:
Consideration for sale of an affiliated company settled through the payable to a director	—	925	—	—	—	—	—
Consideration for acquisition of subsidiaries settled through issuance of shares	—	—	—	—	—	181,312	21,906
Non-cash financing activities:
Issuance of shares to employees for services	—	—	35,000	4,229	35,000	—	—
Supplemental cash flow information:
Cash paid during the year for:
Interest	571	—	—	—	—	—	—
Income taxes	530	76	1,935	234	724	1,215	147

See notes to consolidated financial statements.

Ninetowns Digital World Trade Holdings Limited

Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

1. Organization and principal activities

Ninetowns Digital World Trade Holdings Limited (together with its subsidiaries “Ninetowns” or the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on February 8, 2002 under the Companies Law of the Cayman Islands. Ninetowns is principally engaged in the sale of enterprise software and the provision of related after-sales services, the provision of software development services and the sale of computer hardware and accessories, in the People’s Republic of China (the “PRC”).

At the time of its incorporation, all of the outstanding share capital of Ninetowns was held by Jitter Bug Holdings Limited (the “Ultimate Holding Company”). Substantially all of its business is conducted in the PRC through four subsidiaries in which the Company indirectly holds a 90% interest and a fifth subsidiary in which its effective interest is 81%, collectively the “operating subsidiaries.” The Company holds its interests in the operating subsidiaries indirectly through Ixworth Enterprises Limited or “Ixworth,” which is wholly owned by Ninetowns and is incorporated in the British Virgin Islands. Through two 100% owned holding companies incorporated in Hong Kong, Ixworth indirectly owns a 90% equity interest in two of the operating subsidiaries: Beijing New Take Electronic Commerce Limited (“Beijing New Take”) and Beijing Ninetowns Times Electronic Commerce Limited (“Beijing Ninetowns Times”). Both of these subsidiaries were incorporated in the PRC as Sino-foreign joint venture limited companies for a term of 25 years. Beijing New Take and Beijing Ninetowns Times together hold 100% of the equity interest in Beijing Ninetowns Digital Technology Limited (“Beijing Ninetowns Digital Technology”) and Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Beijing Ninetowns Ports“), both incorporated in the PRC. Beijing Ninetowns Digital Technology holds a 90% equity interest in Shanghai New Take Digital Technology Limited (“Shanghai New Take”), which was incorporated in the PRC for a term of 8 years commencing September 13, 2001.

Prior to September 27, 2003, the Ultimate Holding Company held its interests in the operating subsidiaries through Ixworth. On September 27, 2003, Ninetowns issued 21,999,996 additional shares to the Ultimate Holding Company. The Ultimate Holding Company simultaneously transferred 100% of the equity interests in Ixworth to the Company. This transaction has been accounted for as a legal reorganization of entities under common control. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of Ninetowns and its subsidiaries for all the periods presented in a manner similar to the pooling-of-interests method. All significant intra-Company transactions and balances have been eliminated on consolidation.

2. Summary of principal accounting policies

Basis of presentation — The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

Principle of consolidation — The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation. An affiliated company over which the Company has the ability to exert significant influence, but does not have a controlling interest (generally 20% to 50% owned), is accounted for using the equity method. The Company’s share of earnings of the affiliate is included in the accompanying consolidated statements of operations.

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Term deposits — Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than 3 months but less than 1 year.

Inventories — Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method.

Property, plant and equipment — Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	shorter of the lease term or 5 years
Furniture, fixtures and office equipment	5 years
Computer equipment	5 years
Motor vehicles	5 years

Acquired intangible assets — acquired intangible assets, which consist primarily of software development contracts, customer lists and relationships and completed technology, are carried at cost, less accumulated amortisation. Amortisation is calculated on straight-line basis over the expected useful life of the asset of 2 to 5 years.

Impairment of long-lived assets — Pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-live Assets,” the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill — Beginning in fiscal 2002 with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to fiscal 2002, goodwill was amortized using the straight-line method over its estimated period of benefit of 20 years. It is stated net of accumulated amortization of RMB180 at December 31, 2003 and 2002. Amortization expense charged to operations was RMB90 for 2001.

The following transitional disclosure represents the Company’s reported and adjusted net income and basic earnings per share adding back amortization of goodwill beginning January 1, 2001:

				Nine months
				ended
	Year ended December 31,			September 30,
	2001	2002	2003	2003	2004

	RMB	RMB	RMB	RMB	RMB

				(unaudited)
Net income
As reported	9,517	65,057	41,189	29,112	91,183
Add back: goodwill amortization	90	—	—	—	—

As adjusted	9,607	65,057	41,189	29,112	91,183

Basic earnings per share
As reported	0.43	2.96	1.82	1.32	3.50
Add back: goodwill amortization	0.01	—	—	—	—

As adjusted	0.44	2.96	1.82	1.32	3.50

Income taxes — Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Mezzanine equity — Ordinary shares issued with a put option, which permits the shareholders to sell back the shares to the Company, is classified as mezzanine equity. The initial amount

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

recorded for these ordinary shares is not adjusted until the exercise of the put option is deemed probable.

Revenue recognition — Revenue from sales of enterprise software and related after sales and maintenance services is generally recognized upon delivery as short-term unearned revenue due to the presence of undelivered elements, including post-delivery repair and maintenance, training, telephone support and in certain instances the rights to receive unspecified enhancements of the software on a when-and-if-available basis. As the Company does not have vendor-specific objective evidence to establish the fair value of the undelivered elements, the Company recognizes revenue earned from such contracts, whether made through direct sales or received from its distributors and franchisee, on a straight-line basis over the contract period, which is typically 12 months. In addition, the Company would only recognize revenue if it has determined that collectibility is reasonably assured.

For certain customers, the Company installs the software at the customer’s place of business and charges the customer a fixed price per use of the software and accordingly the Company recognizes the related revenue when the customer uses the software.

The Company generally recognizes contract revenues generated from the provision of software development services and the related costs on a percentage-of-completion method, and begins recognizing such revenues at the time the contract is signed. Percentage-of-completion is measured principally by the percentage of man-hours incurred to date for each contract to the estimated total hours to be incurred for each contract at completion.

Sales of computer equipment and accessories are recorded when the goods are delivered, title has passed to the customers and the Company has no further obligations to provide services related to the operation of such equipment.

Pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises”, Beijing Ninetowns Times, Beijing Ninetowns Digital Technology and Beijing Ninetowns Ports are entitled to a refund of value-added tax paid at a rate of 14% of the sales value for self-developed software products, which does not include revenues from maintenance services and upgrade rights sold separately. Revenues from sales of software products include the refund of such value-added tax and the refund was RMB3,090, RMB8,985 and RMB10,867 for the years ended December 31, 2001, 2002 and 2003, respectively, and (unaudited) RMB7,879 and RMB12,407 for the nine-month periods ended September 30, 2003 and 2004, respectively.

The Company presents sales net of value added tax and business tax incurred, which amounts to RMB8,701, RMB14,311 and RMB20,348 for the years ended December 31, 2001, 2002 and 2003, respectively, and (unaudited) RMB14,100 and RMB19,452 for the nine-month periods ended September 30, 2003 and 2004, respectively.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

Cost of revenue — Cost of revenue includes production and shipping and handling costs for products and programs sold, and direct costs associated with the delivery of software development and maintenance services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

Costs that can be directly associated with a specific anticipated contract to be accounted for under the percentage of completion method are deferred when the Company has evaluated that their recoverability from that contract is probable. Such costs are deferred and presented as work in process in the inventories until the contract is executed, at which point the deferred costs are included in the costs of that contract. Pre-contract costs relating to a specific contract that is subsequently rejected would be expensed immediately.

Research and Development — Research and development expenses include payroll, employee benefits and other headcount-related costs associated with product development. Technological feasibility for the Company’s software products is reached shortly before the products are released to production. Costs incurred after technological feasibility is established are not material, and accordingly, the Company expenses all research and development costs when incurred.

Advertising expenses — Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to RMB372, RMB248 and RMB353 for the years ended December 31, 2001, 2002 and 2003, respectively, and (unaudited) RMB145 and RMB406 for the nine-month periods ended September 30, 2003 and 2004, respectively.

Government subsidies — Government subsidies are recognized when received and when all the conditions for their receipt have been met.

Foreign currency translation — The functional currency of the Company is the Renminbi (“RMB”). Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the consolidated statements of operations.

Translation into United States Dollars — The financial statements of the Company are stated in RMB. The translation of RMB amounts at and for the year ended December 31, 2003 and the nine-month period ended September 30, 2004 into United States dollar (“US$”) is included solely for the convenience of readers and have been made at the rate of RMB8.2766 to US$1 at September 30, 2004. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

Foreign currency risk — The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and term deposits of the Company included aggregate amounts of RMB48,805 and RMBNil at December 31, 2002 and RMB103,971 and RMB65,024 at December 31, 2003 and (unaudited) RMB114,813 and RMB110,024 at September 30, 2004, respectively, which were denominated in RMB.

The PRC subsidiaries conduct their business substantially in the PRC, and their financial performance and position are measured in terms of RMB. Any devaluation of the RMB against the United States dollar would consequently have an adverse effect on the financial performance and asset values of the Company when measured in terms of United States dollar. The PRC subsidiaries’ products and services are primarily sold and delivered in the PRC for RMB. Thus, their revenues and profits are predominantly denominated in RMB, and will have to be converted by the Company to pay dividends to the Company in Hong Kong or United States dollar. Should the RMB devalue against the Hong Kong or United States dollar, such devaluation could have a material adverse effect on the Company’s profits and the foreign currency equivalent of such profits repatriated by the PRC entities to the Company.

Concentration of credit risk — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Fair value of financial instruments — The carrying amounts of cash and cash equivalents, term deposits, trade receivables and accounts payable approximate their fair values due to the short-term maturity of these instruments.

Stock-based compensation — The Company grants stock options to its employees and directors. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees”, and its related interpretations which require the Company to record a compensation charge for the excess of the fair value for the stock at the grant date over the amount an employee must

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period.

On February 22, 2002, prior to the legal reorganization of the entities under common control, the Ultimate Holding Company of the Company transferred a 6% ownership interest in the Company to certain executive officers for a nominal sum. In accordance with APB No. 25 and its related interpretation, the Company has accounted for this transaction as a contribution to capital by the Ultimate Holding Company with the offsetting charge to stock compensation for an amount determined by the difference between the amount paid and the fair value of the shares transferred. On the date of grant, Ninetowns was a shell company and as such, there was no value attributable to the interest transferred. As discussed in Note 1, on September 27, 2003, the Ultimate Holding Company transferred all of its interests in the operating subsidiaries to Ninetowns. The equity restructuring of the entities under common control resulted in a new measurement date for the interest transferred to the executive officers and, as such, the Company has recorded a compensation charge in the year ended December 31, 2003 of RMB35,000, which was based on the fair value of the equity interests transferred. The fair value was established based on the price of shares sold to independent third parties shortly after restructuring. The compensation charge has been presented as a separate item in the consolidated statements of operations.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

Had compensation cost for the options granted to employees in 2003 under the Company’s employee share option scheme (the “Plan”) (see Note 11) been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, the Company’s pro forma net income would have been as follows:

	Year ended
	December 31,	Nine months ended
	2003	September 30, 2004

	RMB	RMB
		(unaudited)
Net income as reported	41,189	91,183
Add: Stock compensation as reported	—	—
Less: Stock compensation determined using the fair value method	(88)	(418)

Pro forma net income	41,101	90,765

Shares used in computation
Basic	22,659,048	26,022,712

Diluted	22,659,048	27,620,112

Net income per share:
Basic, as reported	1.82	3.50
Basic — pro forma	1.81	3.49
Diluted, as reported	1.82	3.30
Diluted — pro forma	1.81	3.29

The fair value of each option granted and share granted is estimated on the date of grant using the minimum value method, as permitted for non-public companies, with the following assumptions used for grants during the applicable period.

Option grants	2003

Average risk-free rate of return	5%
Weighted average expected option life	9.875 years
Volatility rate	N/A
Dividend yield	0%

Comprehensive income — the Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income represents its net income.

Net income per share — Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Ordinary share equivalents are excluded from the computation of the diluted net income per share in periods when their effect would be anti-dilutive. No options were outstanding as of December 31, 2001 and 2002. Options to purchase 2,574,400 shares were outstanding as of December 31, 2003, but were not included in the computation of diluted net income per share because the exercise price of the options was greater than the estimated fair value of the ordinary shares, and therefore the effect would be antidilutive.

Recently Issued Accounting Pronouncements — In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS No. 149 did not have a material impact on the results of operations or financial position of the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. It establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. It does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have an impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

Others, an interpretation of SFAS Statements Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others”. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) special-purpose entities (“SPEs”) created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003, (ii) non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004, and (iii) all entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The Company does not have any SPEs and therefore the Company will adopt the provision in December 2004.

In November 2002, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue No. 00-21 (“EITF No. 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company’s financial position, cash flows or results of operations.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

2. Summary of principal accounting policies — (continued)

Unaudited interim financial information — The financial information with respect to the nine-month periods ended September 30, 2003 and 2004 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the nine-month period ended September 30, 2004 are not necessarily indicative of results to be expected for the full year.

3. Inventories

	At December 31,		At September 30,
Inventories consists of the following:	2002	2003	2004

	RMB	RMB	RMB
			(unaudited)
Computer accessories	81	296	316
Software products	38	135	112
Consumables	26	27	756
Work in process	—	—	2,924

	145	458	4,108

4. Property, plant and equipment

Property, plant and equipment consist of the following:

	At December 31,		At September 30,
	2002	2003	2004

	RMB	RMB	RMB
			(unaudited)
Leasehold improvements	1,861	2,454	2,738
Furniture, fixtures and office equipment	516	917	1,654
Computer equipment	1,391	2,306	3,922
Motor vehicles	802	1,101	1,102

Total	4,570	6,778	9,416
Less: Accumulated depreciation and amortization	(2,186)	(3,060)	(4,047)

Property, plant and equipment, net	2,384	3,718	5,369

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

5. Intangible assets

Amortized intangible assets consist of the following:

	At December 31,		At September 30,
	2002	2003	2004

	RMB	RMB	RMB
			(unaudited)
Software development contracts	—	—	279
Customer lists and relationships	—	—	6,131
Completed technology	—	—	5,251

Total	—	—	11,661
Less: Accumulated amortization	—	—	(205)

	—	—	11,456

6. Other income

				Nine months
				ended
	Year ended December 31,			September 30,
	2001	2002	2003	2003	2004

	RMB	RMB	RMB	RMB	RMB

				(unaudited)
Sale of scrapped materials	—	342	—	—	—
Government subsidies	—	—	—	—	1,000
Others	5	116	211	170	340

	5	458	211	170	1,340

7. Income taxes

The Company is a tax exempted company incorporated in the Cayman Islands.

No provision for Hong Kong Profits Tax has been made as the subsidiaries incorporated in Hong Kong had no assessable profits earned or derived from Hong Kong during the three years ended December 31, 2001, 2002 and 2003 and (unaudited) during the nine-month periods ended September 30, 2003 and 2004.

The subsidiaries incorporated in the PRC other than Hong Kong are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).

Beijing New Take and Beijing Ninetowns Times were awarded the certificate of “New and High Technology Enterprise” by Beijing Municipal Science and Technology Committee on March 30, 2001 and, as such, were exempted from the enterprise income tax for the two years ended

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

7. Income taxes — (continued)

December 31, 2002, followed by a 50% tax reduction for the three years ending December 31, 2005 at an income tax rate of 7.5%. Commencing from January 1, 2006, Beijing New Take and Beijing Ninetowns Times will be subject to an enterprise income tax rate of 15%.

Beijing Ninetowns Infrastructure Technology Development Centre, the predecessor of Beijing Ninetowns Digital Technology Limited, was awarded the certificate of “New and High Technology Enterprise” on May 23, 1995 and was exempted from the enterprise income tax for the three years ended July 31, 1998 followed by a 50% tax reduction for the three years ended July 31, 2001 at an income tax rate of 7.5%. Such preferential tax treatment was inherited by Beijing Ninetowns Digital Technology, following its establishment on July 25, 2000. From August 1, 2001, Beijing Ninetowns Digital Technology was subject to an enterprise income tax rate of 15%.

Shanghai New Take was exempted from enterprise income tax for the two years ending December 31, 2004, followed by a 50% tax reduction for the three years ending December 31, 2007 at an income tax rate of 15%. Commencing from January 1, 2008, Shanghai New Take will be subject to an enterprise income tax rate of 33%.

Beijing Ninetowns Ports was awarded the certificate of “New and High Technology Enterprise” and is exempted from the enterprise income tax for the three years ending December 31, 2005.

No deferred taxes have been recorded as there were no taxable temporary differences during the tax exemption period of the PRC subsidiaries.

A reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 15% to income before income taxes and the actual provision for income taxes is as follows:

							Nine months ended
	Year ended December 31,						September 30,
	2001		2002		2003		2003		2004

							RMB		RMB

							(unaudited)
PRC enterprise income tax	15.0%		15.0%		15.0%		15.0%		15.0%
Expenses not deductible for tax purposes	14.8%		0.8%		12.3%		16.9%		3.5%
Income not taxable for tax purposes	(3.7%	)	(1.7%	)	(4.9%	)	(11.7%	)	(0.8%	)
Tax exemption and tax relief granted to PRC subsidiaries	(20.8%	)	(12.7%	)	(14.7%	)	(11.8%	)	(16.6%	)
Others	(1.8%	)	1.4%		(0.2%	)	0.0%		0.0%

	3.5%		2.8%		7.5%		8.4%		1.1%

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

8. Other taxes payable

	At December 31,		At September 30,
	2002	2003	2004

	RMB	RMB	RMB
			(unaudited)
Individual income tax	97	119	241
Business tax payable	619	1,272	276
Value added taxes payable, net	2,512	8,954	4,928

	3,228	10,345	5,445

The Company’s subsidiaries in the PRC other than Hong Kong are subject to a 17% value added tax on revenues from sales of hardware to customers and, in addition, are subject to business tax and value added tax at the rates of 5% and 6%, respectively, on service revenues from software development and sales of software, respectively. Value added taxes payable on revenues is equal to an amount net of the value added tax paid on inventory purchases. The Company is also required to withhold PRC individual income tax on employees’ payroll for remittance to the tax authorities.

9. Related party transactions and balances

Investment activities:

In July 2001, the Company acquired from Mr. Wang Shuang, the Chief Executive Officer of the Company, a 6.61% interest in Ninetowns Import & Export e-Commerce Co., Ltd. (“Ninetowns Import & Export e-Commerce”) for cash consideration of RMB925. Ninetowns Import & Export e-Commerce was established in the PRC with limited liability and principally trades computer hardware products in the PRC. In addition, the Company contributed RMB7,700 in July 2001 to Ninetowns Import & Export e-Commerce and increased its equity interest in Ninetowns Import & Export e-Commerce to 27.82%, making it an equity-method affiliate of the Company. On March 13, 2002, the Company sold its entire interest in Ninetowns Import & Export to Mr. Wang Shuang for a consideration of RMB8,625, resulting in a loss on disposition of approximately RMB103, which is included in general and administrative expenses.

In September 2002, the Company set up Shenzhen Ninetowns Enke Software Technology Co., Ltd. (formerly known as Shenzhen Jinwangge Software Co., Ltd.) (“Ninetowns Enke”) in the PRC, together with certain members of senior management of the Company and certain independent third parties. The Company contributed RMB4,080 for a 51% equity interest in Ninetowns Enke. In May 2003, the Company disposed of its entire interest in Ninetowns Enke, which had not yet begun operations, at cost to Beijing Yadi Yangguang Technology Development Co., Ltd. (“Beijing Yadi Yangguang”), a company wholly owned by Mr. Wang Shuang and Ms. Dong Min, a member of the senior management of the Company and the

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

9. Related party transactions and balances — (continued)

spouse of Mr. Wang Shuang, for a consideration of RMB4,080. No gain or loss was recorded in relation to this disposition.

In September 2003, the Company entered into a distribution agreement with Ninetowns Enke for the distribution of the Company’s enterprise software in the southern region of the PRC. During the year ended December 31, 2003, the Company recognized net revenues of RMB1,394 from sales of enterprise software to Ninetowns Enke. During the nine-month periods ended September 30, 2003 and 2004, the Company recognized net revenues of (unaudited) RMB171 and RMB17,795, respectively, from sales of enterprise software to Ninetowns Enke.

Software development services:

During the years ended December 31, 2002 and 2003 and the nine-month periods ended September 30, 2003 and 2004, the Company provided software development services, directly or indirectly, to Beijing iTowNet Cyber Technology Ltd. (“Beijing iTowNet”), in which Mr. Wang Shuang and Ms. Dong Min have beneficial interests. Mr. Ren Xiaoguang, a member of the senior management of the Company, is a non-executive director of Beijing iTowNet. Mr. Wu Bolin, another member of the senior management of the Company, is the sole supervisor of Beijing iTowNet. The Company provided no services to Beijing iTowNet in 2001. In 2002, the Company provided software development services to Beijing iTowNet directly and recognized net revenues of RMB13,610 for such services. In 2003, the Company entered into various software development services contracts with Beijing Regard Technology Co., Ltd. (“Beijing Regard”) to provide software development services to Beijing iTowNet as the ultimate user. Beijing Regard is a company established in the PRC by Beijing Yadi Yangguang and certain individuals. In March 2003, Beijing Yadi Yangguang disposed of its 73.75% interest in Beijing Regard to another individual. The Company recognized net revenues of RMB18,500 from such indirect services to Beijing iTowNet in 2003. For the nine-month periods ended September 30, 2003 and 2004, (unaudited) RMB14,935 and RMBNil were recognized from indirect software development services provided to Beijing iTowNet. The Company also provided platform maintenance services to Beijing iTowNet directly in the nine-month period ended September 30, 2004 and recognized net revenues of RMB4,252 (unaudited) for such services.

In addition, the Company sold software products to Beijing iTowNet amounting to RMBNil in 2001 and 2002, and RMB515 in 2003 and (unaudited) RMBNil and RMB9,139 in the nine-month periods ended September 30, 2003 and 2004, respectively.

Related party balances:

The amounts due from related parties represented cash advances to Ninetowns Import & Export e-Commerce and Beijing iTowNet in which Mr. Wang Shuang and Ms. Dong Min have beneficial interests. The amounts due from related parties are unsecured, interest free and have no fixed repayment terms. As of December 31, 2002 and 2003 and September 30, 2004,

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

9. Related party transactions and balances — (continued)

RMB9,162 and RMB6,989 and (unaudited) RMBNil were due from Ninetowns Import & Export e-Commerce, respectively, and RMB1,238 and RMBNil and (unaudited) RMBNil were due from Beijing iTowNet, respectively.

The amount due to the Company’s ultimate holding company represented cash advances from the Ultimate Holding Company and (unaudited) was fully repaid during the nine-month period ended September 30, 2004.

In addition, trade receivables included amounts of RMB9,000 and RMBNil at December 31, 2002 and RMB6,955 and RMB16,250 at December 31, 2003 and (unaudited) RMB11,530 and RMB1,000 at September 30, 2004 receivable from Beijing iTowNet and Beijing Regard, respectively. These receivables relate to revenues generated from the provision of the software development services disclosed above. Trade receivables also included an amount of RMBNil at December 31, 2002 and RMB8,680 at December 31, 2003 and (unaudited) RMB22,050 at September 30, 2004 from Ninetowns Enke with respect to the sale of enterprise software disclosed above.

10. Capital structure

The Company has a simple capital structure with one class of ordinary shares.

On February 8, 2002, the Company issued 4 shares for par value of HK$0.025 on incorporation. On September 27, 2003, in connection with a legal reorganization, the Company issued 21,999,996 shares on a pro-rata basis to the shareholders of the Company. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganisation of entities under common control in a manner similar to the pooling-of-interests and accordingly all shares and per share data have been restated to give retroactive effect to this transaction.

In October 2003, the Company raised capital through the issuance of 780,000 shares in a private placement at a price of HK$25 per share for a total consideration of RMB20,670.

In October and December of 2003, the Company raised additional capital through the issuance of 2,964,000 shares in a private placement at a price of HK$25 per share for a total consideration of RMB71,741 (net of share issue expenses of RMB6,805). In connection with their subscription of ordinary shares, the investors received a put option, which permits them to sell back the shares at the subscription price plus a rate of return of 10% per annum, if the Company does not successfully register its shares by December 31, 2004, in a “qualified initial public offering”. A qualified initial public offering is defined as one in which the price per share will generate an absolute return of at least 35%, if the initial public offering occurs within October 9, 2004, or an internal rate of return of at least 35% per annum from October 9, 2003 (the contract date). The put option period is from January 1, 2005 to June 30,

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

10. Capital structure — (continued)

2005. Stock subscription proceeds of RMB24,804 were outstanding as of December 31, 2003, and (unaudited) were fully settled as of September 30, 2004.

11. Share option plans

Under the Plan adopted in November of 2003, the Company may grant options to purchase up to 2,574,400 ordinary shares to employees and directors at prices as determined by the Company’s Board of Directors. The Plan will remain in effect for 10 years starting from the date of adoption.

On November 18, 2003, the Company granted 2,574,400 options to purchase 2,574,400 ordinary shares to certain employees and directors at an exercise price of HK$25 per share, which was determined by the Board of Directors by reference to the subscription price of HK$25 per share for shares issued to independent investors in October and December of 2003. 25% of the options vested and became exercisable on May 18, 2004 while the remaining 75% vest over a three-year period with one-third of such options vesting each year beginning on November 18, 2004. All the options granted, which have not been exercised, will expire on November 17, 2013.

As of December 31, 2003 and (unaudited) September 30, 2004, options to purchase 2,574,400 ordinary shares were outstanding. As of December 31, 2003 and (unaudited) September 30, 2004, no option to purchase ordinary shares was available under the Plan for future grants.

A summary of the share option activity is as follows:

	Ordinary shares

		Weighted
		average
	Number	exercise
	of options	price

		HK$
Granted and outstanding at December 31, 2003	2,574,400	25

The weighted average per share fair value of the options as of the date of grant was HK$25.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

11. Share option plans — (continued)

Additional information on options outstanding at December 31, 2003 is as follows:

Options outstanding as at
December 31, 2003

Weighted
		average	Weighted
		remaining	average
	Number	contractual	exercise
Range of exercise price	outstanding	life (years)	price

HK$25	2,574,400	9.875	HK$	25

No options were exercisable as of December 31, 2003 and (unaudited) 643,600 were exercisable as of September 30, 2004.

12. Commitments

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 36 months and are renewable subject to negotiation. Rental expense was RMB3,713, RMB3,668 and RMB3,714 for the years ended December 31, 2001, 2002 and 2003 and (unaudited) RMB2,467 and RMB3,289 for the nine-month periods ended September 30, 2003 and 2004, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2003 were as follows:

RMB
Fiscal year
2004	1,713
2005	594
2006	594
2007	8

Total	2,909

13. Segment information

Description of the Types of Products and Services from which each Reportable Segment Derives its Revenues — As of December 31, 2003, the Company has three reportable segments: the enterprise software segment, the software development services segment and the computer hardware sales segment. The enterprise software segment is engaged in the development, distribution and sale of software products, the provision of customer maintenance services to the end-users and all the research and development of new enterprise software. The software

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

13. Segment information — (continued)

development segment is responsible for the development and integration of software in accordance with the customers’ specifications and requirements and subsequent maintenance services. The computer hardware sales segment is engaged in the sales of computer hardware and accessories.

Measurement of Segment Profit and Loss and Segment Assets — The accounting policies underlying the financial information provided for the segments are based on the accounting principles and the relevant financial regulations applicable to enterprises with foreign investment as established by the Ministry of Finance of the PRC (“PRC GAAP”). The principal measurement differences between PRC GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for (i) revenue recognition from sales of enterprise software, and (ii) reclassification of PRC value added tax refund.

Factors Management Used to Identify the Company’s Reportable Segments — The Company’s reportable segments offer different products and services. Each reportable segment is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. None of the operating segments of the Company have been combined for presentational purposes.

Analysis of Reportable Segments (Management Information -PRC GAAP basis)

	Year ended
	December 31, 2001

			Computer
	Enterprise	Software	hardware
	software	development	sales	Total

	RMB	RMB	RMB	RMB
Net revenues from external customers	71,222	—	19,894	91,116
Segment profit	70,779	—	752	71,531

Note:	In the year ended December 31, 2001, the Company operated in two segments, the computer hardware sales segment and the enterprise software segment.

	Year ended
	December 31, 2002

			Computer
	Enterprise	Software	hardware
	software	development	sales	Total

	RMB	RMB	RMB	RMB
Net revenues from external customers	87,090	790	258	88,138
Net revenues from related parties	—	13,610	—	13,610
Segment profit	85,975	10,866	42	96,883

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

13. Segment information — (continued)

	Year ended
	December 31, 2003

			Computer
	Enterprise	Software	hardware
	software	development	sales	Total

	RMB	RMB	RMB	RMB
Net revenues from external customers	108,767	545	72	109,384
Net revenues from related parties	7,739	18,500	—	26,239
Segment profit	114,974	14,106	24	129,104

	Nine months ended September 30, 2003
	(unaudited)

			Computer
	Enterprise	Software	hardware
	software	development	sales	Total

	RMB	RMB	RMB	RMB
Net revenues from external customers	69,164	95	40	69,299
Net revenues from related parties	1,795	14,935	—	16,730
Segment profit	69,909	12,102	(8)	82,003

	For the nine months ended September 30, 2004
	(unaudited)

			Computer
	Enterprise	Software	hardware
	software	development	sales	Total

	RMB	RMB	RMB	RMB
Net revenues from external customers	98,980	446	20	99,446
Net revenues from related parties	37,085	4,252	—	41,337
Segment profit	134,813	3,814	16	138,643

The Company does not allocate operating expenses to individual segments when making decisions about resources to be allocated to the segment and assessing its performance.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

13. Segment information — (continued)

Reconciliations of Reportable Segment Totals to Consolidated Totals — The amounts presented for reportable segments reconcile to the consolidated totals as follows:

				Nine months ended
	Year ended December 31,			September 30,
	2001	2002	2003	2003	2004

	RMB	RMB	RMB	RMB	RMB

				(unaudited)
Net revenues from external customers	91,116	88,138	109,384	69,299	99,446
U.S. GAAP adjustments:
Unearned income for enterprise software	(35,192)	(2,700)	(7,557)	5,125	(774)
Reclassification of PRC value added tax refund	3,090	8,985	10,672	7,858	9,351

Total net revenues from external customers	59,014	94,423	112,499	82,282	108,023

Net revenues from related parties	—	13,610	26,239	16,730	41,337
U.S. GAAP adjustments:
Unearned income for enterprise software	—	—	(6,025)	(1,645)	(13,207)
Reclassification of PRC value added tax refund	—	—	195	21	3,056

Total net revenues from related parties	—	13,610	20,409	15,106	31,186

Segment profit	71,531	96,883	129,104	82,003	138,643
U.S. GAAP adjustments:
Unearned income for enterprise software	(35,192)	(2,700)	(13,582)	3,480	(13,981)
Reclassification of PRC value added tax refund	3,090	8,985	10,867	7,879	12,407

Gross profit	39,429	103,168	126,389	93,362	137,069
Operating expenses	(28,928)	(29,907)	(73,276)	(56,672)	(38,844)

Income from operations	10,501	73,261	53,113	36,690	98,225
Interest expenses	(571)	—	—	—	—
Interest income	991	619	1,220	887	1,692
Other income	5	458	211	170	1,340

Income before income taxes	10,926	74,338	54,544	37,747	101,257

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

13. Segment information — (continued)

Geographical Disclosures —

The Company operates in the PRC. All the identifiable assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

14. Major customers

Details of the customers accounting for 10% or more of total sales are as follows:

				Nine months
				ended
	Year ended December 31,			September 30,
	2001	2002	2003	2003	2004

				(unaudited)

Guangzhou Panyu Chengchang Trade Development Co., Ltd.	3%	16%	21%	16%	23%
Beijing Regard	—	—	14%	14%	—
Shanghai Xianghua Shipping Consulting Company	3%	18%	14%	13%	1%
Beijing iTowNet	—	13%	1%	—	10%
Ninetowns Enke	—	—	1%	—	13%
Shanghai Tomorrow Technology Development Co., Ltd.	—	—	2%	—	16%

The accounts receivable from the 2 customers with the largest receivable balances represents 37% and 26%, respectively, of the balance of the account at December 31, 2002 and 2003, respectively and (unaudited) 31% of the balance of the accounts at September 30, 2004.

15. Employee benefit plans

Employees of the Company located in the PRC other than Hong Kong are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost. Certain employees of the Company who are located in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution scheme. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The expenses paid by the Company to these defined contributions schemes was RMB217, RMB378 and RMB436 for the years ended December 31, 2001, 2002 and 2003, respectively, and (unaudited) RMB295 and RMB609 for the nine-month periods ended September 30, 2003 and 2004, respectively.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

15. Employee benefit plans — (continued)

In addition, the Company is required by law to contribute approximately 10% and 0.3% of applicable salaries of certain employees for medical and unemployment benefits and workers compensation. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed were RMB126, RMB158 and RMB240 for the years ended December 31, 2001, 2002 and 2003, and (unaudited) RMB140 and RMB316 for the nine-month periods ended September 30, 2003 and 2004, respectively.

16. Distribution of profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s subsidiaries in the PRC other than Hong Kong are required to make appropriations from net income as determined under PRC GAAP to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiaries. The enterprise expansion reserve is used for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of retained earnings determined according to Chinese law and may not be distributed. There were no appropriations to reserves by the Company’s subsidiaries in the PRC other than Hong Kong during any of the periods presented. However, as a result of these laws, approximately RMB15,997 and (unaudited) RMB33,905 is not available for distribution as of December 31, 2003 and September 30, 2004, respectively.

17. Subsequent Events

Subsequent to December 31, 2003, the following events occurred:

(a)	On May 26, 2004, Beijing Ninetowns Ports injected RMB1,400 to establish a 70% owned subsidiary, Tsingdao Fujian Commerce and Finance Software Limited, which has not yet commenced business.

(b)	On June 30, 2004, Beijing New Take entered into agreements to acquire a 10% equity interest in Shanghai New Take from Ninetowns Import & Export for RMB50.

(c)	In June of 2004, the Company entered into agreements for the acquisition of office premises for an aggregate consideration of RMB49,652. Certain of these properties are

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

17. Subsequent Events — (continued)

being acquired from Beijing Heng Fu Plaza Development Company Ltd., a company in which Mr. Ko Jin Heng is a director, for a consideration of RMB47,339. Mr. Ko Jin Heng is also a director of the Ultimate Holding Company. As of September 30, 2004, the Company had made payments of (unaudited) RMB49,652 with respect to this acquisition. Since these acquisitions had not been completed and the risk and reward of the ownership of these properties concerned had not been transferred to the Company as of September 30, 2004, the payments of (unaudited) RMB49,652 were presented as deposits paid for acquisition of properties in the consolidated balance sheets.

(d)	In June of 2004, the Company entered into an agreement with Value Chain International Limited (“Value Chain”), a company beneficially owned by Mr. Wang Shuang and Ms. Dong Min, to acquire the 10% minority interest in the operating subsidiaries held by Value Chain through Better Chance International Limited (“Better Chance”) and Asia Pacific Logistic Limited (“Asia Pacific”). The aggregate purchase price of US$27,806 was determined based on negotiations between the Company’s Board of Directors and the holders of the minority interests. The purchase consideration consists of (i) US$4,140 in cash, (ii) the assumption of loans payable to Value Chain of US$1,736, and (iii) the issuance of 2,002,312 shares of the Company’s common stock valued at (unaudited) US$10.95 per share. In determining the fair value of the shares exchanged, the Company used a market based approach, whereby an analysis was performed using quoted market prices of publicly traded companies which the management believes are comparable to the Company. As of September 30, 2004, the consideration was fully settled by cash payments of (unaudited) RMB48,637 for items (i) and (ii) and issuance of 2,002,312 shares to Value Chain.

 The Company’s preliminary purchase price allocation is as follows:

RMB
(unaudited)
Net tangible assets acquired	26,280
Intangible assets	11,661
Goodwill	191,956

Total consideration	229,897

Intangible assets related to this acquisition of the 10% minority interest in the operating subsidiaries consisted of (unaudited) RMB279 allocated to software development contracts, (unaudited) RMB6,131 to customer lists and relationships and (unaudited) RMB5,251 to completed technology. Acquired intangible assets are amortized over a period of 2 years for software development contracts, 5 years for customer lists and relationships and 5 years for completed technology.

 The Company is in the process of allocating the goodwill to its reportable segments.

Ninetowns Digital World Trade Holdings Limited
Notes to consolidated financial statements
for the years ended December 31, 2001, 2002 and 2003
and (unaudited) for the nine-month periods ended
September 30, 2003 and 2004
(In thousands, except share and per share data)

17. Subsequent Events — (continued)

(e)	(Unaudited) In September of 2004, the stock subscription receivables of RMB24,804 which were outstanding as of December 31, 2003 were received, and in October of 2004, 16 additional ordinary shares were issued.

(f)	In October of 2004, Mr. Wang Shuang and Ms. Dong Min exercised 87,456 and 35,296 stock options, respectively, at an exercise price of HK$25 each.

(g)	In October of 2004, the Company’s board of directors adopted the 2004 stock option plan.

(h)	In November of 2004, the Company entered into an agreement with Mr. Wang Shuang, Ms. Dong Min and Ninetowns Import & Export e-Commerce to the effect that Ninetowns Import & Export e-Commerce would sell its 49% interest in Beijing iTowNet to the Company at the Company’s request if, at any time while the Company’s ordinary shares or ADSs are registered with the SEC, Ninetowns Import & Export e-Commerce is allowed to sell such interest to the Company under the relevant PRC law and the policies of the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the “PRC Inspections Administration”). The Company’s right under the agreement is subject to the statutory right of first refusal of the PRC Inspections Administration to purchase such interest. The Company has agreed, if exercising its right under the agreement, to purchase the 49% interest in Beijing iTowNet at a purchase price of US$25 million, plus a compounded interest rate of 5% per year for each year that Ninetowns Import & Export e-Commerce held the interest since August 23, 2001, but deducting any dividend or distribution that Ninetowns Import & Export e-Commerce has received or in the future receives from Beijing iTowNet.

(i)	On November 9, 2004, the Company’s shareholders approved a four-for-one share split. All share and per share data have been restated to give retroactive effect to this stock split.

9,600,000 American Depositary Shares

representing 9,600,000 Ordinary Shares

Prospectus

JPMorgan

Citigroup

Jefferies Broadview

Lehman Brothers

                    , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2004, all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 6. Indemnification of directors and officers

Article 160 of our amended and restated memorandum and articles of association, as currently in effect, provides that we may indemnify our directors, officers and certain other agents, except our auditor, and the liquidator or trustee, if any, acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done, concurred or omitted in the execution of their duty in their capacities as such. Under our amended and restated memorandum and articles of association, indemnification is not available, however, if those events were incurred or sustained by fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Recent sales of unregistered securities

In the three years prior to the date of this registration statement, we have sold unregistered securities as set forth below. The consideration paid to the registrant in each case was cash, except for the securities transferred to the registrant as consideration in the August 2004 reorganization transaction.

2002 — sale to executive officers

In February 2002, Jitter Bug owned four ordinary shares of our company, which represented 100% of our outstanding shares at that time. On February 22, 2002, Jitter Bug sold a 6.0% ownership interest in our company, which is currently equal to 1,320,000 ordinary shares, for an aggregate consideration of HK$40 to Xiaoguang Ren, Bolin Wu, Tommy Siu Lun Fork and Ping Sun Lee, who are former and current members of our senior management.

2003 — sales to investors

On October 3, 2003, we entered into a sale and purchase agreement with the Group A Purchasers and Jitter Bug pursuant to which Jitter Bug sold 1,872,000 ordinary shares to the Group A Purchasers for an aggregate price of HK$46.8 million, to be adjusted based on our financial performance in 2003.

On October 8, 2003, we entered into a sale and purchase agreement with the Group B Purchasers and Jitter Bug pursuant to which Jitter Bug sold 1,248,000 ordinary shares to the Group B Purchasers for an aggregate price of HK$31.2 million, to be adjusted based on our financial performance in 2003. In connection with such sale, on October 8, 2003, Jitter Bug entered into a share charge with each of the Group B Purchasers pursuant to which Jitter Bug pledged 1,872,000 and 624,000 ordinary shares to CEA and MMFI, respectively, to secure Jitter Bug’s obligation to make certain purchase price adjustments under the Group B Purchase

Agreement and under its obligations with respect to put option granted to the Group B Purchasers in the Group B Purchase Agreement.

On October 8, 2003, we entered into a subscription agreement with Ever Praise pursuant to which we issued and sold 780,000 ordinary shares to Ever Praise for an aggregate price of HK$19.5 million.

On October 9, 2003, we entered into a share subscription agreement with the Group C Purchasers, Jitter Bug, Mr. Wang and Ms. Dong pursuant to which we issued and sold 2,496,016 ordinary shares to the Group C Purchasers for a price of HK$62.4 million, or approximately US$8.0 million. We received an initial payment of HK$39.0 million, or approximately US$5.0 million, and issued 2,496,000 ordinary shares against such consideration. The Group C Purchasers deposited US$3.0 million of the purchase price into an escrow account and such funds were to be released to us, in exchange for 16 ordinary shares, if we achieved an EBTMI of not less than HK$100.0 million under accounting principles generally accepted in Hong Kong for 2003. We achieved such EBTMI and received the US$3 million from escrow on September 1, 2004. 16 ordinary shares were issued to the Group C Purchasers on October 6, 2004. In connection with such sale, on October 22, 2003, Jitter Bug entered into a share charge with the Group C Purchasers pursuant to which Jitter Bug pledged 2,745,616 ordinary shares to the Group C Purchasers to secure the performance of our obligations under the put option granted to the Group C Purchasers in the Group C Purchase Agreement. On October 22, 2003, Jitter Bug also entered into a tax indemnity with the Group C Purchasers pursuant to which Jitter Bug will indemnify the Group C Purchasers against all losses, damages, costs, expenses, penalties and interest incurred by our company or any of our subsidiaries in connection with any claim made against our company or any of our subsidiaries.

On October 16, 2003, we entered into a sale and purchase agreement with Huitung and Jitter Bug pursuant to which Jitter Bug sold 624,000 ordinary shares to Huitung for an aggregate price of HK$15.6 million, to be adjusted based on our financial performance in 2003.

On December 11, 2003, we entered into a subscription agreement with the Group D Purchasers and Jitter Bug pursuant to which we issued and sold 374,400 ordinary shares to the Group D Purchasers for an aggregate price of HK$9.36 million, to be adjusted based on our financial performance in 2003.

On December 11, 2003, we entered into a subscription agreement with Jitter Bug and Ferndale pursuant to which we issued and sold 93,600 ordinary shares to Ferndale for an aggregate price of HK$2.34 million, to be adjusted based on our financial performance in 2003.

2003 — grants under our 2003 Plan

On November 18, 2003, we granted options to purchase 2,574,400 ordinary shares at the exercise price of HK$25 per share under our 2003 Plan, which were granted to our employees. The term of the subject options is nine years and six months. No consideration was payable in connection with these grants. On October 6, 2004, Shuang Wang exercised options to purchase 87,456 ordinary shares and Min Dong exercised options to purchase 35,296 ordinary shares.

2004 — reorganization transaction

On August 24, 2004, we completed a reorganization transaction to acquire the 10% interest in Beijing New Take and Ninetowns Times previously owned by Value Chain. Prior to the reorganization transaction, Value Chain indirectly owned a minority interest in Beijing New Take and Ninetowns Times through its subsidiaries, Better Chance and APL, respectively. Pursuant to a share sale and purchase agreement dated June 30, 2004, entered into among

Value Chain, Better Chance, APL and us, we acquired all of Value Chain’s interest in each of Better Chance and APL by issuing 2,002,312 ordinary shares to Value Chain and paying to Value Chain US$4,140,250 in cash consideration, as well as US$1,736,290 in cash to settle shareholder loans between Value Chain and each of Better Chance and APL.

We believe that the sales of the foregoing securities were exempt from registration under the Securities Act pursuant to Regulation S promulgated under the Securities Act regarding transactions involving an offshore sale to non-U.S. persons. We based this determination on our own due diligence and on written representations of the purchasers.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit index

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1#	Specimen American Depositary Receipt of the Registrant
4.2*	Specimen Share Certificate of the Registrant
4.3#	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. and owners and beneficial owners of the American Depositary Receipts issued thereunder
† 4.4*	Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of the Registrant (listed on Schedule 1 thereto) and the Registrant
4.5*	Form of Termination Agreement among the Registrant, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of the Registrant
4.6*	Form of Lock-up agreement by and among the Registrant and certain of its directors, executive officers and shareholders
5.1*	Form of Opinion of Conyers Dill & Pearman, Cayman as to the legality of the ordinary shares
5.2*	Form of Opinion of Commerce & Finance Law Offices as to the legality of the ownership structure of the Company and its business operation in the PRC
8.1*	Form of Opinion of Conyers Dill & Pearman, Cayman as to Cayman Islands tax matters
8.2*	Form of Opinion of Paul, Hastings, Janofsky & Walker LLP as to United States tax matters
10.1*	Employee Share Option Scheme
10.2*	2004 Share Option Plan
† 10.3*	Service Agreement dated October 8, 2003 between the Registrant and Shuang Wang

Exhibit
Number	Description

† 10.4*	Service Agreement dated October 8, 2003 between the Registrant and Xiaoguang Ren
† 10.5*	Service Agreement dated October 8, 2003 between the Registrant and Gerry Ka Cheung Wai
† 10.6*	Service Agreement dated September 30, 2003 between the Registrant and Tommy Siu Lun Fork
† 10.7*	Service Agreement dated March 31, 2004 between the Registrant and Eric Chen Yu Ho
† 10.8*	Service Agreement dated October 8, 2003 between the Registrant and Kin Fai Ng
† 10.9*	Service Agreement dated October 8, 2003 between the Registrant and Kenneth Sze Ho Siu
† 10.10*	Service Agreement dated October 8, 2003 between the Registrant and Min Dong
† 10.11*	Service Agreement dated October 8, 2003 between the Registrant and Bolin Wu
10.12*	Translation of Form of Software Sales Agreement
† 10.13*	Translation of Distribution Agreement dated September 3, 2003 between the Registrant and Guangzhou Panyu Chengchang Trade Development Co., Ltd.
† 10.14*	Translation of the Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated September 3, 2003
† 10.15*	Translation of Distribution Agreement dated August 22, 2003 between the Registrant and Shanghai Tomorrow Technology Development Co., Ltd.
† 10.16*	Translation of Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated August 22, 2003
† 10.17*	Translation of Franchise Agreement dated February 14, 2004 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.
† 10.18*	Translation of Supplemental Agreement dated April 22, 2004, amending Franchise Agreement dated February 14, 2004
10.19*	Translation of Union Plaza Lease Agreement dated February 27, 2003 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited
10.20*	Translation of Renewal Agreement dated March 11, 2004 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.21*	Translation of Software Development Contract for iTowNet Customer Service System dated April 2, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited
10.22*	Translation of Software Development Contract for Online Declaration System dated May 28, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited
10.23*	Translation of Software Development Contract for iTowNet Platform Tendering and Optimization Project dated August 1, 2003 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.

Exhibit
Number	Description

10.24*	Translation of Software Development Contract for Inspection and Quarantine “Great Customs Clearance” Project dated August 1, 2003 between Beijing
Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.25*	Translation of iTowNet Electronic Service Platform Technical Service Contract dated December 25, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.26*	Translation of UMA Product Sales and Service Contract dated October 8, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.27*	Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited
10.28*	Sale and Purchase Agreement dated October 3, 2003 among the Registrant, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund
10.29*	Sale and Purchase Agreement dated October 8, 2003 among the Registrant, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited
10.30*	Subscription Agreement dated October 8, 2003 between the Registrant and Ever Praise Holdings Limited
† 10.31*	Share Subscription Agreement dated October 9, 2003 among the Registrant, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong
10.32*	Sale and Purchase Agreement dated October 16, 2003 among the Registrant, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited
10.33*	Subscription Agreement dated December 11, 2003 among the Registrant, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund
10.34*	Subscription Agreement dated December 11, 2003 among the Registrant, Jitter Bug Holdings Limited and Ferndale Associates Limited
10.35*	Form of Right of First Refusal Agreement dated as of November 2, 2004 among the Registrant, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong
21.1*	Subsidiaries of the Registrant
23.1	Consent of Deloitte Touche Tohmatsu
23.2*	Consent of Beijing iTowNet Cyber Technology Ltd.
23.3*	Consent of Global Insight
23.4*	Consent of Economist Intelligence Unit
23.5*	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 8.2)

Exhibit
Number	Description

23.6*	Consent of Conyers Dill & Pearman, Cayman (included in Exhibits 5.1 and 8.1)
23.7*	Consent of Commerce & Finance Law Offices (included in Exhibit 5.2)
24.1	Power of Attorney (included on Page II-7 of the Registration Statement)

† Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

* Previously filed.

# Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-120567) filed with the Securities and Exchange Commission.

(b) Financial Statement Schedules

All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

(1)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 18th day of November, 2004.

NINETOWNS DIGITAL WORLD
TRADE HOLDINGS LIMITED

By:	/s/ SHUANG WANG

Name: Shuang Wang

Title:	Chief Executive Officer (principal executive officer)

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Shuang Wang and Tommy Siu Lun Fork, and each of them, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in-person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ SHUANG WANG Shuang Wang		Director and Chief Executive Officer (principal executive officer)	November 18, 2004

/s/ TOMMY SIU LUN FORK Tommy Siu Lun Fork		Chief Financial Officer (principal financial and accounting officer)	November 18, 2004

* Tat Man Lee		Director and Chairman of the Board	November 18, 2004

* Kin Fai Ng		Director	November 18, 2004

* Kenneth Sze Ho Siu		Director	November 18, 2004

* Gerry Ka Cheung Wai		Director	November 18, 2004

* Stephen Jung Tsuei		Director	November 18, 2004

* Dachun Zhang		Director	November 18, 2004

* Fushan Chen		Director	November 18, 2004

* Xiaomin Sun		Director	November 18, 2004

* Mark Ming Hsun Lee		Director	November 18, 2004

By:	/s/ SHUANG WANG Shuang Wang Attorney-in-fact

Signature of authorized representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, being the duly authorized representative in the United States of Ninetowns Digital World Trade Holdings Limited has signed this registration statement or amendment thereto in the City of Newark, State of Delaware, on November 18, 2004.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI

Name: Donald J. Puglisi
Title: Managing Director

Exhibit index

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1#	Specimen American Depositary Receipt of the Registrant
4.2*	Specimen Share Certificate of the Registrant
4.3#	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A. and owners and beneficial owners of the American Depositary Receipts issued thereunder
† 4.4*	Shareholders’ Agreement dated October 22, 2003 among Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, the shareholders of the Registrant (listed on Schedule 1 thereto) and the Registrant
4.5*	Form of Termination Agreement among the Registrant, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited and certain other shareholders of the Registrant
4.6*	Form of Lock-up agreement by and among the Registrant and certain of its directors, executive officers and shareholders
5.1*	Form of Opinion of Conyers Dill & Pearman, Cayman as to the legality of the ordinary shares
5.2*	Form of Opinion of Commerce & Finance Law Offices as to the legality of the ownership structure of the Company and its business operations in the PRC
8.1*	Form of Opinion of Conyers Dill & Pearman, Cayman as to Cayman Islands tax matters
8.2*	Form of Opinion of Paul, Hastings, Janofsky & Walker LLP as to United States tax matters
10.1*	Employee Share Option Scheme
10.2*	2004 Share Option Plan
† 10.3*	Service Agreement dated October 8, 2003 between the Registrant and Shuang Wang
† 10.4*	Service Agreement dated October 8, 2003 between the Registrant and Xiaoguang Ren
† 10.5*	Service Agreement dated October 8, 2003 between the Registrant and Gerry Ka Cheung Wai
† 10.6*	Service Agreement dated September 30, 2003 between the Registrant and Tommy Siu Lun Fork
† 10.7*	Service Agreement dated March 31, 2004 between the Registrant and Eric Chen Yu Ho
† 10.8*	Service Agreement dated October 8, 2003 between the Registrant and Kin Fai Ng
† 10.9*	Service Agreement dated October 8, 2003 between the Registrant and Kenneth Sze Ho Siu
† 10.10*	Service Agreement dated October 8, 2003 between the Registrant and Min Dong
† 10.11*	Service Agreement dated October 8, 2003 between the Registrant and Bolin Wu

Exhibit
Number	Description

10.12*	Translation of Form of Software Sales Agreement
† 10.13*	Translation of Distribution Agreement dated September 3, 2003 between the Registrant and Guangzhou Panyu Chengchang Trade Development Co., Ltd.
† 10.14*	Translation of the Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated September 3, 2003
† 10.15*	Translation of Distribution Agreement dated August 22, 2003 between the Registrant and Shanghai Tomorrow Technology Development Co., Ltd.
† 10.16*	Translation of Supplemental Agreement dated April 22, 2004, amending Distribution Agreement dated August 22, 2003
† 10.17*	Translation of Franchise Agreement dated February 14, 2004 between Beijing Ninetowns Ports Software and Technology Co., Ltd. and Shenzhen Ninetowns Enke Software Technology Co., Ltd.
† 10.18*	Translation of Supplemental Agreement dated April 22, 2004, amending Franchise Agreement dated February 14, 2004
10.19*	Translation of Union Plaza Lease Agreement dated February 27, 2003 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Digital Technology Limited
10.20*	Translation of Renewal Agreement dated March 11, 2004 between Beijing Fu Yu Da Real Estate Development Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.21*	Translation of Software Development Contract for iTowNet Customer Service System dated April 2, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited
10.22*	Translation of Software Development Contract for Online Declaration System dated May 28, 2002 between Beijing iTowNet Cyber Technology Ltd. and Beijing New Take Electronic Commerce Limited
10.23*	Translation of Software Development Contract for iTowNet Platform Tendering and Optimization Project dated August 1, 2003 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.24*	Translation of Software Development Contract for Inspection and Quarantine “Great Customs Clearance” Project dated August 1, 2003 between Beijing Regard Technology Co., Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.25*	Translation of iTowNet Electronic Service Platform Technical Service Contract dated December 25, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.26*	Translation of UMA Product Sales and Service Contract dated October 8, 2003 between Beijing iTowNet Cyber Technology Ltd. and Beijing Ninetowns Ports Software and Technology Co., Ltd.
10.27*	Deed of Undertaking dated August 13, 2004 by Shuang Wang and Min Dong to AIG Asian Opportunity Fund, L.P. and American International Assurance Company (Bermuda) Limited

Exhibit
Number	Description

10.28*	Sale and Purchase Agreement dated October 3, 2003 among the Registrant, Jitter Bug Holdings Limited, UOB Venture (Shenzhen) Limited, Titan I Venture Capital Co., Ltd., Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund
10.29*	Sale and Purchase Agreement dated October 8, 2003 among the Registrant, Jitter Bug Holdings Limited, China Equity Associates L.P. and MMFI CAPI Venture Investments Limited
10.30*	Subscription Agreement dated October 8, 2003 between the Registrant and Ever Praise Holdings Limited
† 10.31*	Share Subscription Agreement dated October 9, 2003 among the Registrant, Jitter Bug Holdings Limited, AIG Asian Opportunity Fund, L.P., American International Assurance Company (Bermuda) Limited, Mr. Shuang Wang and Ms. Min Dong
10.32*	Sale and Purchase Agreement dated October 16, 2003 among the Registrant, Jitter Bug Holdings Limited and Huitung Investments (BVI) Limited
10.33*	Subscription Agreement dated December 11, 2003 among the Registrant, Jitter Bug Holdings Limited, Titan I Venture Capital Co., Ltd, Titan II Venture Capital Co., Ltd. and CFM Investments Limited — CFM Greater China Fund
10.34*	Subscription Agreement dated December 11, 2003 among the Registrant, Jitter Bug Holdings Limited and Ferndale Associates Limited
10.35*	Form of Right of First Refusal Agreement dated as of November 2, 2004 among the Registrant, Ninetowns Import & Export e-Commerce Co., Ltd., Shuang Wang and Min Dong
21.1*	Subsidiaries of the Registrant
23.1	Consent of Deloitte Touche Tohmatsu
23.2*	Consent of Beijing iTowNet Cyber Technology Ltd.
23.3*	Consent of Global Insight
23.4*	Consent of Economist Intelligence Unit
23.5*	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 8.2)
23.6*	Consent of Conyers Dill & Pearman, Cayman (included in Exhibits 5.1 and 8.1)
23.7*	Consent of Commerce & Finance Law Offices (included in Exhibit 5.2)
24.1	Power of Attorney (included on Page II-7 of the Registration Statement)

†	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately submitted to the Securities and Exchange Commission.

*	Previously filed.

#	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-120567) filed with the Securities and Exchange Commission.